As filed with the Securities and Exchange Commission on June 27, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-9 and FORM S-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Form F-9	Form S-4

Barrick Gold Corporation	Barrick North America Finance LLC

(Exact Name of Registrant as Specified in its Charter)

Ontario	Delaware

(Province or Other Jurisdiction of Incorporation or Organization)

1040	Not Applicable

(Primary Standard Industrial Classification Code Number)

Not Applicable	26-2663280

(I.R.S. Employee Identification No.)

Brookfield Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (416) 307-7470	136 East South Temple Suite 1800 Salt Lake City Utah 84111-1134 United States (801) 990-3900
(Address, including postal code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 894-8700	Barrick North America Finance LLC 136 East South Temple Suite 1800 Salt Lake City Utah 84111-1134 United States (801) 990-3900

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Sybil E. Veenman Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (800) 720-7415	Donald Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Kevin Thomson Davies Ward Phillips & Vineberg LLP P.O. Box 63, 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1 (416) 863-5530

Approximate date of commencement of proposed sale of the securities to the public: as soon as practicable after this registration statement becomes effective.

Form F-9	Form S-4

Province of Ontario, Canada

(Principal Jurisdiction Regulating this Form F-9 Offering)

It is proposed that this filing shall become effective (check appropriate box):

A.  ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  ☑ at some future date (check appropriate box below):

1.  ☐ Pursuant to Rule 467(b) on (        ) at (        ) (designate a time not sooner than seven calendar days after filing).

2.  ☐ Pursuant to Rule 467(b) on (        ) at (        ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (        ).

3.  ☑ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.  ☐ After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form F-9 are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instructions G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☐                  Accelerated filer  ☐

Non-accelerated filer  ☑    Smaller reporting company   ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
1.75% Notes due 2014 of Barrick Gold Corporation (“Barrick”)	$700,000,000	100%	$700,000,000	$81,270
2.90% Notes due 2016 of Barrick	$1,100,000,000	100%	$1,100,000,000	$127,710
4.40% Notes due 2021 of Barrick North America Finance LLC (“BNAF”)	$1,350,000,000	100%	$1,350,000,000	$156,735
Guarantee of 4.40% Notes dues 2021 by Barrick	N/A	N/A	N/A	N/A(2)
5.70% Notes due 2041 of BNAF	$850,000,000	100%	$850,000,000	$98,685
Guarantee of 5.70% Notes due 2041 by Barrick	N/A	N/A	N/A	N/A(2)
Total	$4,000,000,000		$4,000,000,000	$464,400

(1)	The notes being registered are offered (i) in exchange for 1.75% Notes due 2014, 2.90% Notes due 2016, 4.40% Notes due 2021 and 5.70% Notes due 2041 previously sold in a transaction exempt from registration under the Securities Act of 1933, as amended, and (ii) upon certain resales of the notes by broker-dealers. The registration fee has been computed based on the face value of the notes solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457 under the Securities Act of 1933.
(2)	In accordance with Rule 457(n), no separate fee for the registration of the Guarantees of the 4.40% Notes due 2021 and 5.70% Notes due 2041 of Barrick Gold Corporation, which are being registered concurrently, is payable.

The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART 1

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be exchanged prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	SUBJECT TO COMPLETION, DATED JUNE 27, 2011

Barrick Gold Corporation

Offer to exchange all outstanding 1.75% Notes due 2014 issued on June 1, 2011 for up to US$700,000,000 Aggregate Principal Amount of Registered 1.75% Notes due 2014

and

Offer to exchange all outstanding 2.90% Notes due 2016 issued on June 1, 2011 for up to US$1,100,000,000 Aggregate Principal Amount of Registered 2.90% Notes due 2016

Barrick North America Finance LLC Offer to exchange all outstanding 4.40% Notes due 2021 issued on June 1, 2011 for up to US$1,350,000,000 Aggregate Principal Amount of Registered 4.40% Notes due 2021 Unconditionally Guaranteed by Barrick Gold Corporation

and

Offer to exchange all outstanding 5.70% Notes due 2041 issued on June 1, 2011 for up to US$850,000,000 Aggregate Principal Amount of Registered 5.70% Notes due 2041

Unconditionally Guaranteed by Barrick Gold Corporation

The Initial Notes:

$700,000,000 aggregate principal amount of 1.75% Notes due 2014 (the “Initial 2014 Notes”) and $1,100,000,000 aggregate principal amount of 2.90% Notes due 2016 (the “Initial 2016 Notes”) were originally issued by Barrick Gold Corporation (“Barrick”) and $1,350,000,000 aggregate principal amount of 4.40% Notes due 2021 (the “Initial 2021 Notes”) and $850,000,000 aggregate principal amount of 5.70% Notes due 2041 (the “Initial 2041 Notes”) were originally issued by Barrick North America Finance LLC (“BNAF”) on June 1, 2011 in a transaction that was exempt from registration under the United States Securities Act of 1933, as amended (the “Securities Act”), and resold to qualified institutional buyers in reliance on Rule 144A and non-U.S. persons outside the United States in reliance on Regulation S. We refer to the Initial 2014 Notes, the Initial 2016 Notes, the Initial 2021 Notes and the Initial 2041 Notes together as the “Initial Notes”.

The New Notes:

The terms of the new 2014 notes (the “New 2014 Notes”), the new 2016 notes (the “New 2016 Notes”), the new 2021 notes (the “New 2021 Notes”) and the new 2041 notes (the “New 2041 Notes”) are substantially identical to the terms of the Initial 2014 Notes, the Initial 2016 Notes, the Initial 2021 Notes and the Initial 2041 Notes, respectively, except that the New 2014 Notes, the New 2016 Notes, the New 2021 Notes and the New 2041 Notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to additional interest, will bear different CUSIP numbers from the Initial Notes and will not entitle their holders to registration rights and none of the New Notes will be subject to a special mandatory redemption. The New 2014 Notes, the New 2016 Notes, the New 2021 Notes and the New 2041 Notes will evidence the same continuing indebtedness as the Initial 2014 Notes, the Initial 2016 Notes, the Initial 2021 Notes and the Initial 2041 Notes, respectively. We refer to the New 2014 Notes, the New 2016 Notes, the New 2021 Notes and the New 2041 Notes together as the “New Notes”. We refer to the Initial 2014 Notes and the New 2014 Notes together as the “2014 Notes”, the Initial 2016 Notes and the New 2016 Notes together as the “2016 Notes”, the Initial 2021 Notes and the New 2021 Notes together as the “2021 Notes”, the Initial 2041 Notes and the New 2041 Notes together as the “2041 Notes”, and the Initial Notes and the New Notes together as the “Notes”.

All dollar amounts in this prospectus are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

See “Risk Factors” beginning on page 6 for a discussion of certain risks that you should consider in connection with an investment in the Notes.

Exchange Offer:

Barrick’s offer to exchange Initial 2014 Notes for New 2014 Notes and Initial 2016 Notes for New 2016 Notes and BNAF’s offer to exchange Initial 2021 Notes for New 2021 Notes and Initial 2041 Notes for New 2041 Notes will be open until 5:00 p.m., New York City time, on                         , 2011, unless Barrick and BNAF extend the offer.

New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of such series accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept the Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange Offer—Terms of the Exchange Offer—Conditions.”

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

Barrick is permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different than those of the United States.

Owning the debt securities may subject you to tax consequences in the United States and Canada. You should read the tax discussion in this prospectus. This prospectus may not describe these tax consequences fully.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because Barrick is incorporated under the laws of the Province of Ontario, Canada, some of the officers and directors of Barrick and BNAF and some of the experts named in this prospectus are residents outside of the United States and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

The debt securities have not been approved or disapproved by the Ontario Securities Commission, the U.S. Securities and Exchange Commission or any state securities regulator, nor has the Ontario Securities Commission, the U.S. Securities and Exchange Commission or any state securities regulator passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

Prospective investors should be aware that, during the period of the exchange offer, the registrant or its affiliates, directly or indirectly, may bid for or make purchases of the debt securities to be distributed or to be exchanged, or certain related debt securities, as permitted by applicable laws or regulations of Canada, or its provinces or territories.

This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of New Notes received in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market making or other trading activities.

The date of this prospectus is                     , 2011.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus is accurate only as of the respective date of the document in which such document appears.

The New Notes have not been and will not be qualified for public distribution under the securities laws of any province or territory of Canada. The New Notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada or to any resident thereof except in accordance with the securities laws of the provinces and territories of Canada.

Barrick presents its financial statement in U.S. dollars and, effective January 1, 2011, its financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Prior to January 1, 2011, Barrick’s financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). In addition, certain financial information concerning Equinox Minerals Limited (“Equinox”) is included in an annex to this prospectus and underlies pro forma information included herein. Equinox presents its financial statements in U.S. dollars and, effective January 1, 2011, its financial statements are prepared in accordance with IFRS. Prior to January 1, 2011, Equinox’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Unless otherwise indicated, financial information included or incorporated by reference in this prospectus as at December 31, 2010 or earlier or relating to periods ending on or before December 31, 2010 has been prepared in accordance with U.S. GAAP, in the case of Barrick, and Canadian GAAP, in the case of Equinox, and financial information included or incorporated by reference in this prospectus as at January 1, 2011 or later or relating to periods ending on or after January 1, 2011 and the financial information in the respective comparative period has been prepared in accordance with IFRS. As a result, certain financial information included or incorporated by reference in this prospectus may not be comparable to financial information prepared by other United States or Canadian companies.

References to “$” in this prospectus are to U.S. dollars and references to “Cdn$” in this prospectus are to Canadian dollars unless otherwise indicated. See “Exchange Rate Information”.

In this prospectus, “Issuer” refers only to Barrick or BNAF, as applicable, in each case without any of its subsidiaries. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BNAF.

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This prospectus incorporates by reference documents that contain important business and financial information about Barrick and BNAF that is not included in or delivered with this prospectus. These documents are available without charge to security holders upon written or oral request to the Secretary of Barrick at Brookfield Place, TD Canada Trust Tower, P.O. Box 212, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911. To obtain timely delivery, holders of the Initial Notes must request these documents no later than five business days before the expiration date. Unless extended the expiration date is                     , 2011.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the U.S. Securities and Exchange Commission (the “Commission”), are specifically incorporated by reference in this prospectus:

(a)	The annual information form of Barrick dated as of March 31, 2011 for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 40-F filed with the Commission on March 31, 2011 (the “Form 40-F”)).

(b)	The annual audited consolidated financial statements of Barrick for the year ended December 31, 2010, including consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of income, cash flows, equity and comprehensive income for each of the years in the three-year period ended December 31, 2010 and related notes, together with the independent auditors’ report thereon (incorporated by reference to Exhibit 99.3 of the Form 40-F).

(c)	The management’s discussion and analysis of Barrick for the financial year ended December 31, 2010 (incorporated by reference to Exhibit 99.4 of the Form 40-F).

(d)	The management information circular of Barrick dated March 11, 2011, in connection with the annual meeting of Barrick’s shareholders held on April 27, 2011 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on March 22, 2011).

(e)	The interim unaudited consolidated financial statements of Barrick for the three months ended March 31, 2011, including consolidated balance sheets as at March 31, 2011, December 31, 2010 and January 1, 2010, consolidated statements of income, cash flow and comprehensive income for the three months ended March 31, 2011 and March 31, 2010 and consolidated statements of changes in equity for the periods ended March 31, 2011 and March 31, 2010 and related notes (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on April 28, 2011).

(f)	The management’s discussion and analysis of Barrick for the three months ended March 31, 2011 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on April 28, 2011).

(g)	The material change report of Barrick dated May 4, 2011 regarding its entering into a Support Agreement with Equinox (the “Support Agreement”) pursuant to which Barrick, through a wholly-owned subsidiary, launched a take-over bid for all of the common shares of Equinox (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on May 4, 2011).

(h)	The material change report of Barrick dated May 31, 2011 regarding the pricing of the Initial Notes of Barrick and BNAF.

Any annual information form, annual financial statements (including the auditors’ report thereon), interim financial statements, management’s discussion and analysis, material change report (excluding any confidential material change reports), business acquisition report or information circular or amendments thereto that Barrick files with any securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to the termination of the offering of the New Notes will be incorporated by reference in this prospectus and will automatically update and supersede information contained or incorporated by reference in this prospectus. In addition, all documents filed or furnished by Barrick with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the date of this prospectus and prior to the termination of the offering of the New Notes to which this prospectus relates shall be deemed to be incorporated by reference into this prospectus and the registration statement of which the prospectus forms a part from the date of filing or furnishing of such documents (in the case of any Report on Form 6-K, if and to the extent expressly set forth in such report).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contained in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent any statement contained herein or in any subsequently filed or furnished document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

In compliance with the requirements of the SEC, attached hereto as Schedule “A” and Schedule “B”, respectively, are the annual consolidated financial statements of Barrick for the year ended December 31, 2010 and the interim consolidated financial statements of Barrick for the three months ended March 31, 2011, in each case revised to include an additional note relating to BNAF, the offering and exchange of Notes, the Acquisition and an update on certain litigation.

WHERE YOU CAN FIND MORE INFORMATION

Barrick will provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon request to the Secretary of Barrick at Brookfield Place, TD Canada Trust Tower, P.O. Box 212, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated by reference in this prospectus. We do not incorporate by reference into this prospectus any of the information on, or accessible through, our website or any of the websites listed below.

Barrick files certain reports with, and furnishes other information to, the Commission and the provincial and territorial securities regulatory authorities of Canada. Barrick’s Commission file number is 1-9059. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Barrick is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Barrick’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Barrick’s reports and other information filed with or furnished to the Commission since June 2002 are available, and Barrick’s reports and other information filed or furnished in the future with or to the Commission will be available, from the Commission’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with or furnishes to the Commission at the Commission’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the Commission at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s Commission filings at the NYSE, 20 Broad Street, New York, New York 10005. Barrick’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com.

Barrick and BNAF have filed with the Commission under the Securities Act, a registration statement on Form F-9/S-4 relating to the securities being offered hereunder and which this prospectus forms a part. This prospectus does not contain all the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the Commission. Items of information omitted from this prospectus but contained in the registration statement will be available on the Commission’s website at http://www.sec.gov.

Barrick and BNAF have obtained relief from the OSC (the “OSC Order”) which exempts BNAF from: (i) the requirements of National Instrument 51-102—Continuous Disclosure Obligations; (ii) the requirements of

Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings; (iii) the requirements under applicable securities law relating to audit committees; (iv) the requirements of National Instrument 58-101—Disclosure of Corporate Governance Practices; and (v) the requirement under Form 44-101F1 promulgated under National Instrument 44-101—Short Form Prospectus Distributions to: (A) include in this prospectus earnings coverage ratios required under Section 6.1 of Form 44-101F1; and (B) incorporate by reference in this prospectus any of the documents specified under paragraphs 1 through 4, 6 and 7 of Section 11.1(1) of Form 44-101F1, provided, in each case that, among other things: (X) BNAF and Barrick continue to satisfy all of the conditions set forth in subsection 13.4(2) of NI 51-102, other than paragraph 13.4(2)(g); (Y) Barrick discloses in each of its interim financial statements and annual financial statements filed with the OSC and the SEC any significant restrictions on the ability of Barrick to obtain funds from its subsidiaries by dividend or loan; and (Z) if certain “restricted net asset” tests that are described in greater detail in the OSC Order are met, Barrick provides additional disclosure in each of its interim financial statements and annual financial statements filed with the OSC and the SEC concerning: (i) the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries of Barrick to transfer funds to Barrick in the form of cash dividends, loans or advances and (ii) the amount of “restricted net assets”. From and after May 9, 2008, being the date of formation of BNAF, the financial results of BNAF have been and will be included in the consolidated financial results of Barrick. A copy of the OSC Order can be obtained from the OSC website at www.osc.gov.on.ca.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained or incorporated by reference in this prospectus, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express our expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean peso, Argentine peso, Peruvian sol and Papua New Guinean kina versus U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, United Kingdom, Tanzania, Pakistan, Saudi Arabia, Zambia or Barbados or other countries in which we do or may carry on business in the future; risks related to the integration of Equinox Minerals Limited (“Equinox”) and risks relating to the ownership of Equinox’s assets; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the organization of Barrick’s previously held African gold operations and properties under a separate listed

v

company. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business—Mineral Reserves and Mineral Resources” and “Risk Factors” in the annual information form of Barrick dated as of March 31, 2011 for the year ended December 31, 2010 and to the management’s discussion and analysis for the financial year ended December 31, 2010 and the management’s discussion and analysis for the three months ended March 31, 2011, each of which is incorporated by reference herein, and to the section “Risk Factors” in this prospectus, for a discussion of some of the factors underlying forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTICE REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Our mineral reserves have been calculated in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by the Staff of the Commission, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2010, the mineralization at Cerro Casale was classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the Commission, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the Commission. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

EXCHANGE RATE INFORMATION

The noon exchange rate on June 27, 2011, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was $1.00 equals Cdn$0.9861.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Barrick is a corporation existing under the laws of the Province of Ontario, Canada. A majority of our assets are located outside of the United States. In addition, some of our directors and officers and most of the experts named in this prospectus and the documents incorporated by reference herein are resident outside the United States, and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. We have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would probably be enforceable in Ontario if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by an Ontario court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

SUMMARY OF TERMS OF THE EXCHANGE OFFER

Barrick is offering to exchange $700,000,000 aggregate principal amount of Initial 2014 Notes for a like aggregate principal amount of its New 2014 Notes and $1,100,000,000 aggregate principal amount of Initial 2016 Notes for a like aggregate principal amount of its New 2016 Notes, and BNAF is offering to exchange $1,350,000,000 aggregate principal amount of Initial 2021 Notes for a like aggregate principal amount of its New 2021 Notes and $850,000,000 aggregate principal amount of Initial 2041 Notes for a like aggregate principal amount of its New 2041 Notes, evidencing the same continuing indebtedness as the Initial 2014 Notes, the Initial 2016 Notes, the Initial 2021 Notes and the Initial 2041 Notes, respectively. In order to exchange your Initial 2014 Notes, and/or your Initial 2016 Notes, and/or your Initial 2021 Notes and/or your Initial 2041 Notes, you must properly tender them and Barrick or BNAF, as applicable, must accept your tender. Barrick and BNAF, as applicable, will exchange all outstanding Initial 2014 Notes, Initial 2016 Notes, Initial 2021 Notes and Initial 2041 Notes that are validly tendered and not validly withdrawn.

Exchange Offer:	Barrick will exchange your Initial 2014 Notes for a like aggregate principal amount of its New 2014 Notes.

Barrick will exchange your Initial 2016 Notes for a like aggregate principal amount of its New 2016 Notes.

BNAF will exchange your Initial 2021 Notes for a like aggregate principal amount of its New 2021 Notes.

BNAF will exchange your Initial 2041 Notes for a like aggregate principal amount of its New 2041 Notes.

Resale of New Notes:	We believe you may offer the New Notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the United States Securities Act of 1933, as amended (the “Securities Act”) if:

•	You are acquiring the New Notes in the ordinary course of your business;

•	You are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you; and

•	You are not an affiliate, under Rule 405 of the Securities Act, of either BNAF or Barrick.

You should read the discussion under the heading “Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

Registration Rights Agreement:	We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the Initial Notes. See “Exchange Offer.”

Consequences of Failure to Exchange Initial Notes:	You will continue to hold Initial Notes that remain subject to their existing transfer restrictions if:

•	You do not tender your Initial Notes; or

•	You tender your Initial Notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the Initial Notes after we consummate the exchange offer. See “Exchange Offer—Terms of the Exchange Offer—Consequences of Failure to Exchange” and “—Acceptance of Initial Notes for Exchange; Delivery of New Notes.”

Expiration Date:	The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on , 2011, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes:	The New 2014 Notes will accrue interest at a rate of 1.75% per annum from and including the last interest payment date on which interest has been paid on the Initial 2014 Notes or, if no interest has been paid on the Initial 2014 Notes, from the issue date of the Initial 2014 Notes. No additional interest will be paid on Initial 2014 Notes tendered and accepted for exchange.

The New 2016 Notes will accrue interest at a rate of 2.90% per annum from and including the last interest payment date on which interest has been paid on the Initial 2016 Notes or, if no interest has been paid on the Initial 2016 Notes, from the issue date of the Initial 2016 Notes. No additional interest will be paid on Initial 2016 Notes tendered and accepted for exchange.

The New 2021 Notes will accrue interest at a rate of 4.40% per annum from and including the last interest payment date on which interest has been paid on the Initial 2021 Notes or, if no interest has been paid on the Initial 2021 Notes, from the issue date of the Initial 2021 Notes. No additional interest will be paid on Initial 2021 Notes tendered and accepted for exchange.

The New 2041 Notes will accrue interest at a rate of 5.70% per annum from and including the last interest payment date on which interest has been paid on the Initial 2041 Notes or, if no interest has been paid on the Initial 2041 Notes, from the issue date of the Initial 2041 Notes. No additional interest will be paid on Initial 2041 Notes tendered and accepted for exchange.

Conditions to the Exchange Offer:	The exchange offer is subject to certain customary conditions, which we may waive. See “Exchange Offer—Terms of the Exchange Offer—Conditions”.

Procedures for Tendering Initial Notes:

If you wish to accept the exchange offer, you must submit the required documentation and effect a tender of Initial Notes pursuant to the procedures for book-entry transfer (or other applicable procedures), all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “Exchange

Offer—Terms of the Exchange Offer—Procedures for Tendering,” “—Book Entry Transfer,” “—Exchanging Book-Entry Notes” and “—Guaranteed Delivery Procedures.”

Guaranteed Delivery Procedures:	If you wish to tender your Initial Notes, but cannot properly do so prior to the expiration date, you may tender your Initial Notes in accordance with the guaranteed delivery procedures described in “Exchange Offer—Terms of the Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights:	Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of Initial Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of Initial Notes and Delivery of New Notes:	Subject to certain conditions, any and all Initial Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “Exchange Offer—Terms of the Exchange Offer.”

U.S. Federal Income Tax Considerations:	The exchange of the Initial Notes for the New Notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations.”

Use of Proceeds:	We will not receive any proceeds from the exchange offer.

Exchange Agent:	Citibank, N.A. is serving as the exchange agent.

Summary of Terms of the New Notes:	The terms of the New Notes of each series are substantially identical to the terms of the Initial Notes of such series except that the New Notes:

•	will be registered under the Securities Act, and therefore will not contain restrictions on transfer;

•	will not contain provisions relating to additional interest;

•	will bear a different CUSIP number from the Initial Notes of the respective series; and

•	will not entitle their holders to registration rights.

In addition, none of the New Notes will be subject to a special mandatory redemption.

Issuers:	Barrick Gold Corporation for the New 2014 Notes and the New 2016 Notes. Barrick North America Finance LLC for the New 2021 Notes and the New 2041 Notes.

Notes Offered:	$700,000,000 aggregate principal amount of 1.75% notes due 2014.

$1,100,000,000 aggregate principal amount of 2.90% notes due 2016.

$1,350,000,000 aggregate principal amount of 4.40% notes due 2021.

$850,000,000 aggregate principal amount of 5.70% notes due 2041.

Interest Rate:	The New 2014 Notes will bear interest at the rate of 1.75% per annum.

The New 2016 Notes will bear interest at the rate of 2.90% per annum.

The New 2021 Notes will bear interest at the rate of 4.40% per annum.

The New 2041 Notes will bear interest at the rate of 5.70% per annum.

Interest Payment Dates:	Payable semi-annually in arrears on May 30 and November 30 of each year for each series of New Notes, commencing November 30, 2011.

Maturity Date:	The New 2014 Notes will mature on May 30, 2014.

The New 2016 Notes will mature on May 30, 2016.

The New 2021 Notes will mature on May 30, 2021.

The New 2041 Notes will mature on May 30, 2041.

Ranking:	The New Notes will be unsecured, unsubordinated obligations of Barrick and BNAF, as applicable, and will rank equally with the other unsecured, unsubordinated obligations of Barrick and BNAF, as applicable.

Guarantees:	The New 2021 Notes and New 2041 Notes will be unconditionally and irrevocably guaranteed by Barrick, which Guarantees (as defined below) will be unsecured, unsubordinated obligations of Barrick and will rank equally with Barrick’s other unsecured, unsubordinated obligations.

Optional and Tax Redemption:	Barrick may redeem the New 2014 Notes and the New 2016 Notes and BNAF may redeem the New 2021 Notes and the New 2041 Notes, in each case in whole or from time to time in part, on any date, at the prices described in this prospectus. See “Description of the Notes and Guarantees—Optional Redemption.”

Any series of the New Notes may also be redeemed, in whole but not in part, under certain circumstances relating to changes in applicable tax laws as described under “Description of the Notes and Guarantees—Tax Redemption.”

Change of Control:	Upon the occurrence of both (i) a change of control of Barrick and (ii) a downgrade within a specified period of a series of the New Notes below an investment grade rating by each of Moody’s Investors Service Inc. and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., Barrick or BNAF, as applicable, will be required to make an offer to purchase such series of the New Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but not including, the date of repurchase. See “Description of the Notes and Guarantees—Change of Control Repurchase Event.”

Additional Amounts:	All payments made by Barrick with respect to the New 2014 Notes and the New 2016 Notes and with respect to its Guarantees of the New 2021 Notes and its Guarantees of the New 2041 Notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by applicable law or by the interpretation or administration thereof. Subject to the exceptions and limitations set forth in this prospectus, if Barrick is required to withhold or deduct for Canadian taxes from any payment made under or with respect to the New 2014 Notes, the New 2016 Notes, its Guarantees of the New 2021 Notes or its Guarantees of the New 2041 Notes, Barrick will pay to any holder of such New Notes that is a non-resident of Canada such additional amounts as may be necessary so that the net payment received by such holder after such withholding or deduction will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted. See “Description of the Notes and Guarantees—Payment of Additional Amounts.”

Form:	Each series of the New Notes will be represented by one or more fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See “Description of the Notes and Guarantees—Global Securities and Book-Entry System.”

Governing Law:	The Indenture (as defined below) is, and the New Notes and the related Guarantees are or will be, governed by and construed in accordance with the laws of the State of New York.

Risk Factors:	Investing in the New Notes involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

RISK FACTORS

In deciding whether to exchange Initial Notes for New Notes, you should carefully consider the risks and uncertainties described below and under the heading “Risk Factors” in Barrick’s annual information form dated as of March 31, 2011 for the year ended December 31, 2010, which is incorporated by reference herein. These risks and uncertainties are not the only ones facing Barrick and BNAF. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any such risks actually occur, our business, financial condition and operating results could be materially harmed.

Bankruptcy, liquidation or reorganization of Barrick’s subsidiaries

Barrick conducts a substantial portion of its operations through subsidiaries. The New 2014 Notes, the New 2016 Notes, the Guarantees of the New 2021 Notes and the Guarantees of the New 2041 Notes will be obligations exclusively of Barrick. Barrick’s subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by Barrick under the New 2014 Notes, the New 2016 Notes, the Guarantees of the New 2021 Notes or the Guarantees of the New 2041 Notes. Accordingly, the New 2014 Notes, the New 2016 Notes, the Guarantees of the New 2021 Notes and the Guarantees of the New 2041 Notes will effectively be subordinated to all existing and future liabilities (including trade payables and indebtedness) of such subsidiaries (except to the extent that BNAF is responsible for making payments on the New 2021 Notes and the New 2041 Notes). In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, Barrick’s creditors (including the holders of the Guarantees of the New 2021 Notes and the Guarantees of the New 2041 Notes) will have no right to proceed against the assets of such subsidiaries (except to the extent that holders of the New 2021 Notes and the New 2041 Notes have a right to proceed against BNAF). Creditors of such subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Barrick.

Credit ratings may change, adversely affecting the market value of the New Notes and our cost of capital

There is no assurance that the credit ratings assigned to a particular series of New Notes or Barrick will remain in effect for any given period of time or that any such rating will not be revised or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings assigned to a particular series of New Notes will generally affect the market price of such New Notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.

Changes in interest rates may cause the value of the New Notes to decline

Prevailing interest rates will affect the market price or value of the New Notes. The market price or value of any particular series of the New Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Each Issuer may issue additional New Notes

Under the terms of the indenture governing the New Notes, each Issuer may, from time to time, without notice to, or the consent of, the holders of any series of the New Notes issued by it, “reopen” such series and issue additional New Notes of that series, which New Notes will be equal in rank to the New Notes of that series in all respects (or in all respects except for the issue price, the payment of interest accruing prior to the issue date of the additional New Notes of such series and/or the first payment of interest following the issue date of the additional New Notes of such series) so that the additional New Notes of such series may be consolidated with and form a single series with, and have the same terms as to status, redemption or otherwise as, the New Notes of such series offered under this prospectus.

An Issuer may be unable to purchase the New Notes upon a change of control repurchase event

If a change of control repurchase event occurs in respect of a particular series of the New Notes, the Issuer of such series of New Notes will be required to offer to purchase such New Notes for cash at a price equal to 101% of the principal amount of such New Notes plus accrued and unpaid interest on the New Notes repurchased to, but not including, the date of purchase in order to avoid an event of default under the Indenture. See “Description of the Notes and Guarantees—Change of Control Repurchase Event”. A change of control may also require us to make an offer to purchase certain of our other indebtedness and may give rise to the early termination of our primary bank credit facility. We may not have sufficient funds to purchase all of the affected indebtedness and/or to repay the amounts owing under our primary bank credit facility.

There can be no assurance that a trading market for the New Notes will develop or as to the liquidity of any trading market that might develop for the New Notes

There is no established trading market for the New Notes and we do not intend to have the New Notes listed on any securities exchange. In addition, the liquidity of the trading market in the New Notes and the market price quoted for the New Notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the New Notes or as to the liquidity of any trading market that may develop.

If you fail to exchange your Initial Notes, they will continue to be restricted securities and may become less liquid

Initial Notes that you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities law. We will issue New Notes in exchange for the Initial Notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in “Exchange Offer—Terms of the Exchange Offer—Conditions” and “Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering”. These procedures and conditions include timely receipt by the exchange agent of such Initial Notes (or a confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC).

Because we anticipate that most holders of Initial Notes will elect to exchange their Initial Notes, we expect that the liquidity of the market for any Initial Notes remaining after the completion of the exchange offer will be substantially limited. Any Initial Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the Initial Notes outstanding. Following the exchange offer, if you do not tender your Initial Notes you generally will not have any further registration rights, and your Initial Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Initial Notes could be adversely affected.

The acquisition of Equinox and the integration of the Barrick and Equinox businesses may not occur as planned, we have only limited information about Equinox

The Acquisition (as defined below) of Equinox was made with the expectation of increased copper reserves and production, enhanced growth opportunities, and operational benefits arising from the combination. The actual value of increased copper reserves and production may not be what we anticipate. The actual operational benefits may be inferior to those expected by us or may take more time than expected to accrue, which could have a significant adverse impact on our operating profits, financial situation or prospects. All of these anticipated benefits will depend, in part, on whether Equinox’s operations can be integrated with our operations in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

We have included information in this prospectus relating to Equinox in order to provide the reader with information about Equinox. The historical information relating to Equinox in this prospectus has been derived from previous Equinox public disclosure, and may have been generated by disclosure controls and procedures that were different than those in place at Barrick. Information regarding Equinox included in this prospectus has not been independently verified by us. Our expectations about the future performance of the Equinox business reflect the current state of our information about Equinox and its operations and there can be no assurance that such information is correct in all material respects. Upon completion of the Acquisition, we intend to conduct a detailed review of Equinox, including an evaluation of its assets, reserves, resources, operations, business and mine plans and organizational structure.

BARRICK

Overview

Barrick is a leading international gold company. Barrick entered the gold mining industry in 1983 and is now the largest gold mining company in the world in terms of production, reserves and market capitalization. Barrick has operating mines and projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan and Tanzania. Barrick’s principal products and sources of earnings are gold and copper.

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, Barrick changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, Barrick changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. In connection with its acquisition of Placer Dome Inc., Barrick amalgamated with Placer Dome Inc. pursuant to articles of amalgamation dated May 9, 2006. On January 1, 2009, Barrick amalgamated with its wholly-owned subsidiary, Arizona Star Resource Corp. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Recent Developments

Acquisition of Equinox Minerals Limited

On April 25, 2011, Barrick announced that it, Barrick Canada Inc. (“Offer Sub”) and Equinox had entered into the Support Agreement, pursuant to which Barrick agreed to make an all-cash offer to acquire all of the common shares of Equinox (the “Equinox Shares”) for consideration of Cdn$8.15 per Equinox Share (the “Offer”) or effect another transaction such as a plan or arrangement or amalgamation, consistent with the terms of the Support Agreement. Barrick refers to its acquisition of all of the Equinox Shares as the “Acquisition”. The Offer commenced on April 26, 2011. To date, Barrick and its affiliates collectively own 96% of the Equinox Shares on a fully diluted basis. On June 14, 2011 Barrick and Offer Sub announced that the Offer had closed and Offer Sub would proceed with the acquisition of the remaining Equinox Shares pursuant to a compulsory acquisition as permitted by the Canada Business Corporations Act. The total cost of the Acquisition is estimated at approximately $7.955 billion, including transaction costs. The Equinox Shares acquired pursuant to the Offer have been paid for with cash on hand, draw-downs under revolving credit facilities and the proceeds of the sale of the Initial Notes.

See “Schedule C—Pro Forma Condensed Consolidated Financial Information” for Barrick’s pro forma balance sheet as at March 31, 2011 and statements of income for the year ended December 31, 2010 and three months ended March 31, 2011, in each case giving effect to the Acquisition.

Equinox Minerals Limited

Equinox, a corporation existing under the Canada Business Corporations Act, is an international mining and exploration company. Equinox is currently focused on operating its 100% owned Lumwana copper mine in Zambia and the construction of the Jabal Sayid copper-gold project in the Kingdom of Saudi Arabia, of which Equinox now holds a 100% interest, following its acquisition, in April 2011, of the remaining 30% interest in Jabal Sayid from its former joint venture partners. Equinox also has interests in various other exploration projects in Zambia and the Kingdom of Saudi Arabia. See “Schedule D—Annual and Interim Consolidated Financial Statements of Equinox Minerals Limited” for Equinox’s audited consolidated financial statements as at and for the year ended December 31, 2010 and unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011 and 2010.

BNAF

BNAF, a Delaware limited liability company, was formed in May 2008 and is a wholly-owned indirect subsidiary of Barrick. Its primary purpose is the financing of other subsidiaries or affiliates of Barrick. BNAF does not plan to have other operations and it has no assets, operations, revenues or cash flows other than those which are related to the issuance, administration and repayment of debt securities guaranteed by Barrick. BNAF does not intend to make available publicly or to its security holders annual or other reports or other separate continuous disclosure information. BNAF’s principal executive office is located at 136 East South Temple, Suite 1800, Salt Lake City, Utah 84111-1134, United States. BNAF’s telephone number is (801) 990-3900.

EXCHANGE OFFER

Terms of the Exchange Offer

General

In connection with the issuance of the Initial Notes, we entered into an exchange and registration rights agreement, dated June 1, 2011, with the initial purchasers of the Initial Notes. The following contains a summary of the provisions of the exchange and registration rights agreement. It does not contain all of the information that may be important to an investor in the New Notes. We refer you to the exchange and registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the exchange and registration rights agreement, we agreed to file under the Securities Act, on or prior to 180 days after the closing of the offering of the Initial Notes, and use our commercially reasonable efforts to cause to become effective under the Securities Act, on or prior to 270 days after the closing of the offering of the Initial Notes, the registration statement of which this prospectus is a part with respect to a registered offer to exchange the Initial Notes of each series for New Notes of the respective series. We will keep the exchange offer open for at least 20 business days (or longer if required by law) after the date notice of the exchange offer is mailed to holders of the Initial Notes.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. New Notes of each series will be issued in exchange for an equal principal amount of outstanding Initial Notes of the respective series accepted in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all holders as of the date of this prospectus. The exchange offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange. However, the obligation to accept Initial Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “—Conditions.”

Initial Notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral (promptly confirmed in writing) or written notice thereof to Citibank, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders of Initial Notes for the purposes of receiving the New Notes and delivering New Notes to such holders.

Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993), we believe that the New Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of either Barrick or BNAF within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such New Notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such New Notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such New Notes.

We have not sought, and do not intend to seek, a no-action letter from the Commission with respect to the effects of the exchange offer, and we cannot assure you that the Staff would make a similar determination with respect to the New Notes as it has in such no-action letters.

By tendering Initial Notes in exchange for New Notes and executing the letter of transmittal, each holder will represent to us that:

•	any New Notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the Initial Notes or New Notes within the meaning of the Securities Act; and

•	it is not an “affiliate,” as defined in Rule 405 under the Securities Act, of either Barrick or BNAF.

If such holder is a broker-dealer, it will also be required to represent that the Initial Notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of New Notes. See “Plan of Distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of Initial Notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the New Notes in connection with any resale of such New Notes. See “Plan of Distribution.”

Upon consummation of the exchange offer, any Initial Notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of Initial Notes who do not exchange their Initial Notes for New Notes in the exchange offer will no longer be entitled to registration rights or the payment of additional interest. In addition, such holders will not be able to offer or sell their Initial Notes, unless such Initial Notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the Initial Notes.

Expiration Date; Extensions; Amendments; Termination

The expiration date shall be                     , 2011 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral (promptly confirmed in writing) or written notice and will notify the holders of Initial Notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement will state that we are extending the exchange offer for a specified period of time.

We reserve the right:

•

to delay acceptance of any Initial Notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of Initial Notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived prior to the expiration date, by giving oral (promptly confirmed in writing) or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Initial Notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral (promptly confirmed in writing) or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Initial Notes of such amendment and we will extend the exchange offer for a period of five to ten business days. In addition, if we amend or terminate the exchange offer, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. Without limiting the manner in which we may choose to make public the announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The New 2014 Notes will accrue interest at the rate of 1.75% per annum, the New 2016 Notes will accrue interest at the rate of 2.90% per annum, the New 2021 Notes will accrue interest at 4.40% per annum and the New 2041 Notes will accrue interest at 5.70% per annum. The New Notes will accrue interest from and including the last interest payment date on which interest was paid on the Initial Notes surrendered in exchange therefor or, if no interest has been paid on such Initial Notes, from the issue date of such Initial Notes; provided that if Initial Notes are surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the New Notes received in exchange therefor will accrue from the date of such interest payment date. Interest on the New Notes is payable on May 30 and November 30, beginning on November 30, 2011. No additional interest will be paid on Initial Notes tendered and accepted for exchange.

Absence of Dissenter’s Rights of Appraisal

Holders of the Initial Notes do not have any dissenter’s rights of appraisal in connection with the exchange offer.

Procedures for Tendering

To tender in the exchange offer, a holder must complete, sign and date the applicable letter of transmittal or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal and mail, or otherwise deliver, such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:

•

a timely confirmation of a book-entry transfer of such Initial Notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The method of delivery of Initial Notes, letter of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Initial Notes, letters of transmittal or other required documents should be sent to us. Delivery of all Initial Notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of Initial Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.

Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act or an eligible institution unless the Initial Notes tendered pursuant thereto are tendered (1) by a registered holder of Initial Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Initial Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Initial Notes. We will not waive any condition of the exchange offer with respect to an individual holder unless we waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Initial Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Initial Note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the Initial Notes were issued:

•	to purchase or make offers for any Initial Notes that remain outstanding subsequent to the expiration date or, as described under “—Conditions,” to terminate the exchange offer,

•	to redeem Initial Notes as a whole, or in part, at any time and from time to time, as described under “Description of the Notes—Redemption—Optional Redemption,” and

•	to the extent permitted under applicable law, to purchase Initial Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us, or an affiliate of ours, to distribute the New Notes in connection with any resale of such New Notes. See “Plan of Distribution.”

Acceptance of Initial Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all Initial Notes properly tendered will be accepted promptly after the expiration date and the New Notes will be issued promptly after acceptance of the Initial Notes. See “—Conditions.” For purposes of the exchange offer, Initial Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent.

For each Initial Note of any series accepted for exchange, the holder of such Initial Note will receive a New Note of the respective series having a principal amount equal to that of the surrendered Initial Note.

In all cases, issuance of New Notes for Initial Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such Initial Notes into the exchange agent’s account at the applicable book–entry transfer facility,

•	a properly completed and duly executed letter of transmittal, and

•	all other required documents.

If any tendered Initial Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged Initial Notes will be returned promptly without expense to the tendering holder thereof (if in certificated form), or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent has established an account with respect to the Initial Notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of Initial Notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging Book-Entry Notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility’s Automated Tender Offer Program (“ATOP”) procedures to tender Initial Notes.

Any participant in the book-entry transfer facility may make book-entry delivery of Initial Notes by causing the book-entry transfer facility to transfer such Initial Notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the Initial Notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of Initial Notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Initial Notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

(1)	sets forth the name and address of the holder of Initial Notes and identifies the Initial Notes tendered, including the principal amount of such Initial Notes;

(2)	states that the tender is being made thereby; and

(3)	guarantees that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, or a book-entry confirmation, as the case may be, and any other documents required by the letter transmittal will be deposited by the eligible institution with the exchange agent; and

•

a book-entry confirmation and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the Initial Notes to be withdrawn;

•	identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes;

•

in the case of Initial Notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the Initial Notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such Initial Notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Initial Notes were tendered including any required signature guarantees, or be accompanied by documents of transfer to have the trustees with respect to the Initial Notes in the name of the person withdrawing the tender; and

•	specify the name in which such Initial Notes are registered, if different from the person who tendered such Initial Notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, which determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered Initial Notes, or credited to an account maintained with the book-entry transfer facility for the Initial Notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Initial Notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange any New Notes for, any Initial Notes and we may terminate the exchange offer or, at our option, modify, extend or otherwise amend the exchange offer, if any of the following conditions are not satisfied on or prior to the expiration date:

•

no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to the exchange offer or the exchange of Initial Notes for New Notes under the exchange offer by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

(1)	challenges the making of the exchange offer or the exchange of Initial Notes for Exchange Notes under the exchange offer or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Initial Notes for New Notes under the exchange offer; or

(2)	in our reasonable judgment, could materially adversely affect our (or our subsidiaries’) business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or materially impair the contemplated benefits to us of the exchange offer or the exchange of Initial Notes for New Notes under the exchange offer;

•

nothing has occurred or may occur that would or might, in our reasonable judgment, be expected to prohibit, prevent, restrict or delay the exchange offer or impair our ability to realize the anticipated benefits of the exchange offer;

•

there shall not have occurred: (a) any general suspension of or limitation on trading in securities in Canadian or United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the prices of the Initial Notes that are the subject of the exchange offer, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in Canada or the United States, whether or not mandatory, (e) a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to Canada or the United States, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in Canada or the United States, (g) any material adverse change in the securities or financial markets in Canada or the United States generally or (h) in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; and

•

neither Wilmington Trust Company, as trustee, nor Citibank, N.A., as indenture agent, with respect to the Indenture for the Initial Notes that are the subject of the exchange offer and the New Notes to be issued in the exchange offer shall have been directed by any holders of Initial Notes to object in any respect to, nor take any action that could, in our reasonable judgment, adversely affect the consummation of the exchange offer or the exchange of Initial Notes for New Notes under the exchange offer, nor shall the trustee or indenture agent have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of Initial Notes for New Notes under the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us, regardless of the circumstances giving rise to any such condition, or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the expiration date:

•	terminate the exchange offer and promptly return all tendered Initial Notes to the respective tendering holders;

•	modify, extend or otherwise amend the exchange offer and retain all tendered New Notes until the expiration date, as extended, subject, however, to the withdrawal rights of holders; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all Initial Notes tendered and not previously validly withdrawn.

We will not accept for exchange any Initial Notes tendered, and no New Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest practicable date.

In addition, subject to applicable law, we may in our absolute discretion terminate the exchange offer for any other reason.

Exchange Agent

Citibank, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus, or of the letter of transmittal, should be directed to the exchange agent as provided in the letter of transmittal.

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the Initial Notes, and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent, indenture agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of Initial Notes pursuant to the exchange offer. If, however, New Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Initial Notes tendered, or if tendered Initial Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

Holders of Initial Notes who do not exchange their Initial Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Initial Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the Initial Notes under the Securities Act. To the extent that Initial Notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted Initial Notes could be adversely affected. See “Risk Factors—If you fail to exchange your Initial Notes, they will continue to be restricted securities and may become less liquid.”

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing New Notes, we will receive in exchange Initial Notes of like principal amount, the terms of which are identical in all material respects to the New Notes. Initial Notes surrendered in exchange for New Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in our indebtedness and will evidence the same continuing indebtedness as the Initial Notes. We have agreed to bear all fees and expenses related to the exchange offer. No underwriter is being used in connection with the exchange offer.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Barrick’s unaudited ratio of earnings to fixed charges for the periods indicated below was as follows, with the periods ending prior to January 1, 2011 calculated according to U.S. GAAP, and the period ended March 31, 2011 calculated according to IFRS:

	2006	2007	2008	2009		2010	Three-Month Period Ended March 31, 2011
Ratio of earnings to fixed charges	7x	7x	6x	(11	)x	9x	9x

CONSOLIDATED AND PRO FORMA CAPITALIZATION

The following table sets forth the cash and cash equivalents and the consolidated capitalization of Barrick as at March 31, 2011, the date of Barrick’s most recently filed financial statements, (i) on an actual basis and (ii) on a pro forma basis after giving effect to the Acquisition. See “Barrick—Recent Developments—Acquisition of Equinox Minerals Limited.” The table below (which reflects financial information prepared in accordance with IFRS) should be read in conjunction with the audited consolidated financial statements of Barrick as at and for the year ended December 31, 2010 (which were prepared in accordance with U.S. GAAP), including the notes thereto and the related management’s discussion and analysis, the interim unaudited consolidated financial statements of Barrick for the three months ended March 31, 2011, including the notes thereto and the related management’s discussion and analysis, and the unaudited pro forma condensed consolidated financial information in Annex A of this prospectus.

	As at March 31, 2011
	Actual	Pro forma(1)
	(in millions)
Cash and cash equivalents	$4,443	$2,607

Long term debt(2)	$6,772	$12,680

Equity:
Capital stock	17,845	17,845
Retained earnings	1,492	1,462
Accumulated other comprehensive income	834	834
Other	314	314
Non-controlling interests	1,816	1,816

Total equity	22,301	22,271

Total capitalization(3)	$29,073	$34,951

Notes:

(1)	For information on the pro forma adjustments, refer to the pro forma condensed consolidated balance sheet as at March 31, 2011 and the notes thereto, which is included in Annex A of this prospectus.
(2)	Long-term debt excludes the current portion of long-term debt, asset retirement obligations, deferred income tax liabilities and other liabilities and includes capital leases. Refer to note 18b to Barrick’s unaudited consolidated financial statements for the three months ended March 31, 2011 and note 20b to Barrick’s audited consolidated financial statements for the year ended December 31, 2010 for more information regarding Barrick’s long-term debt.
(3)	Total capitalization is long-term debt plus total equity.

EARNINGS COVERAGE

This pro forma coverage information for the 12 months ended December 31, 2010 and the 12 months ended March 31, 2011 is included in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with U.S. GAAP, for the period ended December 31, 2010, and in accordance with IFRS, for the period ended March 31, 2011. The coverages provided below are calculated to reflect the offering of New Notes under this prospectus in exchange for the Initial Notes as discussed under “Use of Proceeds,” and also include required adjustments for all issuances and repayments of long-term debt since December 31, 2010 and servicing costs incurred in relation thereto. Specifically, our pro forma earnings coverage calculations for the 12 months ended December 31, 2010 have been adjusted for the effect of this offering of New Notes in exchange for the Initial Notes, the Acquisition and our financing thereof, the repayment of certain debt and the retirement and cancellation of the Initial Notes, as if such Acquisition, financing, offering, issuance and retirement and cancellation had occurred on the first day of the applicable period. Our pro forma earnings coverage calculations for the 12 months ended March 31, 2011 have been similarly adjusted.

Our pro forma interest requirements on our consolidated long-term debt would have been $586 million for the 12 months ended December 31, 2010 (including amounts capitalized during the period). Our earnings before interest expense and income taxes for the 12 months ended December 31, 2010 were $5,157 million, which is 8.8 times our pro forma interest requirements for this period.

Our pro forma interest requirements on our consolidated long-term debt would have been $650 million for the 12 months ended March 31, 2011 (including amounts capitalized during the period). Our earnings before interest expense and income taxes for the 12 months ended March 31, 2011 were $5,991  million which is 9.2 times our pro forma interest requirements for this period.

DESCRIPTION OF THE NOTES AND GUARANTEES

The following description of the particular terms of the New Notes and the related Guarantees does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the New Notes and the Indenture (as defined below), including the definition of certain terms contained therein. In this section, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries and the term “BNAF” refers only to Barrick North America Finance LLC without any of its subsidiaries. In this section, the term “Issuer” refers, as applicable, to Barrick, as issuer of the New 2014 Notes and the New 2016 Notes, and BNAF, as issuer of the New 2021 Notes and the New 2041 Notes. In this “Description of the Notes and Guarantees,” the term “BNAF Notes” means the New 2021 Notes and the New 2041 Notes.

The Initial 2014 Notes, the Initial 2016 Notes, the Initial 2021 Notes and the Initial 2041 Notes were each a separate series of debt securities issued, and the New 2014 Notes, the New 2016 Notes, the New 2021 Notes and the New 2041 Notes will each be a separate series of debt securities to be issued, under an indenture (the “Indenture”) among Barrick, BNAF, Wilmington Trust Company, as trustee (the “Trustee”), and Citibank, N.A., as indenture agent, dated as of June 1, 2011.

The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. The Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

The Initial 2014 Notes were initially issued in an aggregate principal amount of $700,000,000. The New 2014 Notes are unsecured, unsubordinated obligations of Barrick and will mature on May 30, 2014. The New 2014 Notes will bear interest at the rate of 1.75% per annum from and including June 1, 2011 or from and including the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 30 and November 30 of each year, commencing November 30, 2011, to the persons in whose names the New 2014 Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be.

The Initial 2016 Notes were initially issued in an aggregate principal amount of $1,100,000,000. The New 2016 Notes are unsecured, unsubordinated obligations of Barrick and will mature on May 30, 2016. The New 2016 Notes will bear interest at the rate of 2.90% per annum from and including June 1, 2011 or from and including the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 30 and November 30 of each year, commencing November 30, 2011, to the persons in whose names the New 2016 Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be.

The Initial 2021 Notes were initially issued in an aggregate principal amount of $1,350,000,000. The New 2021 Notes will be unsecured, unsubordinated obligations of BNAF and will mature on May 30, 2021. The New 2021 Notes will be unconditionally and irrevocably guaranteed by Barrick, which Guarantees will be an unsecured, unsubordinated obligation of Barrick. The New 2021 Notes will bear interest at the rate of 4.40% per annum from and including June 1, 2011 or from and including the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 30 and November 30 of each year, commencing November 30, 2011, to the persons in whose names the New 2021 Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be.

The Initial 2041 Notes were initially issued in an aggregate principal amount of $850,000,000. The New 2041 Notes are unsecured, unsubordinated obligations of BNAF and will mature on May 30, 2041. The New 2041 Notes will be unconditionally and irrevocably guaranteed by Barrick, which Guarantees will be an unsecured, unsubordinated obligation of Barrick. The New 2041 Notes will bear interest at the rate of 5.70% per annum from and including June 1, 2011 or from and including the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 30 and November 30 of each year, commencing November 30, 2011, to the persons in whose names the New 2041 Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be.

Payment of the principal of, premium, if any, and interest on, the New Notes will be made in United States dollars. The New Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the “Depositary”), and secondary market trading activity in the New Notes will therefore be required by the Depositary to settle in immediately available funds. The Depositary is the financial institution that acts as the sole direct holder of the Global Securities (as defined below). Any person wishing to own New Notes issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on, the New Notes will be payable, and the New Notes may be presented for registration of transfer and exchange, at the office or agency of the applicable Issuer, maintained for such purpose in the Borough of Manhattan, The City of New York, which initially shall be the office of the Indenture Agent at 111 Wall Street, 15th Floor Window, New York, New York 10005.

If an interest payment date or the maturity date of a particular series of New Notes falls on a day that is not a Business Day (as defined below), the related payment of principal and interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or maturity date, as the case may be. For purposes of this paragraph, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

The New Notes will not be entitled to the benefit of a sinking fund and will not be subject to repurchase by the applicable Issuer at the option of the holders thereof prior to maturity except as described below under “—Change of Control Repurchase Event.”

The New Notes will be issued in fully registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. As described below under “—Global Securities and Book-Entry System,” the New Notes will be issued in book-entry form and will be evidenced by one or more Global Securities. Subject to the terms of the Indenture, no service charge will be made for any registration of transfer or exchange or redemption of New Notes, except for certain taxes or other governmental charges that may be imposed with any registration of transfer or exchange. The Issuers have appointed the Indenture Agent as security registrar.

Each of Barrick and BNAF may issue debt securities and incur additional indebtedness other than through the offering of debt securities under the Indenture.

The term “Securities” as used in this “Description of the Notes and Guarantees” refers to all securities (other than Guarantees) issued under the Indenture, including the Notes, and the term “Guarantees” as used in this “Description of the Notes and Guarantees” refers to any guarantees by Barrick of such Securities, including the Guarantees of the BNAF Notes. The Guarantees of the BNAF Notes will guarantee the payment of the principal of, premium, if any, and interest on, the BNAF Notes and any Additional Amounts payable with respect to the BNAF Notes when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.

Reopening of the New Notes

Each Issuer may, from time to time, without notice to, or the consent of, the holders of the New Notes of any series that it has issued, create and issue additional notes under the Indenture equal in rank to the New Notes of such series in all respects (or in all respects except for the issue price, the payment of interest accruing prior to the issue date of the additional New Notes of such series and/or the first payment of interest following the issue date of the additional New Notes of such series) so that the additional New Notes of such series may be consolidated with and form a single series with, and have the same terms as to status, redemption and otherwise as, the New Notes of such series.

Optional Redemption

Each Issuer may redeem the New Notes of any series issued by it, in whole or from time to time in part, on any date (each, a “redemption date”) at a redemption price (calculated by the applicable issuer) equal to the greater of

(1)	100% of the principal amount of the New Notes of the series to be redeemed; and

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the New Notes of the series to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points for the New 2014 Notes, 20 basis points for the New 2016 Notes, 20 basis points for the New 2021 Notes and 25 basis points for the New 2041 Notes.

plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the New Notes of the series being redeemed to, but not including, such redemption date. Notwithstanding the foregoing, installments of interest on New Notes being redeemed that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such New Notes registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture.

In connection with such optional redemption, the following defined terms apply:

“Comparable Treasury Issue” means, with respect to any redemption date for the New Notes of a series to be redeemed, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the New Notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New Notes of the series to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date for the New Notes of a series to be redeemed, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (b) if the applicable Issuer obtains fewer than four but more than one such Reference Treasury Dealer Quotations for such redemption date, the average of all such quotations or (c) if the applicable Issuer obtains only one such Reference Treasury Dealer Quotation for such redemption date, that Reference Treasury Dealer Quotation.

“Final Maturity Date” means May 30, 2014 in the case of the New 2014 Notes, May 30, 2016 in the case of the New 2016 Notes, May 30, 2021 in the case of the New 2021 Notes and May 30, 2041 in the case of the New 2041 Notes.

“Independent Investment Banker” means, with respect to any redemption date for the New Notes of a series to be redeemed, the Reference Treasury Dealer appointed by the applicable Issuer.

“Reference Treasury Dealer” means, with respect to any redemption date for the New Notes of a series to be redeemed, each of Morgan Stanley & Co. Incorporated, RBC Capital Markets, LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC and their respective successors or, in each case, one of their respective affiliates which is a Primary Treasury Dealer (as defined below); provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), the applicable Issuer shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the New Notes of a series to be redeemed, the average, as determined by the applicable Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the applicable Issuer by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date for the New Notes of a series to be redeemed,

(1)	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.I5 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the New Notes of such series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” above, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the New Notes to be redeemed at such holder’s registered address. If less than all the New Notes of a series to be redeemed are to be redeemed at the option of the applicable Issuer, DTCC (as defined below) will select the New Notes of such series (or portions thereof) to be redeemed, in the case of Global Securities, and the Indenture Agent will select the New Notes to be redeemed pro rata, by lot or in such manner as it deems fair and appropriate, in the case of New Notes in definitive form.

Unless the applicable Issuer defaults in payment of the redemption price of a series of New Notes issued by it, on and after the redemption date, interest will cease to accrue on the New Notes of such series or any portion thereof called for redemption on such redemption date.

Each Issuer will have the right to purchase New Notes of any series issued by it in the market, by private contract or by tender at any time at any price.

Change of Control Repurchase Event

If a change of control repurchase event occurs in respect of a particular series of the New Notes, unless the Issuer of such series of New Notes has exercised its right to redeem such series of New Notes as described above under “—Optional Redemption” or below under “—Tax Redemption,” the Issuer of such series of New Notes will be required to make an offer to each holder of New Notes of such series to repurchase all or any part (in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof) of that holder’s New Notes of such series at a repurchase price in cash equal to 101% of the aggregate principal amount of the New Notes repurchased plus any accrued and unpaid interest on the New Notes repurchased to, but not including, the Repurchase Date (as defined below). Within 30 days following any change of control repurchase event or, at the applicable Issuer’s option, prior to any change of control, but after the public announcement of the proposed change of control, the applicable Issuer will mail a notice to each holder of New Notes of such series, with a copy to the Trustee and the Indenture Agent, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase New Notes of the applicable series on the date specified in the notice (the “Repurchase Date”), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the Repurchase Date. Holders of New Notes electing to have their New Notes purchased pursuant to a change of control repurchase event offer will be required to surrender their New Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the New Note completed, to the paying agent at the address specified in the notice, or transfer their New Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Repurchase Date. The applicable Issuer will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a change of control repurchase event. To the extent that the provisions of any applicable securities or corporate laws or regulations conflict with the change of control repurchase event provisions of the New Notes, the applicable Issuer will comply with the applicable securities or corporate laws and regulations and will not be deemed to have breached its obligations under the change of control repurchase event provisions of the New Notes by virtue of such conflict.

On the Repurchase Date following a change of control repurchase event, the applicable Issuer will, to the extent lawful:

(1)	accept for payment all New Notes or portions of the New Notes properly tendered pursuant to such Issuer’s offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all the New Notes or portions of the New Notes properly tendered pursuant to such Issuer’s offer; and

(3)	deliver or cause to be delivered to the Indenture Agent the New Notes properly accepted pursuant to such Issuer’s offer, together with an officers’ certificate stating the aggregate principal amount of New Notes being purchased by such Issuer.

The Indenture Agent will promptly mail to each holder of New Notes properly tendered the purchase price for such New Notes (or make payment through the Depositary), and the Indenture Agent will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a replacement New Note of the applicable series equal in principal amount to any unpurchased portion of any New Notes of such series surrendered; provided that each replacement New Note will be in a minimum principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

An Issuer will not be required to make an offer to repurchase New Notes of a series issued by it upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by such Issuer, and such third party purchases all New Notes of such series properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“change of control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Barrick and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to Barrick or one of its subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger, amalgamation, plan of arrangement or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a subsidiary of Barrick) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of Barrick’s voting stock or other voting stock into which Barrick’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares;

(3)	Barrick consolidates with, or merges or amalgamates with or into, or enters into a plan of arrangement with, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates with, or merges with or into, Barrick, in any such event pursuant to a transaction in which any of the outstanding voting stock of Barrick or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the voting stock of Barrick outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of the board of directors of Barrick cease to be continuing directors; or

(5)	the adoption of a plan relating to the liquidation or dissolution of Barrick.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) Barrick becomes a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of Barrick’s voting stock immediately prior to that transaction or (B) immediately following that transaction, no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of Barrick’s and its subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require an Issuer to repurchase such holder’s Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of Barrick’s and its subsidiaries’ assets taken as a whole to another person may be uncertain.

“change of control repurchase event” means the applicable series of New Notes ceases to be rated investment grade by each of the rating agencies on any date during the 60-day period (which period shall be extended so long as the rating of the applicable series of New Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) (the “trigger period”) after the earlier of (1) the occurrence of a change of control, and (2) public notice of the intention by Barrick to effect a change of control. Notwithstanding the foregoing, a change of control repurchase event will be deemed not to have occurred in connection with any particular change of control unless and until such change of control has actually been consummated. Neither the Trustee nor the Indenture Agent shall have any obligation to monitor the rating of the New Notes during this period or otherwise.

“continuing director” means, as of any date of determination, any member of the board of directors of Barrick who:

(1)	was a member of such board of directors on the date of the closing of this offering; or

(2)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of Barrick’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by Barrick as a replacement rating agency or replacement ratings agencies.

“Moody’s” means Moody’s Investors Service Inc., a subsidiary of Moody’s Corporation, and its successors.

“rating agency” means each of Moody’s and S&P; provided that if either Moody’s or S&P ceases to rate the New Notes or fails to make a rating of the New Notes publicly available for reasons outside of Barrick’s control, Barrick may select (as certified by a resolution of Barrick’s board of directors) a “nationally recognized statistical rating organization” as such term is used in Rule 15c3-l(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the New Notes may in certain circumstances make more difficult or discourage a sale or takeover of Barrick and, thus, the removal of incumbent management. Subject to the limitations discussed below, Barrick could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the New Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Barrick’s capital structure or credit ratings on the New Notes. Restrictions on Barrick’s ability to incur liens are contained in the covenant as described under “—Certain Covenants—Limitation on Liens.”

Barrick and/or BNAF may not have sufficient funds to repurchase all of the New Notes upon a change of control repurchase event.

Certain Covenants

Limitation on Liens

Barrick will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of Barrick or any of its Subsidiaries unless the Securities (together with, at Barrick’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured. For greater certainty, the following do not constitute Liens securing payment of Indebtedness:

•

all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by Barrick or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Barrick or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•

any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such person of Barrick’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;

•

any acquisition by Barrick or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•

any conveyance or assignment whereby Barrick or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

This covenant applies to Barrick and its Restricted Subsidiaries, which term does not include Subsidiaries of Barrick that maintain a substantial portion of their fixed assets outside of Canada or the United States.

Consolidation, Amalgamation and Merger

Neither Barrick nor BNAF may consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person unless:

•

in a transaction in which Barrick or BNAF, as applicable, does not survive or continue in existence or in which Barrick or BNAF, as applicable, transfers or leases its properties and assets substantially as an entirety to any other Person, the successor entity is a corporation, partnership or trust organized under the laws of (i) Canada or any province or territory of Canada, (ii) the United States, any state thereof or the District of Columbia or (iii) if such transaction would not impair (as determined by the Board of Directors of Barrick by resolution) the rights of the holders of the applicable series of New Notes or the related Guarantees, if any, any other country;

•

the surviving entity shall expressly assume by a supplemental indenture the obligations of Barrick or BNAF, as applicable, in respect of the applicable series of New Notes, and Barrick, if applicable, in respect of the Guarantees, and the performance and observance of every covenant of the Indenture to be performed or observed by Barrick or BNAF, as the case may be;

•

immediately before and after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

•

if, as a result of any such transaction, any Principal Assets would become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under “—Limitation on Liens” above without equally securing the Securities, Barrick and BNAF, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally with or prior to the indebtedness secured by such Lien.

In a transaction in which Barrick or BNAF, as applicable, does not survive or continue in existence or in which Barrick or BNAF, as applicable, conveys, transfers or leases its properties and assets substantially as an entirety to any other Person, if the successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, the surviving entity shall, pursuant to the supplemental indenture referred to in the preceding paragraph, expressly become obligated (i) to pay Additional Amounts with respect to the applicable series of New Notes and/or the Guarantees, as applicable, in the manner set forth under “—Payment of Additional Amounts” below, adding the name of such successor jurisdiction (if other than Canada) in each place that Canada appears in “—Payment of Additional Amounts” below and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction (if other than Canada) in addition to references to the provinces and territories of Canada appearing in “—Payment of Additional Amounts” below, and (ii) to provide an opinion of counsel in such successor jurisdiction or a ruling from the applicable taxing authority in such successor jurisdiction in connection with any defeasance of such series of New Notes, adding the name of such successor jurisdiction (if other than Canada) in each place that Canada appears in the second bullet of the second paragraph in “Defeasance” below and adding references to the federal, provincial, territorial and state taxes of such successor jurisdiction (if other than Canada) in each place that references to Canadian federal and provincial taxes appear in the second bullet of the second paragraph in “Defeasance” below.

Certain Definitions Applicable to Covenants

“Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of Barrick filed with or furnished to the Commission by Barrick (or, in the event that Barrick is not required by law or pursuant to the Indenture to file reports with the Commission, as set forth on the most recent consolidated financial statements provided to the Trustee) less (a) all current liabilities (excluding any portion constituting Funded Debt); (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (c) appropriate adjustments on account of minority interests of other persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of Barrick and its consolidated Subsidiaries filed with or furnished to the Commission by Barrick (or, in the event that Barrick is not required by law or pursuant to the Indenture to file reports with the Commission, as set forth on the most recent consolidated financial statements provided to the Trustee) (but in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in Barrick’s annual financial statements contained in Barrick’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation, which, on the date of this prospectus, were U.S. GAAP; provided that in no event shall any amount be deducted in respect of unrealized mark-to-market adjustments (whether positive or negative and whether or not reflected in Barrick’s consolidated financial statements) relating to hedging and other financial risk management activities of Barrick or any of its Subsidiaries (including, without limitation, commodity, interest rate and foreign exchange trading and sales agreements).

“Financial Instrument Obligations” means obligations arising under:

•

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•

commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

“Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

“Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States.

“Permitted Liens” means:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens securing the Securities;

•

Liens incidental to the conduct of the business of Barrick or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of Barrick and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	Purchase Money Mortgages;

•

any Lien on any Principal Asset existing at the time Barrick or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by Barrick or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

•	any Lien to secure Indebtedness owing to Barrick or to another Subsidiary;

•

Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Barrick or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Barrick or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•

any attachment or judgment Lien, provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•

any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•

any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and

•

any Lien not otherwise permitted under the list above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

“Person” means an individual, partnership, corporation, business trust, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by Barrick or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of Barrick determines by resolution is not material to the business of Barrick and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.

“Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock or debt securities of any Restricted Subsidiary that acquires or owns any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset), provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to Barrick or any Restricted Subsidiary of the Principal Asset or such construction or repairs.

“Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary,” however, does not include (1) any Subsidiary whose primary business consists of (A) financing operations in connection with leasing and conditional sale transactions on behalf of Barrick and its Subsidiaries, (B) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (C) being a finance company or (2) any Subsidiary which the Board of Directors of Barrick has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.

“Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Barrick or by one or more Subsidiaries of Barrick and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination Barrick or one or more Subsidiaries of Barrick, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.

“Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Payment of Additional Amounts

All payments made by or on behalf of Barrick under or with respect to the New Notes issued by it or any Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian Taxes”), unless Barrick is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Barrick is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to any New Notes issued by it or any Guarantees, Barrick will pay to each holder of such New Notes such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted, except as described below. However, no Additional Amounts will be payable with respect to a payment made to a holder of New Notes (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which Barrick does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•

which is subject to such Canadian Taxes by reason of the holder of New Notes being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the New Notes or the receipt of payments thereunder;

•

which is subject to such Canadian Taxes by reason of the holder of the New Notes’ failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that Barrick advises the Trustee, the Indenture Agent and the holders of the New Notes then outstanding of any change in such requirements); or

•

which is a fiduciary or partnership or Person other than the sole beneficial owner of such payment to the extent that the Canadian Taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such New Notes.

Barrick will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Barrick will furnish to the holders of the affected series of New Notes, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person, or if no tax receipt is issued by the relevant taxing authority, other documents informing the holders of such New Notes that such payment has been made.

Barrick will indemnify and hold harmless the Trustee, the Indenture Agent, the Exchange Agent and each holder of the affected series of New Notes (other than an Excluded Holder) from and against, and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by an Issuer with respect thereto) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the affected series of New Notes or the related Guarantees, if applicable;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

In any event, no Additional Amounts or indemnity amounts will be payable on account of any Canadian Taxes under the provisions described above in respect of any New Note in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such New Note were a resident of the United States and a qualifying person and/or a financial institution for purposes of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of Additional Amounts and indemnity amounts discussed in the preceding sentence, the Additional Amounts or indemnity amounts received by certain holders of New Notes will be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of New Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest, if any, or any other amount payable under or with respect to a Security or a Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Each Issuer may redeem the New Notes of any series issued by it at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption (provided that instalments of interest on such New Notes that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such New Notes registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture), upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the applicable Issuer (if outside the United States) and, if the New Notes of such series are guaranteed by Barrick, the jurisdiction of organization of the successor to Barrick (if outside the United States)) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this prospectus, and which in a written opinion to the applicable Issuer of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such Issuer (or, if the New Notes of such series are guaranteed by Barrick, Barrick (or its successor)) becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any New Note of such series or any related Guarantees as described under “—Payment of Additional Amounts”; or

•

on or after the date of this prospectus, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the applicable Issuer (if outside the United States) and, if the New Notes of such series are guaranteed by Barrick, the jurisdiction of organization of the successor to Barrick (if outside the United States)) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the applicable Issuer (or, if the New Notes of such series are guaranteed by Barrick, Barrick (or its successor)), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the applicable Issuer of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such Issuer or, if the New Notes of such series are guaranteed by Barrick, Barrick (or its successor), becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any New Note of such series or any related Guarantees;

and, in any such case, the applicable Issuer or, if the New Notes of such series are guaranteed by Barrick, Barrick (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event that an Issuer elects to redeem the New Notes of any series issued by it pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee and the Indenture Agent a certificate, signed by an authorized officer, stating that it is entitled to redeem such New Notes pursuant to their terms.

Notice of intention to redeem such New Notes will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Events of Default

The term “Event of Default” with respect to New Notes of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any New Note of such series at its maturity;

(b)	default in the payment of any interest on any New Note of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the New Notes of such series;

(d)	default in the performance, or breach, of any other covenant or agreement of the applicable Issuer (and, if the New Notes of such series are guaranteed by Barrick, Barrick) in the Indenture in respect of the New Notes of such series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to the applicable Issuer by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e)	failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of the applicable Issuer (or, if the New Notes of such series are guaranteed by Barrick, Barrick) having an aggregate principal amount outstanding in excess of the greater of (i) $150,000,000 and (ii) 5% of Consolidated Net Tangible Assets; or

(f)	certain events of bankruptcy, insolvency or reorganization.

If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to New Notes of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding New Notes of such series may require the principal amount (or, if the New Notes of such series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of such series) of all the outstanding New Notes of such series and any accrued but unpaid interest on such New Notes be paid immediately. If an Event of Default described in clause (d) above occurs and is continuing with respect to New Notes of one or more series, then the Trustee (acting at the direction of not less than 25% in principal amount of the outstanding Securities of all outstanding series affected thereby (as one class)) or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then the Trustee (acting at the direction of not less than 25% in principal amount of all outstanding Securities (as one class)) or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities of any series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of such series) of all the outstanding Securities and any accrued but unpaid interest on such Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such one or more series (as a single class), by written notice to the applicable Issuer (or Issuers, as the case may be) and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee indemnity satisfactory to the Trustee. If the holders provide such indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

No holder of a Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of such series;

•

the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered indemnity satisfactory to the Trustee to institute such proceedings as trustee; and

•

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

Each Issuer will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

As used herein, the term “defeasance” means the discharge from some or all of the obligations of an Issuer under the Indenture with respect to a series of New Notes (and Barrick, with respect to any related Guarantees). If an Issuer deposits with the Indenture Agent sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the New Notes of a series issued by it, then at its option:

•

such Issuer (and, if such New Notes are guaranteed by Barrick, Barrick) will be discharged from its obligations with respect to the New Notes of such series with certain exceptions, such as the obligation to pay Additional Amounts, and the holders of the New Notes of such series will not be entitled to the benefits of the Indenture except for registration of transfer of New Notes of such series and replacement of lost, stolen or mutilated New Notes of such series and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•

such Issuer (and, if such New Notes are guaranteed by Barrick, Barrick) will no longer be under any obligation to comply with the “Limitation on Liens” covenant, the “Consolidation, Amalgamation and Merger” covenant and certain other covenants under the Indenture, and certain Events of Default will no longer apply to it.

To exercise defeasance, the applicable Issuer also must deliver to the Trustee and the Indenture Agent:

•

an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the New Notes of the affected series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the New Notes of the affected series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•

an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the New Notes of the affected series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of U.S. counsel to the effect that all conditions precedent to such defeasance have been satisfied.

In addition, no Event of Default with respect to the New Notes of the affected series can have occurred and the applicable Issuer cannot be an “insolvent person” under the relevant legislation applicable to it. In order for U.S. counsel to deliver the opinion that would allow an Issuer (and, if such New Notes are guaranteed by Barrick, Barrick) to be discharged from all of its obligations under the New Notes, such Issuer must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law, so that the deposit and defeasance would not cause holders of the New Notes of the affected series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Indenture may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment (as a single class); provided, however, that the Issuers must receive consent from the holder of each outstanding Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Security;

•	reduce the principal amount of or interest on such outstanding Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding original issue discount security;

•	change the place or currency of payments on such outstanding Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such outstanding Security;

•

reduce the percentage in principal amount of outstanding Securities of such series from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Securities of any series may waive compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Security or in respect of any item listed above.

The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

Under the Indenture, Barrick has irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture, the New 2014 Notes, the New 2016 Notes and the Guarantees of the BNAF Notes and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York, and has submitted to such non-exclusive jurisdiction.

Governing Law

The Indenture, the New Notes and the related Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since many of Barrick’s assets are outside the United States, any judgment obtained in the United States against Barrick, including judgments with respect to payments under the New Notes and the Guarantees, may not be collectible within the United States.

Barrick has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment in Canadian dollars at an exchange rate determined in accordance with the Courts of Justice Act (Ontario) based upon a final and conclusive in personam judgment of a U.S. federal or New York state court located in the City of New York (“New York Court”) for a sum certain obtained against Barrick with respect to a claim pursuant to the Indenture, the New Notes or the related Guarantees without reconsideration of the merits, if:

•

the New York Court rendering such judgment had jurisdiction over Barrick, as recognized by the courts of the Province of Ontario for purposes of enforcement of foreign judgments (and submission by Barrick in the Indenture to the non-exclusive jurisdiction of the New York Court will be sufficient for the purpose);

•

such judgment was: (a) not obtained by fraud or in any manner contrary to the principles of natural justice; (b) not for a claim based on any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario which an Ontario Court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or other public laws; (c) not contrary to public policy, as such term is interpreted under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; and (d) subsisting and unsatisfied and not impeachable as void or voidable under New York law;

•	an action to enforce the judgment is commenced in the Ontario Court within any applicable limitation period;

and provided that:

•

such Ontario Court has discretion to stay or decline to hear an action on such judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as such judgment;

•	an action in Ontario on such judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

•	no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by an Ontario Court.

Barrick has been advised by its Canadian counsel that there is some doubt as to the enforceability in Canada, against Barrick or against any of its directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Entire Agreement

The Indenture, the New Notes and the related Guarantees will constitute the entire agreement between Barrick, BNAF, the Trustee, the Indenture Agent and holders of New Notes pertaining to the New Notes. No implied covenant, agreement, representation or warranty will be read into the Indenture against Barrick or BNAF, including any covenant, agreement, representation or warranty pertaining to the protection of the reasonable expectations of holders of New Notes. For purposes of any rights or remedies under the Business Corporations Act (Ontario) that holders of New Notes or the Trustee may assert or employ, any act or omission by Barrick or BNAF that does not constitute a default in the performance, or breach, of its respective covenants and agreements in the Indenture will be deemed conclusively to be fair and reasonable insofar as the interests of holders of New Notes are concerned and in accordance with the reasonable expectations of holders of New Notes pertaining to the New Notes. For greater certainty, representations, warranties and statements made by Barrick or BNAF or on their behalf (whether orally or in writing and whether in connection with the issue of the New Notes or thereafter) will not give rise to, or form the basis of, any reasonable expectations of holders of New Notes pertaining to the New Notes for purposes of any rights or remedies under the Business Corporations Act (Ontario) that holders of New Notes, the Indenture Agent or the Trustee may assert or employ. Neither the Indenture, the New Notes nor the Guarantees of BNAF New Notes may be supplemented, amended or modified, directly or indirectly, except by one or more supplemental indentures entered into pursuant to the applicable provisions of the Indenture.

The above provisions are intended to preclude holders of New Notes from making assertions that any of Barrick or BNAF has obligations to them which extend beyond the covenants and agreements of Barrick and BNAF in the Indenture, or that an act or omission on the part of Barrick or BNAF which does not constitute a default in the performance, or breach, of its respective covenants and agreements in the Indenture, is nevertheless inconsistent with their reasonable expectations or otherwise unfair or unreasonable insofar as holders’ interests are concerned.

The Trustee and Indenture Agent

The Trustee under the Indenture is Wilmington Trust Company. Barrick has agreed to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. Citibank, N.A. is the Indenture Agent under the Indenture. The Indenture Agent is acting as registrar, authentication agent and paying agent under the Indenture.

Delivery of reports, information and documents to the Trustee and the Indenture Agent is for informational purposes only and their respective receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including any Issuer’s or any other Person’s compliance with any of its covenants under the Indenture or the New Notes (as to which the Trustee and the Indenture Agent are entitled to rely exclusively on officer’s certificates). Neither the Trustee nor the Indenture Agent shall be obligated to monitor or confirm, on a continuing basis or otherwise, any Issuer’s, the Guarantor’s or any other Person’s compliance with the covenants described herein or with respect to any reports or other documents filed under the Indenture.

The Indenture Agent, or its affiliates, are also acting (i) as a lender under a revolving facility available to Barrick and certain affiliates and (ii) as a lender under certain other indebtedness of Barrick and its affiliates. The Indenture Agent, or its affiliates, also provide other banking services in the ordinary course of business to Barrick and its affiliates.

Global Securities and Book-Entry System

The New Notes will be represented by one or more certificates in registered global form without interest coupons (the “Global Securities”) and will be deposited with the Trustee as custodian for the Depositary and registered in the name of the Depositary or its nominee.

Except as described below under “—Special Situations When a Global Security Will be Terminated,” owners of beneficial interests in the New Notes will not be entitled to receive New Notes in definitive form and will not be considered holders of New Notes under the Indenture.

The Depositary

The Depositary has advised the Issuers as follows:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds and provides asset servicing for securities that the Depositary’s participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of the Depositary and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, respectively, also are subsidiaries of DTCC), as well as by the NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Depositary’s Rules applicable to its participants are on file with the Commission.

Purchases of New Notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such New Notes on the Depositary’s records. The ownership interest of each actual purchaser of New Notes represented by the Global Securities (a “Beneficial Owner”), is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive New Notes in definitive form representing their ownership interests therein, except in the limited circumstances described under “—Special Situations When a Global Security Will be Terminated.”

To facilitate subsequent transfers, the Global Securities deposited with the Depositary will be registered in the name of the Depositary’s partnership nominee, Cede & Co. The deposit of the Global Securities with the Depositary and their registration in the name of Cede & Co. does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the New Notes. The Depositary’s records reflect only the identity of the Direct Participants to whose accounts such New Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Unless physical certificates representing the New Notes have been issued, redemption notices shall be sent to Cede & Co. If less than all of the New Notes are being redeemed, the Depositary’s practice is to determine by lot the amount of the interest of each Direct Participant in the New Notes to be redeemed.

Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the New Notes unless authorized by a Direct Participant in accordance with the Depositary’s procedures. Under its usual procedures, the Depositary mails an omnibus proxy (an “Omnibus Proxy”) to the applicable Issuer as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the New Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the New Notes will be made to the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name,” and will be the responsibility of such participants and not of the Depositary, the Trustee, the Indenture Agent or any Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. is the responsibility of the applicable Issuer, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. None of Barrick, BNAF, the Trustee or the Indenture Agent will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the New Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the New Notes or the disbursement of payments in respect thereof.

The information in this section concerning the Depositary and the Depositary’s system has been obtained from sources that the Issuers believe to be reliable, but is subject to any changes to the arrangements between the Issuers and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Special Investor Considerations for Global Securities

The obligations of Barrick and BNAF, as well as the obligations of the Trustee, the Indenture Agent and those of any third parties employed by Barrick, BNAF, the Trustee or the Indenture Agent run only to persons who are registered as holders of New Notes. For example, once an Issuer makes payment to the registered holder of a New Note, such Issuer has no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when New Notes are issued in the form of Global Securities:

•	the investor cannot have New Notes registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the New Notes;

•	the investor must look to his or her own bank or brokerage firm for payments on the New Notes and protection of his or her legal rights relating to the New Notes;

•

the investor may not be able to sell interests in the New Notes to some insurance companies and other institutions that are required by law to hold the physical certificates of New Notes that they own;

•

the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. Barrick, BNAF, the Trustee and the Indenture Agent have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. Barrick, BNAF, the Trustee and the Indenture Agent also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When a Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing New Notes. After that exchange, an investor may choose whether to hold New Notes directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in New Notes transferred into their own names, so that they will be direct holders.

The special situations for termination of a Global Security are:

•	when the Depositary notifies the applicable Issuer that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if an Issuer decides to terminate a Global Security.

When a Global Security terminates, the Depositary (and not Barrick, BNAF, the Trustee, or the Indenture Agent) is responsible for deciding the names of the institutions that will be the initial direct holders.

Global Clearance and Settlement Procedures

Initial settlement for the New Notes will be made in immediately available funds. Secondary market trading between Depositary participants (“DTC Participants”) will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking S.A. (“Clearstream, Luxembourg”) participants (“Clearstream Participants”) and/or Euroclear System (“Euroclear”) participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering securities to or receiving securities from the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of New Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary’s settlement date. The credits or any transactions in the New Notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the New Notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depositary’s settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement through the Depositary.

Although the Depositary, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of New Notes among participants of the Depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the New Notes by U.S. Holders (as defined below) that will receive New Notes pursuant to the exchange offer and that will hold the New Notes as capital assets (generally, assets held for investment). The following discussion does not deal with the U.S. federal income tax consequences to any particular investor or to persons in special tax situations such as:

•	banks, insurance companies;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for the New Notes;

•	tax-exempt entities;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	persons holding New Notes as part of a straddle or conversion transaction for tax purposes; or

•	persons that did not acquire the Initial Notes in the initial distribution thereof at their original issue price.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein.

A U.S. Holder should consult its own tax advisors concerning the U.S. federal income and other tax consequences of the acquisition, ownership and disposition of the New Notes based upon its particular situations including any consequences arising under the laws of any other taxing jurisdiction. For purposes of this summary, a “U.S. Holder” is a beneficial owner of New Notes that is:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax without regard to its source; or

•

a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, holds New Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the tax treatment of the partnership. A partner of a partnership holding New Notes should consult its own tax advisors regarding the U.S. federal tax consequences relating to the purchase, ownership and disposition of the New Notes.

The Exchange Offer

The exchange of the Initial Notes for the New Notes pursuant to the terms set forth in this prospectus should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a U.S. Holder should not recognize gain or loss upon receipt of the New Notes, and ownership of the Initial Notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the New Notes, a U.S. Holder’s basis in the New Notes should be the same as such holder’s basis in the Initial Notes exchanged. A U.S. Holder’s holding period for the New Notes should include the holding period for the Initial Notes exchanged. The issue price and other U.S. federal income tax characteristics of the New Notes should be identical to the issue price and other U.S. federal income tax characteristics of the Initial Notes exchanged.

Additional Payments

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the New Notes. The obligation to make these payments may implicate the provisions of the U.S. Treasury regulations relating to “contingent payment debt instruments”. We believe that the likelihood that we will be obligated to make any such payments as a result of the contingency described in “Description of the Notes and Guarantees—Change of Control Repurchase Event” is remote. Our determination is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in a statement attached to its timely filed United States federal income tax return for the taxable year during which a New Note was acquired. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, the tax consequences to a U.S. Holder could differ from those discussed herein. The remainder of this disclosure assumes that the New Notes will not be treated as contingent payment debt instruments for United States federal income tax purposes.

Interest on the New Notes

Interest on the New Notes generally will be taxable to a U.S. Holder as ordinary income at the time that such interest is paid or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Interest on the New Notes should constitute income from sources outside the United States and depending on the U.S. Holder’s circumstances, be “passive category income” or “general category income,” for U.S. foreign tax credit purposes. Due to the complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors with respect to the application of the U.S. foreign tax credit rules to their particular circumstances.

Sale, Exchange, Redemption or Other Disposition of the Notes

A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a New Note in an amount equal to the difference, if any, between the amount realized upon the sale, exchange, redemption or other disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as interest in the manner described above under “—Interest on the New Notes”) and such U.S. Holder’s adjusted tax basis in the New Note (the adjusted tax basis in the New Note should be determined as described above under “—The Exchange Offer”). Any gain or loss that a U.S. Holder recognizes on a disposition of a New Note will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held such New Note for more than one year (the holding period of the New Note should be determined as described above under “—The Exchange Offer”). Long-term capital gain of U.S. Holders is generally taxed at preferential rates. Such gain or loss generally will be treated as income or loss from within the United States for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses may be limited.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of the New Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the New Notes.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. The New Notes may be subject to these rules. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the New Notes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest on the New Notes and the proceeds of the sale, exchange, redemption or other disposition of a New Note, unless a U.S. Holder is an exempt recipient (such as a corporation). Backup withholding will generally apply to such payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status on Form W-9 or a substitute document, and/or fails to otherwise comply with the backup withholding requirements, or if the IRS notifies a payor that the U.S. Holder has underreported interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, provided that such U.S. Holder furnishes required information to the IRS on a timely basis.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of Initial Notes who acquires New Notes under this prospectus and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada, deals at arm’s length with Barrick, BNAF and any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of New Notes, and does not use or hold and is not deemed to use or hold the New Notes in a business carried on in Canada (a “Non-resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an authorized foreign bank or an insurer carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the administrative practices of the Canada Revenue

Agency published in writing prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in law or administrative practice whether by legislative, regulatory, governmental, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-resident Holder, and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Consequently, prospective purchasers of New Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of New Notes, having regard to such prospective purchaser’s own particular circumstances.

The New Notes will not differ materially in kind or extent from the Initial Notes for which they are exchanged and will evidence the same continuing indebtedness as the Initial Notes, and the exchange was contemplated in the terms of the Initial Notes. Accordingly, the exchange of Initial Notes for New Notes pursuant to the terms set forth in this prospectus should not constitute a disposition and should not give rise to a capital gain or a capital loss for purposes of the Tax Act.

Under the Tax Act, interest, discount, principal and any premium paid or credited by Barrick and BNAF on the New Notes, or by Barrick under the Guarantees, to a Non-resident Holder, and the proceeds received by a Non-resident Holder on disposition of New Notes, including redemption, will be exempt from Canadian withholding tax. No other taxes on income (or gains) will be payable under the Tax Act by a Non-resident Holder on interest, discount, principal and any premium or on the proceeds received by a Non-resident Holder on the disposition of a New Note including on redemption and payment on maturity.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Initial Notes where the Initial Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, upon the earlier of the expiration of 180 days after the exchange offer or such time as such broker-dealers no longer own any Initial Notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer or such time as the broker-dealers no longer own any Initial Notes, whichever is shorter, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the New Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

The distribution of New Notes in Canada is being made on a private placement basis. Accordingly, any resale of such New Notes must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws, which vary depending on the province. Purchasers of the New Notes are advised to seek legal advice prior to any resale of the New Notes.

Although Barrick is a reporting issuer in all provinces and territories of Canada and BNAF is a reporting issuer in Ontario, the New Notes will not be freely tradable in Canada until the date that is four months and a day following the distribution date of the Initial Notes. Notice is hereby provided that unless permitted under applicable securities laws, the holders of New Notes must not trade the New Notes before the date that is four months and a day following the distribution date of the Initial Notes. Each purchaser of New Notes in Canada acknowledges that each New Note will bear the following legend until the date that is four months and one day after the date that the Initial Notes were distributed:

UNLESS PERMITTED UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER JUNE 1, 2011.

EXPERTS

The annual audited consolidated financial statements of Barrick incorporated by reference and included in this prospectus and Barrick’s report on the effectiveness of Barrick’s internal control over financial reporting incorporated by reference in this prospectus have been so incorporated or included in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants (Canada), given on the authority of that firm as experts in auditing and accounting. The annual audited consolidated financial statements of Equinox included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers (Australia), given on the authority of that firm as experts in auditing and accounting.

INTERESTS OF QUALIFIED PERSONS

Each of Robert Krcmarov, Rick Sims, Chris Woodall and John Lindsay is a person who has reviewed or supervised the preparation of information upon which certain scientific and technical information relating to Barrick’s mineral properties contained or incorporated by reference in this prospectus is based. Each of such persons is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick.

VALIDITY OF NOTES AND GUARANTEES

The validity of the New Notes and the related Guarantees will be passed upon for Barrick and BNAF by Sullivan & Cromwell LLP. Certain legal matters relating to Canadian law will be passed upon for Barrick and BNAF by Davies Ward Phillips & Vineberg LLP. As of the date hereof, the partners and associates of Davies Ward Phillips & Vineberg LLP as a group own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Commission as part of the registration statement of which this prospectus is a part:

•	The documents listed as being incorporated by reference in this prospectus under the heading “Documents Incorporated by Reference”;

•	The purchase agreement relating to the Initial Notes;

•	The certificate of formation of BNAF;

•	The limited liability company agreement of BNAF;

•	The indenture relating to the Notes;

•	The exchange and registration rights agreement relating to the Initial Notes;

•	Opinions and consents of counsel;

•	Consents of accountants and auditors;

•	Powers of attorney (included on the signature pages of the registration statement);

•	The statements of eligibility of the trustee on Form T-1;

•	The form of letter of transmittal; and

•	The form of notice of guaranteed delivery.

SCHEDULE A

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2010

February 16, 2011

except for note 31 which is as of June 27, 2011

Independent Auditor’s Report

To the Directors of

Barrick Gold Corporation

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of income, cash flow, equity and comprehensive income for each of the years in the three-year period ended December 31, 2010 and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Barrick Financial Report 2010 | Independent Auditor’s Report

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2010 and December 31, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada

Financial Statements

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2010	2009	2008
Sales (notes 4 and 5)	$10,924	$8,136	$7,613

Costs and expenses
Cost of sales (notes 4 and 6)(1)	4,201	3,807	3,706
Amortization and accretion (notes 4 and 15b)	1,196	1,073	957
Corporate administration	154	171	155
Exploration (notes 4 and 7)	180	141	198
Project development expense (notes 4 and 7)	153	85	242
Elimination of gold sales contracts	—	5,933	—
Other expense (note 8a)	463	343	302
Impairment charges (note 8b)	7	277	598

	6,354	11,830	6,158

Interest income	14	10	39
Interest expense (note 20b)	(121)	(57)	(21)
Other income (note 8c)	124	112	291
Write-down of investments (note 8b)	—	(1)	(205)

	17	64	104

Income (loss) from continuing operations before income taxes and other items	4,587	(3,630)	1,559
Income tax expense (note 9)	(1,370)	(648)	(594)
Loss from equity investees (note 12)	(41)	(87)	(64)
Income (loss) from continuing operations before non-controlling interests	3,176	(4,365)	901
Income (loss) from discontinued operations (note 3i)	121	97	(104)
Income (loss) before non-controlling interests	3,297	(4,268)	797
Non-controlling interests (note 27)	(23)	(6)	(12)

Net income (loss)	$3,274	$(4,274)	$785

Earnings (loss) per share data (note 10)
Income (loss) from continuing operations
Basic	$3.19	$(4.84)	$1.02
Diluted	$3.16	$(4.84)	$1.01
Income (loss) from discontinued operations
Basic	$0.13	$0.11	$(0.12)
Diluted	$0.12	$0.11	$(0.12)
Net income (loss)
Basic	$3.32	$(4.73)	$0.90
Diluted	$3.28	$(4.73)	$0.89

(1)	Exclusive of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

Barrick Financial Report 2010 | Financial Statements

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2010	2009	2008
Operating Activities
Net income (loss)	$3,274	$(4,274)	$785
Amortization and accretion (notes 4 and 15b)	1,196	1,073	957
Impairment charges and write-down of investments (note 8b)	7	278	803
Income tax expense (note 9)	1,370	648	594
Income taxes paid	(647)	(376)	(575)
Net proceeds taxes paid	(85)	(66)	—
Increase in inventory	(403)	(372)	(370)
Elimination of gold sales contracts	—	5,933	—
Payment on settlement for gold sales contracts	(656)	(5,221)	—
Gain on sale/acquisition of long-lived assets (note 8c)	(50)	(85)	(187)
(Income) loss from discontinued operations (note 3i)	(121)	(97)	104
Operating cash flows of discontinued operations (note 3i)	(8)	7	26
Other operating activities (note 11a)	250	230	117

Net cash provided by (used in) operating activities	4,127	(2,322)	2,254

Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(3,323)	(2,351)	(1,749)
Sales proceeds	61	10	185
Acquisitions (note 3)	(813)	(101)	(2,174)
Investments (note 12)
Purchases	(61)	(3)	(18)
Sales	15	7	76
Decrease in restricted cash	—	113	18
Investing cash flows of discontinued operations (note 3i)	—	(3)	(27)
Other investing activities (note 11b)	(51)	(87)	(231)

Net cash used in investing activities	(4,172)	(2,415)	(3,920)

Financing Activities
Capital stock
Proceeds on exercise of stock options	127	65	74
Proceeds on common share offering (note 25)	—	3,885	—
Proceeds from public issuance of common shares by a subsidiary (note 3e)	884	—	—
Long-term debt (note 20b)
Proceeds	782	2,154	2,717
Repayments	(149)	(397)	(1,603)
Dividends (note 25)	(436)	(369)	(349)
Funding from non-controlling interests	114	304	88
Deposit on silver sale agreement	137	213	—
Financing cash flows of discontinued operations (note 3i)	—	—	—
Other financing activities (note 11c)	(25)	(26)	(34)

Net cash provided by financing activities	1,434	5,829	893

Effect of exchange rate changes on cash and equivalents	15	35	3
Net increase (decrease) in cash and equivalents	1,404	1,127	(770)
Cash and equivalents at beginning of period (note 20a)	2,564	1,437	2,207

Cash and equivalents at end of period (note 20a)	$3,968	$2,564	$1,437

The accompanying notes are an integral part of these consolidated financial statements.

Financial Statements

Consolidated Balance Sheets

Barrick Gold Corporation At December 31 (in millions of United States dollars)	2010	2009
Assets
Current assets
Cash and equivalents (note 20a)	$3,968	$2,564
Accounts receivable (note 14)	346	251
Inventories (note 13)	1,852	1,540
Other current assets (note 14)	947	524
Assets of discontinued operations (note 3i)	—	59

	7,113	4,938
Non-current assets
Equity in investees (note 12a)	291	1,136
Other investments (note 12b)	203	92
Property, plant and equipment (note 15)	17,751	13,125
Goodwill (note 17)	5,287	5,197
Intangible assets (note 16)	140	66
Deferred income tax assets (note 24)	467	949
Other assets (note 18)	2,070	1,531
Assets of discontinued operations (note 3i)	—	41

Total assets	$33,322	$27,075

Liabilities and Equity
Current liabilities
Accounts payable	$1,511	$1,221
Current portion of long-term debt (note 20b)	14	54
Other current liabilities (note 19)	964	475
Liabilities of discontinued operations (note 3i)	—	23

	2,489	1,773
Non-current liabilities
Long-term debt (note 20b)	6,678	6,281
Asset retirement obligations (note 22)	1,439	1,122
Deferred income tax liabilities (note 24)	1,114	1,184
Other liabilities (note 23)	868	1,145
Liabilities of discontinued operations (note 3i)	—	23

Total liabilities	12,588	11,528

Equity
Capital stock (note 25)	17,790	17,390
Additional paid-in capital	288	—
Retained earnings (deficit)	456	(2,382)
Accumulated other comprehensive income (note 26)	531	55

Total shareholders’ equity	19,065	15,063
Non-controlling interests (note 27)	1,669	484

Total equity	20,734	15,547

Contingencies and commitments (notes 15 and 30)
Total liabilities and equity	$33,322	$27,075

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Aaron Regent	/s/ Steven J. Shapiro
Aaron Regent, Director	Steven J. Shapiro, Director

Barrick Financial Report 2010 | Financial Statements

Consolidated Statements of Equity

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2010	2009	2008
Common shares (number in thousands)
At January 1	984,328	872,739	869,887
Issued on public equity offering (note 25)	—	108,973	—
Issued on exercise of stock options	4,760	2,349	2,383
Issued on conversion of debentures (note 20b)	9,412	—	—
Issued on redemption of exchangeable shares (note 25b)	—	267	469

At December 31	998,500	984,328	872,739

Common shares
At January 1	$17,390	$13,372	$13,273
Issued on public equity offering (note 25)	—	3,926	—
Issued on conversion of debentures (note 20b)	268	—	—
Issued on exercise of stock options	127	65	74
Recognition of stock option expense	14	20	25
Other adjustments	(9)	7	—

At December 31	17,790	17,390	13,372

Additional paid-in capital
At January 1	—	—	—
Recognized on initial public offering of African Barrick Gold (note 3e)	288	—	—

At December 31	288	—	—

Retained earnings (deficit)
At January 1	(2,382)	2,261	1,832
Net income (loss)	3,274	(4,274)	785
Dividends (note 25)	(436)	(369)	(349)
Repurchase of preferred shares of a subsidiary	—	—	(7)

At December 31	456	(2,382)	2,261

Accumulated other comprehensive income (loss) (note 26)	531	55	(356)

Total shareholders’ equity	19,065	15,063	15,277

Non-controlling interests (note 27)
At January 1	484	182	82
Net income attributable to non-controlling interests	23	6	12
Funding from non-controlling interests	114	299	90
Other increase (decrease) in non-controlling interests	1,048	(3)	(2)

At December 31	1,669	484	182

Total equity at December 31	$20,734	$15,547	$15,459

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2010	2009	2008

Net income (loss)	$3,274	$(4,274)	$785
Other comprehensive income (loss), net of tax (note 26)	476	411	(507)

Comprehensive income (loss)	$3,750	$(3,863)	$278

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP and EUR are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling and Euros, respectively.

1 — Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in oil and gas properties located in Canada through our oil and gas subsidiary, Barrick Energy. Our producing mines are concentrated in three regional business units: North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in a listed company, African Barrick Gold plc (“ABG”), which includes our African gold mines and exploration properties. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 — Significant Accounting Policies

a) Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, certain prior year amounts have been reclassified to reflect current financial statement presentation.

b) Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities that we have the ability to control either through voting rights or means other than voting rights. For these entities, we record 100% of the revenues, expenses, cash flows, assets and liabilities in our consolidated financial statements. For entities that we control but hold less than a 100% ownership interest, a non-controlling interest is recorded in the consolidated income statement to reflect the non-controlling interest’s share of the net income (loss), and a non-controlling interest is recorded in the consolidated balance sheet to reflect the non-controlling interest’s share of the net assets of the entity. For entities that are subject to joint control (“joint ventures” or “JVs”) we account for our interest using the equity method of accounting where our interest is held through a corporate structure.

For unincorporated JVs in which we hold an undivided interest in the assets and liabilities and receive our share of production from the joint venture, we include our pro rata share of the assets, liabilities, revenues, expenses and cash flows in our financial statements.

We have assessed all entities including those entities that hold economic interests in projects that are in the exploration or development stage, in which we hold an economic interest, to determine if they are variable interest entities (“VIEs”). If they are determined to be VIEs, we assess on an ongoing basis who the primary beneficiary is based on who has the power to direct matters that most significantly impact the activities of the VIE and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the activities of VIEs include, but are not limited to, approval of budgets and programs, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other equity owners. For VIEs where we have shared power with unrelated parties over the aforementioned matters that most significantly impact the activities of the VIE, we use the equity method of accounting to report their results (note 12). For all VIEs, our risk is limited to our investment in the entity.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

The following table illustrates our policy used to account for significant operating mines/projects where we hold less than a 100% economic interest. We consolidate all operating mines/projects where we hold a 100% economic interest.

Consolidation Method at December 31, 2010

	Entity type at December 31, 2010	Economic interest at December 31, 2010(1)	Method
African Barrick Gold(2)	Non-Wholly Owned Subsidiary	73.9%	Consolidation
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine(3)	Unincorporated JV	95%	Pro Rata
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Capital Projects
Pueblo Viejo Project(4)	VIE	60%	Consolidation
Cerro Casale Project(5)	VIE	75%	Consolidation
Donlin Creek Project(6)	VIE	50%	Equity Method
Reko Diq Project(6),(7)	VIE	37.5%	Equity Method
Kabanga Project(6),(8)	VIE	50%	Equity Method

(1)	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
(2)	In 2010, we completed an initial public offering (“IPO”) for a non-controlling interest in our African gold mining operations. As a result of this transaction, our economic interest in the North Mara, Bulyanhulu and Buzwagi gold mines was reduced from 100% to 73.9% and our economic interest in the Tulawaka gold mine (an unincorporated JV held through ABG) was reduced from 70% to 51.7% (note 3e).
(3)	We hold an undivided interest in our share of assets and liabilities at the Porgera mine.
(4)	In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate Pueblo Viejo and record a non-controlling interest for the 40% interest held by our partner. In 2009, we determined that the mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and began capitalizing development costs attributable to the project. At December 31, 2010, the consolidated carrying amounts (100%) of the Pueblo Viejo project were: assets of $2,889 million (2009: $1,385 million) and liabilities of $1,392 million (2009: $182 million). The maximum exposure to loss related to this VIE is $898 million (2009: $722 million), calculated as 60% of the shareholder’s equity of the entity.
(5)	On March 31, 2010, we obtained control over the Cerro Casale project by acquiring an additional 25% interest, which increased our ownership interest to 75%. As a result, we began to consolidate Cerro Casale and record a non-controlling interest for the 25% interest held by our partner, prospectively from March 31, 2010. Previously, we had joint control over Cerro Casale and accounted for our ownership interest using the equity method of accounting. At December 31, 2010, the consolidated carrying amounts (100%) of the Cerro Casale project were: assets of $1,883 million (2009: $861 million) and of liabilities $22 million (2009: $nil). The maximum exposure to loss related to this VIE is $1,396 million (2009: $861 million), calculated as 75% of the shareholder’s equity of the entity.
(6)	Our Donlin Creek, Reko Diq and Kabanga projects are VIEs that we account for ownership interests using the equity method of accounting. Our maximum exposure to loss is limited to the carrying amount of the investment (note 12).

Notes to Consolidated Financial Statements

(7)	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
(8)	In accordance with an agreement with our partner, from 2006 until the third quarter of 2008, our partner was responsible for funding 100% of exploration and project expenditures and we did not incur any costs attributable to our economic interest in this period. During the third quarter of 2008, our partner reached the $145 million funding cap for these expenditures, and thereafter we began funding 50% of the exploration and project expenditures (note 12).

c) Foreign Currency Translation

The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment, intangible assets and equity method investments using historical rates;

•	Available-for-sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

•	Asset retirement obligations using historical rates;

•	Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

•	Other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

•

Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations, (“Barrick Energy”) is the Canadian dollar. We translate balances related to Barrick Energy into US dollars as follows:

•	Assets and liabilities using closing exchange rates with translation gains and losses recorded in other comprehensive income; and

•	Income and expense using average exchange rates with translation gains and losses recorded in other comprehensive income.

d) Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: classification of mineralization as either reserves or non-reserves; quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; future costs of oil and other consumables; future currency exchange rates; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; uncertain tax positions; and credit risk adjustments to discount rates. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

•	Whether tangible, intangible long-lived assets and equity investments are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

•	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances and amounts recorded for uncertain tax positions (note 24);

•	The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

•	The fair value of asset retirement obligations (note 22);

•	Whether to record a liability for loss contingencies and the amount of any such liability (notes 15 and 30);

•	The amount of income tax expense (note 9);

•	Allocations of the purchase price in business combinations to assets and liabilities acquired (notes 3 and 17);

•	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

•	Transfers of value beyond proven and probable reserves to assets subject to amortization (note 15); and

•	Fair value of derivative instruments including credit risk adjustments to the discount rates in determining fair value (notes 20 and 21).

As the estimation process is inherently uncertain, actual future outcomes could differ from our present estimates and assumptions, potentially having material future effects on our financial statements.

e) Accounting Changes

Future Accounting Policy Changes

Barrick has made the decision to convert our basis of accounting from US GAAP to International Financial Reporting Standards (“IFRS”) for periods beginning January 1, 2011, preparing its first interim financial statements in accordance with IFRS for the three-month period ending March 31, 2011. As a result of our transition to reporting under IFRS, new US GAAP pronouncements effective from 2011 onwards will not have an impact on our consolidated financial statements.

Accounting Pronouncements Implemented in 2010

Variable Interest Entities (“VIEs”)

As a result of recently issued ASU 2009-17 guidance, we reassessed our VIEs in first quarter 2010, and determined that these changes did not have an impact on our classification of VIEs. We have also increased our disclosures in respect of VIEs (note 2b).

Accounting Pronouncements Implemented in 2009

Measuring Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update (“ASU 2009-05”), Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Previous guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The application of ASU 2009-05 in fourth quarter 2009 did not have a material impact on the measurement of our liabilities.

Notes to Consolidated Financial Statements

Business Combinations

In first quarter 2009, we began applying the new FASB guidance for business combinations consummated after December 31, 2008. Under the new guidance, business combinations are accounted for under the “acquisition method”, as opposed to the “purchase method”.

The more significant changes to our accounting for business combinations resulting from the application of the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded as a component of income tax expense, whereas under the previous guidance, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in the recording of assets and liabilities at 100% of their fair value, whereas under the previous guidance only the controlling interest’s portion was recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, whereas under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of the carrying value of net assets acquired with no goodwill being allocated. See note 3 for our disclosure of the accounting impact of business combinations and asset acquisitions.

Non-controlling Interests in Consolidated Financial Statements

In first quarter 2009, we adopted the new FASB guidance for non-controlling interests. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is remeasured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

The new provisions have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $484 million as at December 31, 2009 (December 31, 2008: $182 million).

f) Other Notes to the Financial Statements

	Note	Page
Acquisitions and divestitures	3	112
Segment information	4	115
Sales	5	118
Cost of sales	6	119
Exploration and project development expense	7	120
Other expense and income	8	121
Income tax expense	9	122
Earnings (loss) per share	10	124
Cash flow—other items	11	125
Equity in investees and other investments	12	126
Inventories	13	127
Accounts receivable and other current assets	14	129
Property, plant and equipment	15	130
Intangible assets	16	134
Goodwill	17	135
Other assets	18	137
Other current liabilities	19	137
Financial instruments	20	137
Fair value measurements	21	147
Asset retirement obligations	22	148
Other non-current liabilities	23	149
Deferred income taxes	24	150
Capital stock	25	152
Other comprehensive income (loss) (“OCI”)	26	153
Non-controlling interests	27	153
Stock-based compensation	28	154
Post-retirement benefits	29	157
Litigation and claims	30	160

Notes to Consolidated Financial Statements

3 — Acquisitions and Divestitures

For the years ended December 31	2010	2009
Cash paid on acquisition(1)
Cerro Casale	$454	$—
Barrick Energy acquisitions	264	53
Tusker Gold Limited	74	—
REN joint venture	36	—
Hemlo	—	50

	$828	$103
Less: cash acquired	(15)	(2)

	$813	$101

Cash proceeds on divestiture(1)
ABG	$884	$—
Osborne	17	—

	$901	$—

(1)	All amounts represent gross cash paid or received on acquisition or divestiture.

a) Barrick Energy Acquisitions

In 2010, Barrick Energy completed three acquisitions. On May 17, 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million. On June 25, 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. On September 17, 2010, Barrick Energy acquired the assets of Dolomite Resources (“Dolomite”) for approximately $25 million. We have determined that all of these transactions represent business combinations, with Barrick Energy identified as the acquirer. We have recognized goodwill on these acquisitions due to expected synergies and the deferred tax impact. The tables below present the combined purchase cost and purchase price allocation for these transactions. Barrick Energy began consolidating the operating results, cash flows, and net assets of Bountiful, Puskwa, and Dolomite, from the respective acquisition dates.

Total Costs to Allocate

Purchase cost	$264

Allocation of Fair Values to Bountiful, Puskwa, and Dolomite’s Net Assets

Current assets	$8
Property, plant and equipment	252
Goodwill	64

Total assets	324

Current liabilities	2
Asset retirement obligations	8
Bank debt	13
Deferred income tax liabilities	37

Total liabilities	60

Net assets acquired	$264

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

b) Acquisition of Tusker Gold Limited

On April 27, 2010, ABG acquired 100% of the issued and outstanding shares of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. As a result of this acquisition, ABG has increased its interest in the Nyanzaga joint venture from 51% to 100%. We have determined that this transaction represents a business combination, with ABG identified as the acquirer. The tables below present the purchase cost and our preliminary purchase price allocation. The purchase price allocation will be finalized upon the determination of the deferred tax impact. Any adjustments to deferred tax impact will have a corresponding impact on goodwill.

ABG began consolidating the operating results, cash flows and net assets of Tusker from the date of acquisition.

Total Costs to Allocate

Purchase cost	$74
Less: cash acquired	(8)

Cash consideration paid	$66

Preliminary Allocation of Fair Values to Tusker’s Net Assets

Property, plant and equipment	$80
Goodwill	22

Total assets	102

Current liabilities	10
Other non-current liabilities	4
Deferred income tax liabilities	22

Total liabilities	36

Net assets acquired	$66

c) Disposition of Sedibelo

On February 4, 2011, we entered into agreements to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) and certain assets to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo, as well as the transfer of certain long lead items required for the development of Sedibelo to Newshelf 1101 (Proprietary) Limited, for total consideration of approximately $44 million; and to settle various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. The agreements are subject to certain customary conditions and the transactions are expected to close by the end of first quarter 2011.

d) Acquisition of 64% Interest in REN Joint Venture

On April 8, 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $36 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction closed on July 2, 2010. The acquisition was accounted for as an asset purchase.

Notes to Consolidated Financial Statements

e) IPO of African Gold Mining Operations

On March 24, 2010, the initial public offering (“IPO”) for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%.

The net proceeds from the IPO and the exercise of the over-allotment option were approximately $884 million. As Barrick has retained a controlling financial interest in ABG, we will continue to consolidate ABG and we accounted for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying value of $596 million has been recorded as $288 million of additional paid-in capital in shareholders’ equity, and we set up a non-controlling interest to reflect our ownership interest in ABG.

f) Acquisition of Additional 25% Interest in Cerro Casale

On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision. Our interest in the project is now 75% and we have obtained control over the project. As a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, and we recorded a non-controlling interest for the 25% ownership interest held by Kinross, prospectively from March 31, 2010. We have remeasured our previously held 50% ownership interest to fair value and recorded a corresponding gain of $29 million.

The tables below present the purchase cost and preliminary purchase price allocation.

Total Costs to Allocate

Purchase cost (25% interest)	$455
Purchase price adjustment	(1)
Less: cash acquired	(7)

Cash consideration paid	447
Equity method investment	879
Non-controlling interest	454

Subtotal	1,780

Fair value of net assets	1,809

Gain on acquisition	$29

Preliminary Allocation of Purchase Price to Cerro Casale’s Net Assets (100% basis)

Current assets	$1
Water rights	75
VAT receivables	11
Property, plant and equipment	1,732

Total assets	1,819

Current liabilities	10

Net assets acquired	$1,809

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

g) Acquisition of 50% Interest in Valhalla

On September 17, 2009, Barrick Energy completed the acquisition of 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This transaction was considered an asset purchase.

Notes to Consolidated Financial Statements

h) Acquisition of 50% Interest in Hemlo

On April 22, 2009, we completed the acquisition of the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) in Canada from Teck Resources Ltd. for cash consideration of $50 million, thereby increasing our interest to 100%. We recognized a bargain purchase gain of $43 million, resulting from the excess fair value of the net assets acquired over the cash consideration paid. Following this transaction, we remeasured our existing 50% interest in the assets and liabilities of Hemlo held prior to this transaction to their fair values, recognizing a gain of approximately $29 million. The total gain of $72 million was recorded in other income (note 8c).

The tables below represent the purchase cost, purchase price allocation and the bargain purchase gain recorded in other income in 2009 (note 8c).

Total Costs to Allocate

Purchase cost	$65
Purchase price adjustment	(15)
Less: cash acquired	(2)

$48

Preliminary Allocation of Fair Values to Hemlo’s Net Assets

Current assets	$10
Property, plant and equipment
Buildings, plant and equipment	25
Capitalized development costs	21
Capitalized reserve acquisition costs	81

Total assets	137

Current liabilities	8
Asset retirement obligations	32
Deferred income tax liabilities	21

Total liabilities	61

Net assets acquired	$76

Notes to Consolidated Financial Statements

i) Discontinued Operations

Results of Discontinued Operations

For the years ended December 31	2010	2009	2008
Gold sales
Osborne	$43	$31	$27
Henty	—	25	52

Copper sales
Osborne	244	212	221

	$287	$268	$300

Income before tax
Osborne	$173	$129	$(85)
Henty	—	9	(23)

	$173	$138	$(108)

Net income
Osborne	$121	$91	$(81)
Henty	—	6	(23)

	$121	$97	$(104)

Osborne

On September 30, 2010, we divested our Osborne copper mine to Ivanhoe Australia Limited (“Ivanhoe”), for consideration of approximately $17 million cash and a royalty payable from any future production, capped at approximately $14 million. Ivanhoe has agreed to assume all site environmental obligations. A loss of approximately $7 million, primarily due to severance obligations, was recognized in the third quarter of 2010. The results of operations, including the loss on disposition, and the assets and liabilities of Osborne have been presented as discontinued operations in these consolidated financial statements.

Henty

On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in our Australia Pacific segment for cash consideration of $4 million and Bendigo shares with a fair value of $2 million as at the closing date. We are also entitled to receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $4 million was recognized in the third quarter. The results of operations and the assets and liabilities of Henty have been presented as discontinued operations in these consolidated financial statements.

4 — Segment Information

In first quarter 2010 we revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of Exploration and Project Development, RBU Costs and Other Expenses (Income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment disclosure to be consistent with the reporting changes, with adjustments to comparative information to conform to the current period presentation.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Income Statement Information

For the year ended December 31, 2010	Sales	Cost of Sales	Exploration & Project Development	RBU Costs	Other Expenses (Income)(1)	Amortization	Segment Income (Loss)(2)
Gold
North America	$3,823	$1,511	$106	$39	$53	$444	$1,670
South America	2,523	515	17	41	36	165	1,749
Australia Pacific	2,434	1,276	61	51	36	251	759
African Barrick Gold	919	487	23	38	26	119	226
Copper
South America	1,102	345	—	5	20	84	648
Capital Projects(3)	—	—	134	3	(49)	4	(92)
Barrick Energy	123	67	—	7	4	60	(15)

	$10,924	$4,201	$341	$184	$126	$1,127	$4,945

Income Statement Information

For the year ended December 31, 2009	Sales	Cost of Sales	Exploration & Project Development	RBU Costs	Other Expenses (Income)(1)	Amortization	Segment Income (Loss)(2)
Gold
North America	$2,780	$1,421	$66	$43	$(9)	$362	$897
South America	1,831	499	30	24	33	134	1,111
Australia Pacific	1,836	1,110	38	50	56	282	300
African Barrick Gold	688	377	8	32	35	93	143
Copper
South America	943	361	1	3	14	76	488
Capital Projects(3)	—	—	107	5	(6)	3	(109)
Barrick Energy	58	39	—	6	4	30	(21)

	$8,136	$3,807	$250	$163	$127	$980	$2,809

Income Statement Information

For the year ended December 31, 2008	Sales	Cost of Sales	Exploration & Project Development	RBU Costs	Other Expenses (Income)(1)	Amortization	Segment Income (Loss)(2)
Gold
North America	$2,627	$1,517	$108	$46	$(16)	$354	$618
South America	1,833	531	55	20	33	163	1,031
Australia Pacific	1,579	1,002	47	48	—	240	242
African Barrick Gold	538	327	16	24	14	63	94
Copper
South America	1,007	315	11	4	4	66	607
Capital Projects(3)	—	—	162	5	9	—	(176)
Barrick Energy	29	14	1	2	—	13	(1)

	$7,613	$3,706	$400	$149	$44	$899	$2,415

(1)	Other expenses include accretion expense. For the year ended December 31, 2010, accretion expense was $47 million (2009: $57 million; 2008: $45 million). See note 15 for further details.

Notes to Consolidated Financial Statements

(2)	We manage the performance of our regional business units using a measure of income before interest and taxes, consequently interest income, interest expense and income taxes are not allocated to our regional business units.
(3)	Segment loss for the Capital Projects segment includes project development expense and losses from equity investees that hold capital projects. See notes 7 and 12 for further details. For the year ended December 31, 2010, Capital Projects other expenses (income) includes a $29 million pre-tax gain on the acquisition of the 25% interest in Cerro Casale (note 3f).

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes and Other Items

For the years ended December 31	2010	2009	2008
Segment income	$4,945	$2,809	$2,415
Amortization of corporate assets	(22)	(36)	(13)
Exploration not attributable to segments	(9)	(11)	(12)
Project development not attributable to segments	(36)	(58)	(97)
Corporate administration	(154)	(171)	(155)
Other expense not attributable to segments	(76)	2	137
Elimination of gold sales contracts	—	(5,933)	—
Impairment charges	(7)	(277)	(598)
Interest income	14	10	39
Interest expense	(121)	(57)	(21)
Write-down of investments	—	(1)	(205)
Loss from capital projects held through equity investees	53	93	69

Income (loss) from continuing operations before income taxes and other items	$4,587	$(3,630)	$1,559

Geographic Information

	Long-lived assets(1)			Sales(2)
For the years ended December 31	2010	2009	2008	2010	2009	2008
North America
United States	$4,746	$4,618	$4,322	$3,520	$2,552	$2,501
Canada	1,528	1,040	643	426	286	155
Dominican Republic	2,550	1,352	446	—	—	—
South America
Peru	415	283	318	1,200	1,291	1,367
Chile	4,395	2,181	1,930	1,102	943	1,007
Argentina	1,758	1,214	1,104	1,323	540	466
Australia Pacific
Australia	1,680	1,646	1,536	1,823	1,306	1,040
Papua New Guinea	868	682	677	611	530	539
Africa
Tanzania	1,864	1,628	1,645	919	688	538
Other	17	12	17	—	—	—

Segment total	$19,821	$14,656	$12,638	$10,924	$8,136	$7,613

(1)	Long-lived assets include property, plant and equipment and other assets.
(2)	Presented based on the location in which the sale originated.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Asset Information

	Segment assets			Segment capital expenditures(1)
For the years ended December 31	2010	2009	2008	2010	2009	2008
Gold
North America	$4,877	$4,779	$4,304	$523	$553	$434
South America	1,311	1,166	1,183	202	161	84
Australia Pacific	2,548	2,328	2,212	295	221	207
African Barrick Gold	1,855	1,621	1,024	137	126	138
Copper
South America	1,231	1,242	1,267	63	37	57
Capital projects	6,643	2,686	1,904	2,187	1,317	919
Barrick Energy	808	501	382	86	31	15

Segment total	19,273	14,323	12,276	3,493	2,446	1,854
Cash and equivalents	3,968	2,564	1,437
Other current assets	3,145	2,315	2,642
Equity in investees	291	1,136	1,085
Other investments	203	92	60
Intangible assets	140	66	74
Deferred income tax assets	467	949	869
Assets of discontinued operations	—	100	76
Goodwill	5,287	5,197	5,280
Other items not allocated to segments	548	333	362	67	21	62

Enterprise total	$33,322	$27,075	$24,161	$3,560	$2,467	$1,916

(1)	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2010, cash expenditures were $3,323 million (2009: $2,351 million; 2008: $1,749 million) and the increase in accrued expenditures was $237 million in 2010 (2009: $116 million increase; 2008: $167 million increase).

5 — Sales

For the years ended December 31	2010	2009	2008
Gold bullion sales(1),(2)
Spot market sales	$9,374	$6,991	$6,455
Concentrate sales(3)	325	144	122

	9,699	7,135	6,577

Copper sales(1),(4)
Copper cathode sales	1,098	943	1,007
Concentrate sales	4	—	—

	1,102	943	1,007

Oil and gas sales	123	58	29

	$10,924	$8,136	$7,613

(1)	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 20e and 26).

Notes to Consolidated Financial Statements

(2)	Gold sales include gains and losses on non-hedge derivative contracts: For the year ended December 31, 2010: $26 million gain (2009: $56 million gain; 2008: $19 million gain).
(3)	Concentrate sales include gains and losses on the mark-to-market receivable balances arising from smelting contracts, which are accounted for as embedded derivatives: For the year ended December 31, 2010: $3 million gain (2009: $1 million gain; 2008: $3 million loss).
(4)	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the year ended December 31, 2010: $40 million gain (2009: $55 million loss; 2008: $67 million gain). Sales also include gains and losses on the mark-to-market receivable balances arising from copper smelting contracts, which are accounted for as embedded derivatives: For the year ended December 31, 2010: $10 million gain (2009: $4 million gain; 2008: $nil).

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated. This concentrate undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper. Copper cathodes are sold directly under copper cathode sales contracts with various third-party buyers.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue is presented net of direct sales taxes of $68 million (2009: $30 million; 2008: $23 million). Incidental revenues from the sale of by-products, primarily copper and silver, are classified within cost of sales.

Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value included as a component of revenue.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value included as a component of revenue.

Provisional Copper and Gold Sales

Revenues before treatment and refining charges subject to final price adjustments as at December 31 and final provisional price adjustments recorded within the year were as follows:

At December 31	2010	2009	2008
Copper	$143	$88	$45
Gold	66	8	15

Final price adjustments recorded during the year:

For the years ended December 31	2010	2009	2008
Gain (loss)
Copper	$21	$45	$(36)
Gold	—	—	—

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when title transfers and there is reasonable assurance of collectability. At the time of delivery of oil and gas, prices are fixed and determinable based upon contracts referenced to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

6 — Cost of Sales

	Gold			Copper			Oil & Gas
For the years ended December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008
Cost of goods sold(1)	$3,542	$3,230	$3,211	$349	$362	$315	$39	$29	$8
Unrealized (gains) losses on non-hedge contracts	(6)	(7)	14	—	—	—	—	—	—
By-product revenues	(124)	(73)	(92)	(4)	(1)	—	—	—	—
Royalty expense	287	218	202	—	—	—	28	10	6
Mining production taxes	90	39	42	—	—	—	—	—	—

	$3,789	$3,407	$3,377	$345	$361	$315	$67	$39	$14

(1)	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $3 million for the year ended December 31, 2010 (2009: $6 million; 2008: $62 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $1,097 million in the year ended December 31, 2010 (2009: $964 million; 2008: $893 million).

Notes to Consolidated Financial Statements

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

•	Net profits interest (NPI) royalty,

•	Modified net smelter return (NSR) royalty,

•	Net smelter return sliding scale (NSRSS) royalty,

•	Gross proceeds sliding scale (GPSS) royalty,

•	Gross smelter return (GSR) royalty,

•	Net value (NV) royalty, and a

•	Land tenement (LT) royalty.

Royalty expense is recorded on completion of the production process.

Royalties applicable to our oil and gas properties include:

•	Crown royalties,

•	Net profits interest (NPI) royalty, and

•	Overriding royalty (ORR).

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Producing mines & development projects	Type of royalty
North America
Goldstrike	0%–5% NSR, 0%–6% NPI
Williams	1.5% NSR, 0.75% NV,
1% NV
David Bell	3%–3.5% NSR
Round Mountain	3.53%–6.35% NSRSS
Bald Mountain	3.5%–7% NSRSS,
2.9%–4% NSR,
10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez—Pipeline/South Pipeline deposit	0.4%–9% GSR
Cortez—portion of Pipeline/South Pipeline deposit	5% NV

South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR

Australia Pacific
Porgera	2% NSR, 0.25% other
Queensland & Western Australia production(1)	2.5%–2.7% of gold revenue
Cowal	4% of net gold revenue

Africa
Bulyanhulu	3% NSR
Tulawaka	3% NSR
North Mara—Nyabirama and Nyabigena pit	3% NSR, 1% LT
North Mara—Gokona pit	3% NSR, 1.1% LT
Buzwagi	3% NSR, 30% NPI(2)

Capital Projects
Donlin Creek Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter),
8.0% NPI(3)
Pascua-Lama Project—Chile gold production	1.5%–9.8% GPSS
Pascua-Lama Project—Chile copper production	2% NSR
Pascua-Lama Project—Argentina production	3% modified NSR
Pueblo Viejo	3.2% NSR (for gold & silver),
28.75% NPI(3)
Cerro Casale	3% NSR (capped at
$3 million cumulative)
Reko Diq	2% NSR
Kabanga	3% NSR

Other
Barrick Energy	0.40% NPI, 0.54% ORR,
22.1% Crown royalty, net

(1)	Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot and Lawlers mines.

Notes to Consolidated Financial Statements

(2)	The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.
(3)	The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.

7 — Exploration and Project Development Expense

For the years ended December 31	2010	2009	2008
Exploration:
Minesite exploration	$66	$42	$62
Projects	114	99	136

	$180	$141	$198

Project development expense:
Pueblo Viejo(1)	$3	$(3)	$62
Sedibelo	2	8	17
Fedorova	1	2	24
Pascua-Lama	12	17	21
Kainantu	3	10	28
Cerro Casale	63	—	—
Other	19	27	33

	103	61	185

Other project expenses(2)	50	24	57

	$153	$85	$242

(1)	We record a non-controlling interest balance for our partner’s share of expenditures within “non-controlling interests” in the income statement. In 2009, the costs include a reimbursement of historical remediation expenditures.
(2)	Includes costs related to corporate development activities, research and development costs, and other corporate project expenditures.

Accounting Policy for Exploration and Project Expenditures

Exploration Expenditures

Exploration activities relate to the initial search for deposits with economic potential and the evaluation and assessment of deposits that have been identified as having economic potential. Exploration activity is undertaken at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent or in close proximity to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and is already being mined or developed). Exploration expenditures reflect the costs of such activities, including exploratory drilling costs.

Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploration expenditures are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on an ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the exploration program, we can conclude that it is probable that such a conversion will take place. Our assessment

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

of probability is based on the following factors: results from previous exploration programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other exploration expenditures incurred at these sites are expensed as mine site exploration.

Project Expenditures

Project expenditures reflect costs incurred at development projects related to establishing the technical and commercial viability of developing mineral deposits identified through exploration or acquired through a business combination or asset acquisition. Project expenditures include the cost of: i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; ii) determining the optimal methods of extraction and metallurgical and treatment processes; iii) studies related to surveying, transportation and infrastructure requirements; iv) permitting activities; and v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

We capitalize the costs of activities at projects after mineralization is classified as proven and probable reserves. Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. The costs of start-up activities at mines and projects, such as recruiting and training costs, are also expensed as incurred within project development expense.

The Cerro Casale, Donlin Creek, Reko Diq and Kabanga projects are in various stages of development; however, none of these projects had met the criteria for cost capitalization at December 31, 2010. We account for our interests in the Reko Diq and Kabanga projects using the equity method of accounting and project expenses are included in “equity investees” in the Consolidated Income Statement (see note 12). Effective January 1, 2009, we determined that mineralization of Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing the cost of project activities at Pueblo Viejo.

8 — Other Expense and Income

a) Other Expense

For the years ended December 31	2010	2009	2008
Regional business unit costs(1)	$184	$163	$149
Severance costs(2)	16	41	1
Currency translation losses(3)	26	8	37
Changes in estimate of AROs at closed mines	14	8	9
Finance charges(4)	22	—	—
Community relations(5)	35	14	21
Environmental costs	8	13	7
World Gold Council fees	16	14	11
Non-hedge derivative losses	—	1	17
Provision for supply contract restructuring costs(6)	46	—	—
Pension and other post-retirement benefit expense	6	9	5
Other items	90	72	45

	$463	$343	$302

Notes to Consolidated Financial Statements

(1)	Relates to costs incurred at regional business unit offices.
(2)	In 2009, includes $21 million in restructuring costs related to an organizational review, and other termination and restructuring costs.
(3)	Amounts attributable to currency translation losses on working capital balances.
(4)	Represents financing charges on the settlement obligation to close out gold sales contracts. Those contracts were settled in fourth quarter 2010 (note 23).
(5)	Amounts mainly related to community programs and other related expenses.
(6)	Amount relates to the present value of required payments to restructure a tire supply contract.

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

b) Impairment Charges

For the years ended December 31	2010	2009	2008
Impairment of goodwill (note 17)(1)	$—	$63	$584
Impairment of long-lived assets(2)	7	214	14

	7	277	598
Write-down of investments (note 12)(3)	—	1	205

	$7	$278	$803

(1)	In 2009, we recorded an impairment charge of $63 million for Plutonic. Impairment charges for Osborne ($64 million) and Henty ($30 million) in 2008 are reflected in the results of discontinued operations. Impairment charges recorded in 2008 related to Kanowna ($272 million), North Mara ($216 million), Barrick Energy ($88 million) and Marigold ($8 million).
(2)	In 2010, an impairment charge of $7 million was recorded to write off the remaining carrying amount of an intangible asset relating to a tire supply contract. In 2009, impairment charges of $43 million and $158 million were recorded to reduce the carrying amount of long-lived assets for Plutonic and Sedibelo to their estimated fair values, respectively. In 2008, impairment charges primarily relate to a $12 million charge recorded to reduce the carrying amount of long-lived assets at Marigold to their estimated fair value.
(3)	In 2008, we recorded impairment charges on our investments in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) and various other investments in junior gold mining companies ($26 million).

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

c) Other Income

For the years ended December 31	2010	2009	2008
Gains on sale of assets(1)	$21	$13	$187
Gain on sale of investments(2)	12	6	59
Gain on acquisition of assets(3)	29	72	—
Royalty income	7	5	25
Sale of water rights	3	4	4
Non-hedge derivative gains	24	—	—
Other	28	12	16

	$124	$112	$291

(1)	In 2008, we recorded a gain of $167 million on the disposition of royalties to Royal Gold and a gain of $9 million on the sale of the Doyon royalty.
(2)	In 2008, we recorded a gain of $12 million on the sale of available-for-sale investments. We also sold Asset-Backed Commercial Paper for cash proceeds of $49 million and recorded a gain on sale of $42 million.
(3)	Relates to a $29 million gain recorded on gaining control of Cerro Casale following the acquisition of an additional 25% interest (note 3f). In 2009, we recorded a gain of $72 million on the acquisition of the remaining 50% interest in Hemlo (note 3h).

9 — Income Tax Expense

For the years ended December 31	2010	2009	2008
Current
Canada	$15	$(21)	$22
International	1,180	562	613

	$1,195	$541	$635

Deferred
Canada	$54	$(11)	$3
International	179	210	(146)

	$233	$199	$(143)

Income tax expense before elements below	$1,428	$740	$492
Net currency translation (gains) losses on deferred tax balances	(2)	(40)	98
Impact of legislative amendments in Australia	(78)	—	—
Dividend withholding tax	74	—	—
Canadian functional currency election	—	(70)	—
Canadian tax rate changes	—	59	—

Total expense	1,422	689	590
Current (2010) and deferred income tax (expense) recovery (2009 and 2008)—discontinued operations	(52)	(41)	4

Income tax expense—continuing operations	$1,370	$648	$594

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax liabilities with a carrying amount of approximately $25 million, Argentinean deferred tax liabilities with a carrying amount of approximately $106 million, and Australian and Papua New Guinea deferred tax liabilities with a carrying amount of approximately $144 million.

Notes to Consolidated Financial Statements

In 2010 and 2009, the appreciation of the Canadian and Australian dollar against the US dollar, and the weakening of the Argentine peso against the US dollar resulted in net translation gains totaling $2 million and $40 million, respectively. These gains are included within deferred tax expense/recovery.

Impact of Legislative Amendments in Australia

In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment is a current tax recovery of $78 million recorded in second quarter 2010.

Dividend Withholding Tax

In fourth quarter 2010, we recorded a $74 million dollar dividend withholding current tax expense in respect of funds available to be repatriated from a foreign subsidiary.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.

Canadian Tax Rate Changes

In fourth quarter 2009, a provincial rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $59 million, recorded as a component of deferred tax expense.

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2010	2009	2008
At 31% (2009: 33%; 2008: 33.50%) statutory rate	$1,422	$(1,198)	$522
Increase (decrease) due to:
Allowances and special tax deductions(1)	(168)	(110)	(100)
Impact of foreign tax rates(2)	73	1,786	(86)
Expenses not tax deductible	25	16	13
Impairment charges not tax deductible	—	21	199
Gain on acquisition of assets not taxable	—	(18)	—
Net currency translation (gains)/losses on deferred tax balances	(2)	(40)	98
Canadian functional currency election	—	(70)	—
Impact of legislative amendments in Australia	(78)	—	—
Release of valuation allowances	(129)	—	(175)
Valuation allowances set up against current year tax losses	73	163	74
Canadian tax rate changes	—	59	—
Dividend withholding tax	74	—	—
Other withholding taxes	21	16	21
Mining taxes(3)	48	21	19
Other items	11	2	9

Income tax expense	$1,370	$648	$594

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

(1)	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
(2)	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2009 include the impact of the elimination of gold sales contracts in a low tax jurisdiction.
(3)	For 2010, this includes the impact of adopting the new Chilean specific mining tax (royalty).

10 — Earnings (loss) per share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2010		2009		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income (loss) from continuing operations	$3,153	$3,153	$(4,371)	$(4,371)	$889	$889
Plus: interest on convertible debentures	—	—	—	—	—	3
Income (loss) available to common shareholders and after assumed conversions	3,153	3,153	(4,371)	(4,371)	889	892
Income (loss) from discontinued operations	121	121	97	97	(104)	(104)

Net income (loss)	$3,274	$3,274	$(4,274)	$(4,274)	$785	$788

Weighted average shares outstanding	987	987	903	903	872	872
Effect of dilutive securities
Stock options	—	2	—	—	—	4
Convertible debentures	—	8	—	—	—	9

	987	997	903	903	872	885

Earnings (loss) per share
Income (loss) from continuing operations	$3.19	$3.16	$(4.84)	$(4.84)	$1.02	$1.01
Net income (loss)	$3.32	$3.28	$(4.73)	$(4.73)	$0.90	$0.89

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

Notes to Consolidated Financial Statements

11 — Cash Flow—Other Items

a) Operating Cash Flows—Other Items

For the years ended December 31	2010	2009	2008
Adjustments for non-cash income statement items:
Currency translation losses (note 8a)	$26	$8	$37
Amortization of premium on debt securities (note 20b)	(6)	(6)	(7)
Amortization of debt issue costs (note 20b)	4	6	7
Stock option expense (note 28a)	14	20	25
Loss from equity in investees (note 12)	41	87	64
Gain on sale of investments (note 8c)	(12)	(6)	(59)
Losses on write-down of inventory (note 13)	3	6	62
Non-controlling interests (notes 2b and 27)	23	6	12
Net change in current operating assets and liabilities, excluding inventory	195	148	7
Revisions to AROs (note 22)	8	10	9
Settlement of AROs (note 22)	(44)	(39)	(38)
Amortization of hedge gains/losses on acquired gold hedge position	(2)	(10)	(2)

Other net operating activities	$250	$230	$117

Operating cash flow includes payments for:
Pension plan contributions (note 29a)	$56	$50	$47
Cash interest paid	400	311	213

b) Investing Cash Flows—Other Items

For the years ended December 31	2010	2009	2008
Funding for equity investees (note 12)	$(51)	$(80)	$(107)
Loans to joint venture partners	—	—	(4)
Purchase of land and water rights	—	—	(16)
Purchases of royalties	—	—	(42)
Long-term supply contract	—	—	(35)
Other	—	(7)	(27)

Other net investing activities	$(51)	$(87)	$(231)

c) Financing Cash Flows—Other Items

For the years ended December 31	2010	2009	2008
Financing fees on long-term debt	$(37)	$(16)	$(11)
Derivative settlements	12	(10)	(23)

Other net financing activities	$(25)	$(26)	$(34)

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

12 — Equity in Investees and Other Investments

a) Equity Method Investment Continuity

	Highland	Atacama(1)	Cerro Casale	Donlin Creek	Kabanga	Total
At January 1, 2008	$169	$118	$734	$64	$—	$1,085
Purchases	1	—	41	—	—	42
Equity pick-up (loss) from equity investees	5	(32)	(11)	(17)	(9)	(64)
Capitalized interest	—	9	42	4	—	55
Funding	—	62	9	27	9	107
Impairment charges	(140)	—	—	—	—	(140)

At January 1, 2009	35	157	815	78	—	1,085
Equity pick-up (loss) from equity investees	6	(39)	(21)	(18)	(15)	(87)
Capitalized interest	—	8	46	4	—	58
Funding	—	31	21	11	17	80

At January 1, 2010	41	157	861	75	2	1,136
Equity pick-up (loss) from equity investees	12	(19)	(6)	(22)	(6)	(41)
Capitalized interest	—	8	12	4	—	24
Funding	—	12	12	22	5	51
Transfer to property, plant and equipment(2)	—	—	(879)	—	—	(879)

At December 31, 2010	$53	$158	$—	$79	$1	$291

Publicly traded	Yes	No	No	No	No

(1)	Represents our investment in Reko Diq.
(2)	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3f for further details.

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in a publicly traded equity investee is evaluated for impairment using the same method as an available-for-sale security.

Our investments in non-publicly traded equity investees are exploration and development projects; therefore, we assess if there has been a potential impairment triggering event for an other-than-temporary impairment by: testing the underlying assets of the equity investee for recoverability; and assessing if there has been a change in the mining plan or strategy for the project. If we determine underlying assets are recoverable and no other potential impairment conditions were identified, then our investment in the non-publicly traded equity investee is carried at cost. If the other underlying assets are not recoverable, we record an impairment charge equal to the difference between the carrying amount of the investee and its fair value. Where reliable information is available, we determine fair value based on the present value of cash flows expected to be generated by the investee. Where reliable cash flow information is not available, we determine fair value using a market comparable approach.

Notes to Consolidated Financial Statements

b) Other Investments

At December 31	2010	2009
Available-for-sale securities	$171	$61
Other investments	32	31

	$203	$92

Available-for-sale Securities

		2010		2009
At December 31	Fair value(1)	Gains in OCI	Fair value	Gains in OCI
Securities in an unrealized gain position
Equity securities	$169	$85	$54	$27
Benefit plans(2)
Fixed-income	—	—	1	—
Equity	—	—	5	—

	169	85	60	27

Securities in an unrealized loss position
Other equity securities(3)	2	—	1	—

	171	85	61	27

Other investments
Long-term loan receivable(4)	32	—	31	—

	$203	$85	$92	$27

(1)	Refer to note 21 for further information on the measurement of fair value.
(2)	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.
(3)	Other equity securities in a loss position consist of investments in various junior mining companies.
(4)	The long-term loan receivable is measured at amortized cost. The principal amount is $35 million.

Gains on Investments Recorded in Earnings

	2010	2009	2008
Gains realized on sales	$12	$6	$59
Cash proceeds from sales	$15	$7	$76

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other than temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

13 — Inventories

	Gold		Copper
At December 31	2010	2009	2010	2009

Raw materials
Ore in stockpiles	$1,440	$1,052	$110	$77
Ore on leach pads	242	215	156	172
Mine operating supplies	563	488	25	19
Work in process	265	215	48	5
Finished products
Gold doré	75	69	—	—
Copper cathode	—	—	15	4
Gold concentrate	19	20	—	—

	2,604	2,059	354	277
Non-current ore in stockpiles(1)	(958)	(679)	(148)	(117)

	$1,646	$1,380	$206	$160

(1)	Ore that we do not expect to process in the next 12 months is classified within other assets.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form, and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from the open pit or underground mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper work in process represents gold/copper in the processing circuit that we count as production but is not yet in a saleable form.

Gold and copper ore contained in stockpiles is measured by estimating the number of tons added and removed from the stockpile, and the associated estimate of gold and copper contained therein (based on assay data) and applying estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to ore stockpiles based on quantities of material stockpiled using current mining costs incurred up to the point of stockpiling the ore and including allocations of waste mining costs, overheads, depreciation, depletion and amortization relating to mining operations. As ore is processed, costs are removed based on recoverable quantities of gold and/or copper and each stockpile’s average cost per unit. Ore stockpiles are reduced by provisions required to reduce inventory to net realizable value.

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to in process and finished goods inventory include the cost of stockpiles processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at the lower of purchase cost and market value.

Notes to Consolidated Financial Statements

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2010	2009	2008
Inventory impairment charges	$3	$6	$62

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2010, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $547 per ounce and $1.10 per pound, respectively (2009: $383 per ounce of gold and $1.01 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2011 to 2027 and for copper ranging from 2011 to 2027. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Ore in Stockpiles

At December 31	2010	2009	Year(1)
Gold
Goldstrike
Ore that requires roasting	$499	$452	2025
Ore that requires autoclaving	42	46	2024
Kalgoorlie	89	80	2021
Porgera	140	117	2024
Cowal	93	88	2019
Veladero	21	26	2024
Cortez	365	98	2027
Turquoise Ridge	14	15	2036
Other	177	130
Copper
Zaldívar	110	77	2026

	$1,550	$1,129

(1)	Year in which we expect to complete full processing of the ore in stockpiles.

Ore on Leachpads

At December 31	2010	2009	Year(1)
Gold
Veladero	$87	$75	2011
Cortez	16	25	2011
Ruby Hill	10	24	2011
Bald Mountain	15	24	2011
Lagunas Norte	17	22	2011
Round Mountain	25	18	2011
Pierina	53	14	2011
Marigold	19	13	2011
Copper
Zaldívar	156	172	2011

	$398	$387

(1)	Year in which we expect to complete full processing of the ore on leachpads.

Purchase Commitments

At December 31, 2010, we had purchase obligations for supplies and consumables of approximately $1,449 million.

Notes to Consolidated Financial Statements

14 — Accounts Receivable and Other Current Assets

At December 31	2010	2009
Accounts receivable
Amounts due from concentrate sales	$22	$9
Amounts due from copper cathode sales	159	109
Other receivables	165	133

	$346	$251

Other current assets
Derivative assets (note 20e)	$615	$214
Goods and services taxes recoverable(1)	211	201
Deferred share-based compensation (note 28b)	13	7
Prepaid expenses	95	92
Other	13	10

	$947	$524

(1)	2010 includes $59 million and $132 million in VAT and fuel tax receivables in Africa and South America, respectively (2009: $50 million and $111 million, respectively).

15 — Property, Plant and Equipment

	Assets subject to amortization(1),(2)	Accumulated amortization	Capital Projects(6)	Exploration properties & VBPP	Construction in progress(3)	Total

At January 1, 2008	$14,073	$(7,598)	$1,089	$474	$397	$8,435
Additions	584	(155)	756	—	626	1,811
Acquisitions	1,609	—	—	409	—	2,018
Capitalized interest(5)	57	—	102	8	—	167
Amortization	—	(912)	—	—	—	(912)
Impairments	(14)	—	—	—	—	(14)
Transfers between categories(4)	481	—	(31)	(178)	(272)	—

At January 1, 2009	16,790	(8,665)	1,916	713	751	11,505
Additions	445	21	1,207	3	608	2,284
Acquisitions	276	—	—	—	—	276
Capitalized interest(5)	71	—	132	8	—	211
Amortization	—	(1,033)	—	—	—	(1,033)
Impairments	(56)	—	(122)	—	—	(178)
Currency translation adjustment	60	—	—	—	—	60
Transfers between categories(4)	1,130	—	(616)	(92)	(422)	—

At January 1, 2010	18,716	(9,677)	2,517	632	937	13,125
Additions	533	43	1,957	(1)	1,032	3,564
Acquisitions	252	—	1,732	116	—	2,100
Capitalized interest(5)	14	—	241	10	—	265
Amortization	—	(1,331)	—	—	—	(1,331)
Currency translation adjustment	28	—	—	—	—	28
Transfers between categories(4)	1,263	—	5	(64)	(1,204)	—

At December 31, 2010	$20,806	$(10,965)	$6,452	$693	$765	$17,751

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

(1)	Represents capitalized reserve acquisition and development costs and buildings, plant and equipment.
(2)	Includes assets under capital leases, leach pads and tailings dams.
(3)	Includes construction in process for tangible assets at operating mines, as well as deposits on long lead capital items. Once an asset is available for use, it is transferred to assets subject to amortization and amortized over its estimated useful life.
(4)	Includes construction in process that is transferred to buildings, plant and equipment as the asset is available for use and value beyond proven and probable reserves (“VBPP”) that is transferred to capitalized reserve acquisition and development costs, once mineralized material is converted into proven and probable reserves. In 2009, Buzwagi transitioned from a development project to an operating mine and its property, plant, and equipment balance was transferred from exploration properties, capital projects & VBPP to assets subject to amortization and construction in progress.
(5)	Capitalized interest for assets subject to amortization primarily reflects capitalized interest at Cortez Hills.
(6)	Includes construction in process for tangible assets at capital projects.

a) Accounting Policy for Property, Plant and Equipment

Capitalized Reserve Acquisition Costs

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral or petroleum and natural gas property, we estimate the fair value of proven and probable reserves, and we record these amounts as assets at the date of acquisition. When production begins, capitalized reserve acquisition costs are amortized using the units-of-production (“UOP”) method, whereby the numerator is the number of ounces of gold/pounds of copper/barrels of oil equivalent (boe) produced and the denominator is the estimated recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves.

Value Beyond Proven and Probable Reserves (“VBPP”)

On acquisition of mineral property, we prepare an estimate of the fair value of the resources and exploration potential of that property and record this amount as an asset (VBPP) as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization. For 2010 the effect on amortization expense of transfers from VBPP to proven and probable reserves is an increase of $3 million (2009: $3 million increase; 2008: $5 million increase).

VBPP
At January 1, 2008	$313
VBPP conversion to reserves	(178)
Acquisitions(1)	381

At January 1, 2009	516
VBPP conversion to reserves	(93)

At January 1, 2010	$423
VBPP conversion to reserves	(64)

At December 31, 2010	$359

(1)	Represents VBPP acquired on acquisition of the additional 40% interest in Cortez.

Capitalized Development Costs

Capitalized development costs include the costs of removing overburden and waste materials at our open pit mining operations prior to the commencement of production; costs incurred to access reserves at our

Notes to Consolidated Financial Statements

underground mining operations; exploration expenditures incurred that meet the definition of an asset (refer to note 7 for capitalization criteria for drilling and related costs), and qualifying development costs incurred at our petroleum and natural gas properties.

The costs of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where a mine operates several open pits that utilize common processing facilities, we capitalize the pre-stripping costs associated with each pit. The production phase of an open pit mine commences when saleable materials, beyond a de minimus amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Capitalized pre-stripping costs are amortized using the UOP method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper in proven and probable reserves in the associated open pit.

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, which could in some cases be greater than 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the UOP method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are amortized using the UOP method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper contained in total accessible proven and probable reserves.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures which are either general in nature or related to an unsuccessful drilling program are expensed. Only costs which relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs and amortized using the UOP method, whereby the denominator is the estimated recoverable amount of boe in proven developed reserves.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. In addition, if the cost of an asset acquired other than through a business combination is different from its tax basis on acquisition, the cost is adjusted to reflect the related future income tax consequences.

We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years. Depreciation of oil and gas plants and related facilities is calculated using the UOP method.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets. As at December 31, 2010, the carrying value of our capital leases is $72 million.

Exploration Properties and Development Projects

The amounts capitalized to exploration and development projects comprise the cost of mineral interests acquired either as individual asset purchases or as part of a business combination. The amount capitalized to development projects with proven and probable reserves also includes the capitalization cost associated with developing and constructing the mine. The value of such assets is primarily driven by the nature and amount of mineralized material contained in such properties. Exploration and development stage mineral interests represent interests in properties that contain proven and probable reserves or are believed to potentially contain mineralized material consisting of (i) other mineralized material such as measured, indicated and inferred material; (ii) other mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material greenfield exploration potential; and (iv) any acquired right to explore and develop a potential mineral deposit.

Amounts capitalized to capital projects include costs associated with the construction of tangible assets, such as processing plants, permanent housing facilities and other tangible infrastructure associated with the project.

Exploration Properties, Capital Projects and VBPP

	Carrying amount at December 31, 2010	Carrying amount at December 31, 2009
Exploration projects and other land positions
Papua New Guinea land positions	$194	$187
Tanzanian exploration properties(1)	82	—
REN joint venture	36	—
Other	22	22
Value beyond proven and probable reserves at producing mines	359	423
Capital projects(2)
Pascua-Lama	2,164	1,196
Pueblo Viejo	2,502	1,321
Cerro Casale(3)	1,786	—

	$7,145	$3,149

(1)	Represents amounts allocated to exploration properties as a result of the Tusker acquisition. See note 3b for further details.
(2)	The carrying amounts for the Donlin Creek, Reko Diq, and Kabanga projects are reflected in the carrying amounts of the equity investments through which they are owned. Refer to note 12.
(3)	The carrying amount for the Cerro Casale investment has been transferred to property, plant and equipment in 2010 as a result of our obtaining control of the entity due to the acquisition of an additional 25% interest. Refer to note 3f.

Notes to Consolidated Financial Statements

Capitalized Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to exploration properties and development projects prior to when production begins while exploration, development or construction activities are in progress. We also capitalize interest costs on the cost of certain equity method investments, wherein the only significant assets are exploration properties or capital projects, and while exploration, development or construction activities are in progress. For 2010, we capitalized $289 million of interest costs (2009: $269 million).

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper. The effect of changes in reserve estimates on amortization expense for 2010 was $nil (2009: $70 million decrease; 2008: $57 million decrease).

b) Amortization and Accretion

	2010	2009	2008
Amortization	$1,149	$1,016	$912
Accretion (note 22)	47	57	45

	$1,196	$1,073	$957

c) Impairment Evaluations

Producing Mines, Development Projects and Petroleum & Natural Gas Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property is a single reporting unit for impairment testing purposes. A potential impairment is identified if the sum of the reporting unit’s undiscounted cash flows is less than its carrying amount. When a potential long-lived asset impairment is identified, the amount of impairment is calculated by comparing its fair value to its carrying amount.

Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include buildings, plant and equipment, capitalized reserve acquisition and development costs and VBPP. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized reserve acquisition, development costs and VBPP is determined using an income approach which measures the present value of the related cash flows expected to be derived from the asset.

Exploration Properties

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied.

In 2010, we did not record any impairment charge related to our exploration properties. In 2008, we completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa meeting the conditions for a 10% interest in the property. We also held the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In third quarter 2009, after conducting a thorough review of development alternatives to maximize the project’s potential, we decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values.

d) Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,254 million at December 31, 2010 for construction activities at our capital projects.

e) Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties and corporate locations including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

Insurance Proceeds	2010	2009	2008
Cost of sales	$2	$18	$30
Other income	6	26	2

	$8	$44	$32

16 — Intangible Assets

	2010			2009
For the years ended December 31	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Water rights(1)	$116	$—	$116	$40	$—	$40
Technology(2)	17	—	17	17	—	17
Supply contracts(3)	23	16	7	24	15	9

	$156	$16	$140	$81	$15	$66

Aggregate period amortization expense		$1			$—

For the years ended December 31	2011	2012	2013	2014	2015
Estimated aggregate amortization expense	$—	$2	$2	$2	$2

(1)

Water rights in South America ($116 million) are subject to annual impairment testing and will be amortized when used in the future. In 2010, we recorded a $75 million increase as a result of gaining control

Notes to Consolidated Financial Statements

of Cerro Casale. Refer to note 3f. In 2009, we increased our investment in water rights for our Sedibelo project by $26 million. We subsequently recorded an impairment charge for water rights related to Sedibelo ($34 million) in third quarter 2009 (note 15c).

(2)	The amount will be amortized using the UOP method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
(3)	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and will be amortized upon the commencement of the supply of tires in the future.

Accounting Policy for Intangible Assets

Intangible assets acquired as part of an acquisition of a business are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets.

Intangible assets are initially recorded at their estimated fair value. Intangible assets with a finite life are amortized over their useful economic lives on a straight-line or UOP basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment. We also review and test the carrying amounts of all intangible assets when events or changes in circumstances suggest that their carrying amount may not be recoverable.

In second quarter 2010, after restructuring a tire supply agreement, we recorded an impairment charge of $7 million. In third quarter 2009, after making a decision not to continue developing the Sedibleo project, we recorded an impairment charge of $34 million related to water rights at the project.

17 — Goodwill

	Gold				Copper	Other
	North America	Australia	South America	Africa	South America	Barrick Energy	Total
At January 1, 2008	$2,381	$1,815	$441	$373	$743	$—	$5,753
Additions(1)	23	—	—	—	—	96	119
Other(2)	—	—	—	—	—	(8)	(8)
Impairments(3)	(8)	(272)	—	(216)	—	(88)	(584)

At December 31, 2008	2,396	1,543	441	157	743	—	5,280
Other(4)	(20)	—	—	—	—	—	(20)
Impairments(5)	—	(63)	—	—	—	—	(63)

At December 31, 2009	2,376	1,480	441	157	743	—	5,197
Additions(6)	—	—	—	22	—	64	86
Other(2)	—	—	—	—	—	4	4

At December 31, 2010	$2,376	$1,480	$441	$179	$743	$68	$5,287

(1)	Represents goodwill acquired as a result of the acquisitions of an additional 40% interest in Cortez ($20 million), an additional 40% interest in Storm ($3 million) and Barrick Energy ($96 million).
(2)	Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from C$ to US$.
(3)	Impairment charges recorded in 2008 related to Kanowna ($272 million), North Mara ($216 million), Barrick Energy ($88 million), and Marigold ($8 million).
(4)	Represents a reduction of goodwill as a result of the acquisition of an additional 50% interest in the Hemlo mine (note 3h).

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

(5)	Impairment charge recorded in 2009 related to Plutonic ($63 million).
(6)	Represents goodwill acquired as a result of the acquisition of Tusker ($22 million) (note 3b) and Bountiful, Puskwa and Dolomite ($64 million) (note 3a).

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: 1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; 2) The ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

Each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for potential goodwill impairment, we use an income approach (being the net present value of expected future cash flows or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flows reflect estimates of projected future revenues, cash costs of production and capital expenditures contained in our long-term life of mine (“LOM”) plans, which are updated for each reporting unit in the fourth quarter of each fiscal year.

Our LOM plans are based on detailed research, analysis and modeling to optimize the internal rate of return generated from each reporting unit. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage and processing equipment. Therefore, the LOM plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

Projected future revenues reflect the forecasted future production levels at each of our reporting units as detailed in our LOM plans. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets.

Projected future revenues also reflect our estimated long-term metals prices, which are determined based on current prices, an analysis of the expected total production costs of the producers, forward pricing curves of the particular metal and forecasts of expected long-term metals prices prepared by analysts. These estimates often differ from current price levels, but our methodology is consistent with how a market participant would assess future long-term metals prices. In 2010, we have used estimated 2011, 2012 and long-term gold prices of $1,250, $1,250 and $1,150 per ounce, respectively (2009: short-term $1,050, long-term $950), and estimated 2011, 2012 and long-term copper prices of $3.25, $3.25 and $2.75 per pound, respectively (2009: short-term $2.50, long-term $2.25).

Notes to Consolidated Financial Statements

Our estimates of future cash costs of production and capital expenditures are based on the LOM plans for each reporting unit. Costs incurred in currencies other than the US dollar are translated to US dollars using expected long-term exchange rates based on the relevant forward pricing curve. Oil prices are a significant component, both directly and indirectly, of our expected cash costs of production. We have used an estimated average oil price of $75 per barrel (2009: $75), which is based on the spot price, forward pricing curve, and long-term oil price forecasts prepared by analysts.

The discount rate applied to present value the net future cash flows is based upon our real weighted average cost of capital with an appropriate adjustment for the remaining life of a mine and risks associated with the relevant cash flows based on the geographic location of the reporting unit. These risk adjustments were based on observed historical country risk premiums and the average credit default swap spreads for the period. In 2010, we used the following real discount rates for our gold mines with goodwill: United States 2.31%—3.87% (2009: 3.03%—4.61% ); Australia 3.05%—3.83% (2009: 3.53%—4.45%); Argentina 10.25% (2009: 12.52%); Tanzania 7.12%—8.67% (2009: 8.79%—10.37%); Papua New Guinea 8.67% (2009: 8.46%); and Peru 3.76%—4.53% (2009: 4.87%—5.78%).The decrease in discount rates compared to the prior year primarily reflects lower risk free borrowing rates. Discount rates for Papua New Guinea increased due to higher country risk premiums. For our copper mine, we used the following real discount rate in 2010: Chile 8.94% (2009: 8.82%). The increase in discount rates compared to the prior year primarily reflects a higher country risk premium.

For our gold reporting units, we apply a market multiple to the NAV computed using the present value of future cash flows approach in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine.

When selecting NAV multiples to arrive at fair value, we considered trading prices of comparable gold mining companies on October 1, 2010. The selected ranges of multiples for all operating gold mines were also based on mine life. The range of selected multiples in respect of operating gold mines with lives of five years or less were based on the lower end of the observed multiples. Mines with lives greater than five years were generally based on median and/or average observation. Mines with lives of twenty years or greater were based on a 20% increase on the median and/or average observations. In 2010, we have used the following multiples in our assessment of the fair value of our gold reporting units: North America 1.0 – 1.9 (2009: 1.2—2.2); Australia 1.0—1.6 (2009: 1.3—1.8); South America 1.0—1.5 (2009: 1.1—1.6); and Africa 1.0—1.7 (2009: 1.2—2.0).

In 2010 there were no goodwill impairment charges (2009: $63 million Plutonic; 2008: Kanowna $272 million; North Mara $216 million; Osborne, included in discontinued operations, $64 million; Henty, included in discontinued operations, $30 million; Marigold $8 million; and Barrick Energy $88 million). In second quarter 2009, we acquired the remaining 50% interest in our Hemlo mine, which resulted in a $20 million reduction of goodwill.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

18 — Other Assets

At December 31	2010	2009
Non-current ore in stockpiles (note 13)	$1,106	$796
Derivative assets (note 20e)	511	290
Goods and services taxes recoverable(1)	138	124
Debt issue costs	54	42
Unamortized share-based compensation (note 28b)	70	67
Notes receivable	90	94
Deposits receivable	—	11
Other	101	107

	$2,070	$1,531

(1)	Includes $75 million and $63 in VAT and fuel tax receivables in South America and Africa, respectively (2009: $94 million and $30 million, respectively).

Debt Issue Costs

In 2010, a total of $9 million of debt issue costs arose from the non-recourse project financing for Pueblo Viejo.

Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20b).

In 2009, a total of $16 million of debt issue costs arose on debenture issuances of $1.25 billion and $750 million.

19 — Other Current Liabilities

At December 31	2010	2009
Asset retirement obligations (note 22)	$88	$85
Derivative liabilities (note 20e)	173	180
Post-retirement benefits (note 29)	10	16
Income taxes payable (note 9)	535	94
Restricted stock units (note 28b)	64	33
Other	94	67

	$964	$475

20 — Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable—note 14; investments—note 12; restricted share units—note 28b.

Notes to Consolidated Financial Statements

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

At December 31	2010	2009
Cash deposits	$1,345	$509
Term deposits	1,236	298
Treasury bills	—	125
Money market investments	1,387	1,632

	$3,968	$2,564

b) Long-Term Debt(1)

	2010				2009				2008
	At Dec. 31	Proceeds	Repay- ments/ Redemp- tions(7)	Amorti- zation and Other(2)	At Dec. 31	Proceeds	Repay- ments/ Redemp- tions	Amorti- zation and Other(2)	At Dec. 31	Proceeds	Repay- ments/ Redemp- tions	Amorti- zation and Other(2)	At Jan. 1
Fixed rate notes	$3,217	$—	$—	$3	$3,214	$1,964	$—	$—	$1,250	$1,250	$—	$—	$—
5.80%/4.875% notes(3)	752	—	—	4	748	—	—	1	747	—	—	2	745
Copper-linked notes	—	—	—	—	—	—	190	—	190	—	325	—	515
US dollar notes(8)	996	—	—	—	996	190	—	1	805	325	—	—	480
Convertible senior debentures	—	—	281	(4)	285	—	—	(4)	289	—	—	(4)	293
Project financing	754	754	62	—	62	—	53	—	115	—	99	—	214
Capital leases	72	—	24	34	62	—	25	17	70	—	21	6	85
Other debt obligations(4)	901	—	63	(4)	968	—	16	7	977	152	150	52	923
First credit facility(5)	—	—	—	—	—	—	—	—	—	990	990	—	—

	6,692	754	430	33	6,335	2,154	284	22	4,443	2,717	1,585	56	3,255
Less: current portion(6)	(14)	—	—	—	(54)	—	—	—	(93)	—	—	—	(102)

	$6,678	$754	$430	$33	$6,281	$2,154	$284	$22	$4,350	$2,717	$1,585	$56	$3,153

Short-term debt
Demand financing facility	—	—	—	—	—	—	113	—	113	—	18	—	131

	$—	$—	$—	$—	$—	$—	$113	$—	$113	$—	$18	$—	$131

(1)	The agreements that govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
(2)	Amortization of debt premium/discount.
(3)	During third quarter 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.
(4)	The obligations have an aggregate amount of $901 million, of which $100 million is subject to floating interest rates and $801 million is subject to fixed interest rates ranging from 4.75% to 8.05%. The obligations mature at various times between 2012 and 2035.
(5)	We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.
(6)	The current portion of long-term debt consists of capital leases ($14 million).
(7)	On October 20, 2010 we redeemed all of our entire outstanding Placer Dome 2.75% Convertible Senior Debentures due 2023.
(8)	$400 million of US dollar notes with a coupon of 5.75% mature in 2016 and $600 million of US dollar notes with a coupon of 6.35% mature in 2036.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Redemption of Convertible Senior Debentures

On October 20, 2010 (the “Redemption Date”) we redeemed our entire outstanding Placer Dome 2.75% Convertible Senior Debentures due 2023 (the “Debentures”). The registered holders of the Debentures were to receive a redemption price of 100.825% of the principal amount outstanding, plus accrued and unpaid interest to the Redemption Date, for a total of $1,008.63 per $1,000.00 principal amount of Debentures if the conversion option was not exercised.

Effective September 1, 2010 to October 19, 2010, the conversion rate per each $1,000 principal amount of Securities was 40.9378 common shares. Substantially all the holders of these debentures exercised their right to convert these Securities into common shares. No gain or loss was recognized in the income statement on conversion.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13—15. The $375 million tranche bears a fixed coupon of 4.02% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11—12. Barrick and Goldcorp each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. In June 2010 we received $782 million (100% basis), less financing fees of $28 million on this financing agreement by fully drawing on the $400 million and $260 million tranches and a portion of the $375 million tranche.

Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges and some of the Floating Contracts. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September, 2008, we issued an aggregate of $1,250 million of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our

Notes to Consolidated Financial Statements

wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These payments will rank equally with our other unsecured and unsubordinated obligations.

Project Financing

One of our wholly-owned subsidiaries, Minera Argentina Gold S.A. in Argentina, had a limited recourse amortizing loan of $62 million outstanding at December 31, 2009, the majority of which had a variable interest rate. During the year this loan was fully repaid.

	For the years ended December 31
Interest	2010		2009		2008
	Interest cost	Effective rate(1)	Interest cost	Effective rate(1)	Interest cost	Effective rate(1)
Fixed rate notes	$211	6.49%	$142	6.40%	$26	7.00%
5.80%/4.875% notes	41	5.48%	44	5.80%	42	5.70%
US dollar notes	62	6.22%	62	6.20%	62	6.20%
Convertible senior debentures	2	0.80%	3	0.80%	4	1.50%
Project financing	16	3.65%	8	8.20%	19	11.00%
Capital leases	3	4.30%	2	5.60%	4	5.00%
Other debt obligations	47	4.94%	49	5.10%	50	5.30%
Deposit on silver sale agreement (note 23)	21	8.59%	6	8.59%	—	—
First credit facility	—	—	—	—	17	3.30%
Demand financing facility	—	—	5	8.70%	11	8.90%
Other interest	7		5		8

	410		326		243
Less: interest capitalized	(289)		(269)		(222)

	$121		$57		$21

Cash interest paid	$400		$311		$213
Amortization of debt issue costs	4		6		7
Amortization of premium	(6)		(6)		(7)
Losses on interest rate hedges	2		3		1
Increase in interest accruals	10		12		29

Interest cost	$410		$326		$243

(1)	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments	2011	2012	2013	2014	2015	2016 and thereafter
Fixed rate notes	$—	$—	$500	$—	$—	$2,750
5.80%/4.875% notes	—	—	—	350	—	400
Project financing	—	—	38	76	76	592
US dollar notes	—	—	—	—	1,000	—
Other debt obligations	—	120	65	—	100	566

	$—	$120	$603	$426	$1,176	$4,308

Minimum annual payments under capital leases	$14	$17	$16	$10	$8	$7

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

c) Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

• Sales	• Prices of gold, copper, oil and natural gas

• Cost of sales

• Consumption of diesel fuel, propane, natural gas and electricity	• Prices of diesel fuel, propane, natural gas and electricity

• Non-US dollar expenditures	• Currency exchange rates—US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

• By-product credits	• Prices of silver and copper

• Corporate and regional administration, exploration and business development costs	• Currency exchange rates—US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

• Capital expenditures

• Non-US dollar capital expenditures	• Currency exchange rates—US dollar versus A$, ARS, C$, CLP, EUR and PGK

• Consumption of steel	• Price of steel

• Interest earned on cash and equivalents	• US dollar interest rates

• Interest paid on fixed-rate borrowings	• US dollar interest rates
The timeframe and manner in which we manage risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

d) Other Use of Derivative Instruments

We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income.

During the year, we wrote $100 million net USD pay-fixed swaptions giving the buyer the right, but not the obligation, to enter into an interest rate swap at a specific date in the future, at a particular fixed rate, for a specified term. Changes in the fair value of the swaptions and the premiums earned were recognized in current period earnings through interest expense. For the year, we recognized a gain on premiums of $2 million and a loss on position value of $1 million in current period earnings. There were $200 million USD pay-fixed swaptions outstanding at December 31, 2010.

Notes to Consolidated Financial Statements

We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales. During 2010, we wrote gold put and call options with an average outstanding notional volume of 0.3 million and 0.3 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the year with an average outstanding notional of 0.1 million ounces. During the year, we wrote copper call options averaging 5 million pounds and purchased other net long copper positions averaging 7 million pounds.

As a result of these activities, we recorded realized gains in revenue of $26 million on gold contracts and realized gains of $7 million on copper contracts in 2010. There are no outstanding gold or copper positions at December 31, 2010.

e) Summary of Derivatives at December 31, 2010

	Notional amount by term to maturity				Accounting classification by notional amount			Fair value (USD)
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- hedge
US dollar interest rate contracts
Total receive—fixed swap positions	$—	$100	$100	$200	$—	$200	$—	$6
Total pay—fixed swap positions	—	—	(100)	(100)	—	—	(100)	(3)
Total pay—fixed swaption positions	—	—	(200)	(200)	—	—	(200)	(2)
Currency contracts
A$:US$ contracts (A$ millions)	1,638	2,064	515	4,217	4,217	—	—	804
C$:US$ contracts (C$ millions)	353	19	—	372	372	—	—	12
CLP:US$ contracts (CLP millions)(1)	172,595	71,800	—	244,395	98,295	—	146,100	37
EUR:US$ contracts (EUR millions)	10	10	—	20	20	—	—	(1)
PGK:US$ contracts (PGK millions)	54	—	—	54	—	—	54	1
Commodity contracts
Copper collar sell contracts (millions of pounds)	278	8	—	286	185	—	101	(128)
Copper net call spread contracts (millions of pounds)	132	—	—	132	—	—	132	23
Copper net collar buy contracts (millions of pounds)	79	—	—	79	—	—	79	56
Silver collar sell contracts (millions of ozs)	—	—	15	15	15	—	—	(15)
Diesel contracts (thousands of barrels)(2)	2,316	2,341	50	4,707	4,707	—	—	55
Propane contracts (millions of gallons)	13	6	—	19	19	—	—	3
Electricity contracts (thousands of megawatt hours)	53	35	—	88	—	—	88	—

(1)	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama project.
(2)	Diesel commodity contracts represent a combination of WTI, ULSD and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	At Dec. 31, 2010		At Dec. 31, 2009		At Dec. 31, 2010		At Dec. 31, 2009
	Balance sheet classification	Fair value	Balance sheet classification	Fair value	Balance sheet classification	Fair value	Balance sheet classification	Fair value
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$6	Other assets	$—	Other liabilities	$—	Other liabilities	$—
Currency contracts	Other assets	831	Other assets	374	Other liabilities	1	Other liabilities	9
Commodity contracts	Other assets	112	Other assets	53	Other liabilities	192	Other liabilities	131

Total derivatives classified as hedging instruments		$949		$427		$193		$140

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$—	Other assets	$1	Other liabilities	$5	Other liabilities	$7
Currency contracts	Other assets	30	Other assets	15	Other liabilities	7	Other liabilities	9
Commodity contracts	Other assets	147	Other assets	61	Other liabilities	73	Other liabilities	43

Total derivatives not designated as hedging instruments		$177		$77		$85		$59

Total derivatives		$1,126		$504		$278		$199

US Dollar Interest Rate Contracts

Non-hedge Contracts

We have a $300 million US dollar receive-fixed interest rate swap outstanding that is used to economically hedge US dollar interest rate risk on our outstanding cash balance.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$1,449 million, C$370 million, EUR 13 million, PGK 42 million, and CLP 145,885 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the year. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.

Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For A$110 million, C$295 million, and CLP 30,780 million of collar contracts, we have concluded that the hedges are 100% effective because the critical

Notes to Consolidated Financial Statements

terms (including notional amount and maturity date) of the hedged items and the currency contracts are the same. For all remaining currency hedges, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in forward exchange rates over the last three years. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings.

Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For AUD 55 million, EUR 20 million and CLP 54,900 million, hedge effectiveness is assessed using the dual spot method, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method.

Non-hedge Contracts

We concluded that CLP 146,100 million of collar contracts do not meet the effectiveness criteria of the dual spot method. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua-Lama and Cerro Casale projects. Changes in the fair value of the non-hedge CLP contracts are recorded in current period project expense. In 2010, we recorded an unrealized gain of $24 million on the outstanding collar contracts. Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During the year, we entered into 480 thousand barrels of WTI/ ULSD crack spread swaps, 1,222 thousand barrels of MOPS forwards, 228 thousand barrels of WTB forwards, 228 thousand barrels of JET forwards, and 19 million gallons of propane designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. Hedged items are identified as the first stated quantity of forecasted consumption purchased in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings.

In 2009, we entered into a diesel fuel supply contract. Under the terms of the contract, fuel purchased for consumption at our Nevada based mines is priced based on the ULSD index. We have continued to hedge our

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

exposure to diesel using our existing WTI forward contracts. Retrospective hedge effectiveness testing shows a strong correlation between ULSD and WTI and thus we expect that these hedges will continue to be effective. The prospective and retrospective testing is assessed using the hypothetical derivative method.

Non-hedge Contracts

Non-hedge electricity contracts of 88 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in electricity prices. Changes in the fair value of non-hedge electricity contracts are recorded in current period cost of sales.

Copper

Cash Flow Hedges

Copper collar contracts totaling 185 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $3.00/lb and $4.35/lb, respectively.

For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Non-hedge Contracts

Copper sell collar contracts totaling 22 million pounds were entered into during the year containing purchased puts and sold calls with an average strike price of $3.25/lb and $4.77/lb, respectively. The options mature over a period of two years, with 14 million pounds maturing in 2011 and the remaining 8 million pounds maturing in 2012. During 2010, we also de-designated collar sell contracts for 79 million pounds and crystallized $12 million of losses in OCI. These hedges were originally designated against future copper production at our Zaldívar mine. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the sales occur. We continue to hold these collars as non-hedge contracts. The contracts contain purchased put and sold call options with an average strike of $3.00/lb and $4.02/lb, respectively.

During 2010, we purchased 79 million pounds of collar buy contracts containing sold put and purchased call options with an average strike of $3.00/lb and $3.99/lb, respectively, for a net premium of $11 million. Premiums paid have been recorded as a reduction of current period revenue. The options mature evenly throughout 2011.

During 2010, we purchased 132 million pounds of call options at an average strike of $4.26/lb and sold 132 million pounds of call options at $4.72/lb for a net premium of $13 million. Premiums paid have been recorded as a reduction of current period revenue. The options mature evenly throughout 2011. These contracts are not designated as cash flow hedges. Changes in the fair value of these copper options are recorded in current period revenue.

Notes to Consolidated Financial Statements

Silver

Cash Flow Hedges

During the year we designated silver collar contracts totaling 15 million ounces as hedges against silver bullion sales from our silver producing mines. The contracts contain purchased put and sold call options with weighted average strike prices of $20/oz and $55/oz respectively. For collars designated against silver bullion sales, the hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a regression method. The regression method involves comparing week-by-week changes in the fair value of both the actual hedging derivative and a hypothetical derivative caused by actual historical changes in commodity prices over the last fifty-two weeks. The retrospective assessment involves comparing the effect of historic changes in silver prices each period on the fair value of both the actual and hypothetical derivative using a regression approach. The effective portion of changes in fair value of the silver contracts is recorded in OCI until the forecasted silver sale impacts earnings.

Non-hedge Gains (Losses)

For the years ended December 31	2010	2009	2008	Income statement classification
Risk management activities
Commodity contracts
Copper	$33	$(53)	$73	Revenue/cost of sales
Fuel	—	1	(30)	Cost of sales
Steel	—	—	(3)	Project development expense
Currency contracts	30	(4)	(8)	Cost of sales/corporate administration/ other income/expense/
Interest rate contracts	(2)	(7)	(4)	Interest income/expense

	61	(63)	28

Other use of derivative instruments
Commodity contracts
Gold	26	56	19	Revenue
Copper	7	(2)	—	Revenue
Interest rate swaptions	—	3	—	Interest income/expense

	33	57	19

Other gains (losses)
Embedded derivatives(1)	13	5	(3)	Revenue
Hedge ineffectiveness	11	(3)	(6)	Cost of sales/revenue/other income
Ineffective portion of fair value hedge	3	—	—	Other income/expense

	$27	$2	$(9)

	$121	$(4)	$38

(1)	Includes embedded derivatives on gold concentrate sales and copper cathode sales.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Derivative Assets and Liabilities

	2010	2009
At January 1	$305	$(43)
Derivatives cash (inflow) outflow
Operating activities	(168)	(328)
Financing activities	(12)	10
Change in fair value of:
Non-hedge derivatives	103	(39)
Cash flow hedges
Effective portion	601	708
Ineffective portion	11	(3)
Fair value hedges	5	—
Ineffective portion of fair value hedge	3	—

At December 31	$848	$305

Classification:
Other current assets	$615	$214
Other long-term assets	511	290
Other current liabilities	(173)	(180)
Other long-term obligations	(105)	(19)

	$848	$305

Notes to Consolidated Financial Statements

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Silver(1)	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total
At January 1, 2008	$15	$14	$79	$238	$27	$(1)	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	582	(215)	(610)	(46)	5	(17)	(301)
Transfers to earnings:
On recording hedged items in earnings	(2)	(112)	(33)	(106)	(11)	(4)	1	(267)

At December 31, 2008	13	484	(169)	(478)	(30)	—	(33)	(213)
Effective portion of change in fair value of hedging instruments	—	(273)	68	820	42	48	—	705
Transfers to earnings:
On recording hedged items in earnings	(10)	(283)	95	(22)	7	(3)	3	(213)
Hedge ineffectiveness due to changes in original forecasted transaction	—	—	2	(5)	—	—	—	(3)

At December 31, 2009	3	(72)	(4)	315	19	45	(30)	276
Effective portion of change in fair value of hedging instruments	(15)	(60)	29	549	56	53	—	612
Transfers to earnings:
On recording hedged items in earnings	(2)	54	26	(146)	(33)	(6)	3	(104)

At December 31, 2010	$(14)	$(78)	$51	$718	$42	$92	$(27)	$784

Hedge gains/losses classified within	Cost of sales	Copper sales	Cost of sales	Cost of sales	Administration/ Other expense	Amortization	Interest expense
Portion of hedge gain (loss) expected to affect 2011 earnings(2)	$2	$(78)	$22	$273	$39	$—	$(3)	$255

(1)	Amounts prior to 2010 reflect amortization of crystallized gold positions.
(2)	Based on the fair value of hedge contracts at December 31, 2010.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2010	2009		2010	2009		2010	2009
Interest rate contracts	$—	$—	Interest income/expense	$(3)	$(3)	Interest income/expense	$—	$—
Foreign exchange			Cost of sales/corporate			Cost of sales/corporate	14	2
contracts	658	910	administration/amortization	185	21	administration/amortization
Commodity contracts	(46)	(205)	Revenue/cost of sales	(78)	198	Revenue/cost of sales	—	(2)

Total	$612	$705		$104	$216		$14	$—

Fair Value Hedge Gains at December 31

Derivatives in fair value hedging relationships	Location of gain recognized in income on derivative	Amount of gain recognized in income on derivative
		2010	2009
Interest rate contracts	Interest income/expense	$8	$—

f) Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss to us by failing to discharge its obligations. Credit risk arises and is associated with our overall position in cash and cash equivalents, derivative assets and accounts receivables. To mitigate our exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds.

Specifically, we invest our cash and cash equivalents in highly rated financial institutions primarily within the United States and other investment grade countries.(1)

We sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically the level of customer defaults has not had a significant impact on our operating results or financial position.

The fair value of our derivative contracts is adjusted for credit risk based on observed credit default swap spreads. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values by counterparty. For derivatives in a net asset position, credit risk is measured using credit default swap spreads for each particular counterparty, as appropriate. For derivatives in a net liability position, credit risk is measured using Barrick’s credit default swap spreads. We specifically mitigate credit risk on derivatives in a net asset position by:

•	entering into derivatives with high credit-quality counterparties (investment grade);

•	limiting the amount of exposure to each counterparty; and

•	monitoring the financial condition of counterparties on a regular basis.

Notes to Consolidated Financial Statements

The company’s maximum exposure to credit risk is as follows:

At December 31	2010	2009
Cash and equivalents	$3,968	$2,564
Accounts receivable	346	251
Net derivative assets by counterparty	901	235

	$5,215	$3,050

(1)	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

g) Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

21 — Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash equivalents	$2,781	$—	$—	$2,781
Available-for-sale securities	171	—	—	171
Derivatives	—	848	—	848
Receivables from provisional copper and gold sales	—	159	—	159

	$2,952	$1,007	$—	$3,959

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

b) Fair Values of Financial Instruments

	2010		2009
At December 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and equivalents(1)	$3,968	$3,968	$2,564	$2,564
Accounts receivable(1)	346	346	251	251
Available-for-sale securities(2)	171	171	61	61
Derivative assets	1,126	1,126	504	504

	$5,611	$5,611	$3,380	$3,380

Financial liabilities
Accounts payable(1)	$1,511	$1,511	$1,221	$1,221
Long-term debt(3)	6,692	7,070	6,335	6,723
Settlement obligation to close out gold sales contracts	—	—	647	647
Derivative liabilities	278	278	199	199
Restricted share units(4)	153	153	124	124
Deferred share units(4)	9	9	6	6

	$8,643	$9,021	$8,532	$8,920

(1)	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
(2)	Recorded at fair value. Quoted market prices are used to determine fair value.
(3)	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.
(4)	Recorded at fair value based on our period-end closing market share price.

c) Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair values of all our derivative contracts include an adjustment for credit risk. For counterparties in a net

Notes to Consolidated Financial Statements

asset position credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

22 — Asset Retirement Obligations

Asset Retirement Obligations (AROs)

	2010	2009
At January 1	$1,207	$1,036
AROs acquired during the year	9	30
AROs arising in the year	305	119
Impact of revisions to expected cash flows recorded in earnings	8	10
Settlements
Cash payments	(44)	(39)
Settlement gains	(5)	(6)
Accretion	47	57

At December 31	1,527	1,207
Current portion (note 19)	(88)	(85)

	$1,439	$1,122

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2010, adjustments of $27 million were recorded to reflect changes in cost estimates for AROs at closed mines and Barrick Energy (2009: $10 million; 2008: $9 million).

At December 31	2010	2009
Operating mines and development properties
ARO increase(1)	$301	$119
ARO decrease(2)	(8)	(1)
Closed mines
ARO increase(3)	14	8
Barrick Energy
ARO increase(1)	13	2

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

(1)	These adjustments were recorded with a corresponding adjustment to property, plant and equipment. 2010 balance includes revisions to mine closure plans at Porgera ($118 million) and Pierina ($90 million).
(2)	Represents a decrease in AROs at a mine where the corresponding ARO asset had been fully amortized and was therefore recorded as a recovery in other income.
(3)	For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to other expense or other income, respectively.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, development projects and closed mines, accretion is recorded in amortization and accretion. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs are expensed as incurred (see note 8a).

23 — Other Non-current Liabilities

At December 31	2010	2009
Deposit on silver sale agreement	$312	$196
Settlement obligation to close out gold sales contracts	—	647
Pension benefits (note 29c)	103	96
Other post-retirement benefits (note 29e)	25	26
Derivative liabilities (note 20e)	105	19
Restricted share units (note 28b)	89	91
Provision for supply contract restructuring costs	31	—
Provision for offsite remediation	61	—
Other	142	70

	$868	$1,145

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life-of-mine silver production from the Pascua-Lama project and 100% of silver production from the

Notes to Consolidated Financial Statements

Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

During 2010 we received cash payments of $137.5 million (2009: $213 million). Providing that construction continues to progress at Pascua-Lama, we are entitled to receive additional cash payments totaling $275 million in aggregate over the next two anniversary dates of the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Settlement Obligation to Close Out Gold Sales Contracts

In September 2009, we announced a plan to eliminate our “Gold Hedges” and a significant portion of our “Floating Contracts”. Our “Gold Hedges” were fixed price contracts which did not participate in gold price movements. Our “Floating Contracts” were essentially Gold Hedges that had been offset against future movements in the gold price but not yet settled. As at December 31, 2009, the obligation relating to the Floating Contracts had been reduced to $0.6 billion. During 2010 the $0.6 billion obligation relating to the Floating Contracts was repaid.

24 — Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Current income taxes of $74 million and deferred income taxes of $48 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Sources of Deferred Income Tax Assets and Liabilities

At December 31	2010	2009
Deferred tax assets
Tax loss carry forwards	$553	$659
Capital tax loss carry forwards	101	—
Alternative minimum tax (“AMT”) credits	318	287
Asset retirement obligations	494	413
Property, plant and equipment	177	268
Post-retirement benefit obligations	14	16
Accrued interest payable	63	108
Other	53	—

	1,773	1,751
Valuation allowances	(425)	(481)

	1,348	1,270
Deferred tax liabilities
Property, plant and equipment	(1,725)	(1,328)
Derivative instruments	(168)	(81)
Inventory	(102)	(70)
Other	—	(26)

	$(647)	$(235)

Classification:
Non-current assets	$467	$949
Non-current liabilities	(1,114)	(1,184)

	$(647)	$(235)

Expiry Dates of Tax Losses and AMT Credits

	2011	2012	2013	2014	2015+	No expiry date	Total
Tax losses(1)
Canada	$7	$—	$2	$—	$1,290	$—	$1,299
Barbados	—	—	—	—	7,280	—	$7,280
Chile	—	—	—	—	—	202	$202
Tanzania	—	—	—	—	—	97	$97
Dominican Republic	—	—	—	—	—	247	$247
Other	—	—	—	—	6	100	$106

	$7	$—	$2	$—	$8,576	$646	$9,231

AMT credits(2)						$318	$318

(1)	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2010.
(2)	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

Notes to Consolidated Financial Statements

Net Deferred Tax Assets

	2010	2009
Gross deferred tax assets
Canada	$350	$366
Chile	20	44
Argentina	97	119
Australia	104	109
Tanzania	56	122
United States	136	542
Barbados	73	69
Other	56	59

	892	1,430

Valuation allowances
Canada	(52)	(45)
Chile	(20)	(22)
Argentina	(97)	(119)
Australia	(104)	(11)
Tanzania	(30)	(30)
United States	(7)	(136)
Barbados	(73)	(69)
Other	(42)	(49)

	(425)	(481)

Net	$467	$949

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized.

The main factors considered are:

•	Historic and expected future levels of taxable income;

•	Tax plans that affect whether tax assets can be realized; and

•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $298 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Due to the impact of higher market gold prices in third quarter 2010 the remaining valuation allowance relating to AMT credits in the United States was released.

Source of Changes in Deferred Tax Balances

For the years ended December 31	2010	2009	2008
Temporary differences
Property, plant and equipment	$(402)	$(279)	$(3)
Asset retirement obligations	81	47	24
Tax loss carry forwards	(106)	2	(72)
Capital tax loss carry forwards	101	—	—
Derivatives	(86)	(171)	212
Other	(1)	8	(2)

	(413)	(393)	159
Net currency translation gains/ (losses) on deferred tax balances	2	40	(98)
Canadian tax rate changes	—	(59)	—
Canadian functional currency election	—	70	—
Release of other valuation allowances	—	—	175

	$(411)	$(342)	$236

Intraperiod allocation to:
Income (loss) from continuing operations before income taxes	$(231)	$(107)	$41
Income (loss) from discontinued operations	—	(41)	4
Tusker acquisition	(22)	—	—
Acquisition of Hemlo	—	(56)	—
Share issue costs	—	40	—
Redemption of convertible senior debentures	(12)	—	—
Cortez acquisition	—	—	11
Barrick Energy Inc. acquisitions	(37)	—	(22)
Kainantu acquisition	—	—	(19)
Other acquisition	—	—	2
OCI (note 26)	(109)	(178)	219
Other	(1)	(8)	(2)

	$(412)	$(350)	$234

Unrecognized Tax Benefits

	2010	2009
At January 1	$67	$46
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	38
Reductions for tax positions of prior years	—	—
Settlements	(3)	(17)

At December 31(1)	$64	$67

(1)	If recognized, the total amount of $64 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Notes to Consolidated Financial Statements

We anticipate the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $2 million to $3 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination

Canada	2006 – 2010
United States	2010
Peru	2007 – 2010
Chile(1)	2007 – 2010
Argentina	2004 – 2010
Australia	All years open
Papua New Guinea	2004 – 2010
Tanzania	All years open

(1)	In addition, operating loss carry forwards from earlier periods are still open for examination.

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $53 million of tax, plus interest and penalties of $209 million updated as of December 31, 2010. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

25 — Capital Stock

a) Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 998,499,673 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).

Common Share Offering

On September 23, 2009, we issued 109 million common shares of Barrick at a price of $36.95 per share, for net proceeds of $3,885 million.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

In 2010, we declared and paid dividends in US dollars totaling $0.44 per share ($436 million) (2009: $0.40 per share, $369 million; 2008: $0.40 per share, $349 million).

b) Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines. We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares.

26 — Other Comprehensive Income (Loss) (“OCI”)

	2010	2009	2008
Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $81, $89, $105	$195	$(124)	$250
Investments, net of tax of $3, $nil, $4	24	(2)	37
Currency translation adjustments, net of tax of $nil, $nil, $nil	(141)	(197)	(143)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $2	(23)	(33)	7

	55	(356)	151

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	612	705	(301)
Changes in fair value of investments	69	34	(52)
Currency translation adjustments(1)	22	56	(54)
Pension plan and other post-retirement benefit adjustments (note 29):
Net actuarial gain (loss)	(2)	15	(62)
Transition obligation (asset)	—	—	1
Less: reclassification adjustments for (gains) losses recorded in earnings:
Transfers of cash flow hedge gains to earnings on recording hedged items in earnings	(104)	(216)	(267)
Investments:
Other than temporary impairment charges	—	1	26
Gains realized on sale	(12)	(6)	(17)

Other comprehensive income (loss), before tax	585	589	(726)
Income tax recovery (expense) related to OCI	(109)	(178)	219

Other comprehensive income (loss), net of tax	$476	$411	$(507)

Accumulated OCI at December 31
Cash flow hedge gains, net of tax of $186, $81, $89	$598	$195	$(124)
Investment, net of tax of $7, $3, $nil	77	24	(2)
Currency translation adjustments, net of tax of $nil, $nil, $nil	(119)	(141)	(197)
Pension plans and other post-retirement benefits, net of tax of $14, $14, $19	(25)	(23)	(33)

	$531	$55	$(356)

(1)	Represents currency translation adjustments for Barrick Energy.

Notes to Consolidated Financial Statements

27 — Non-controlling Interests

	Pueblo Viejo project	African Barrick Gold(1)	Cerro Casale(2)	Other	Total
At January 1, 2008	$60	$17	$—	$5	$82
Share of net earnings (loss)	(26)	38	—	—	12
Cash contributed	120	(30)	—	—	90
Other increase in non-controlling interest	—	—	—	(2)	(2)

At December 31, 2008	154	25	—	3	182
Share of net earnings (loss)	1	5	—	—	6
Cash contributed	307	(8)	—	—	299
Other increase in non-controlling interest	—	—	—	(3)	(3)

At December 31, 2009	462	22	—	—	484
Share of net earnings (loss)	(3)	41	(15)	—	23
Cash contributed	101	—	13	—	114
Other increase in non-controlling interest	—	594	454	—	1,048

At December 31, 2010	$560	$657	$452	$—	$1,669

(1)	Represents non-controlling interest in ABG. The balance at January 1, 2010 includes the non-controlling interest of 30% in our Tulawaka mine.
(2)	Represents non-controlling interest in Cerro Casale. Refer to note 3f.

28 — Stock-based Compensation

a) Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2010, 6.7 million (2009: 6.9 million; 2008: 7.4 million) common shares, in addition to those currently outstanding, were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $14 million in 2010 (2009: $20 million; 2008: $25 million), and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. In 2009, we recognized an additional $7 million of stock option expense as a result of accelerating the vesting conditions of certain plan participants on their departure from the Company. The recognition of compensation expense for stock options reduced earnings per share for 2010 by $0.01 per share (2009: $0.03 per share; 2008: $0.03 per share).

Total intrinsic value relating to options exercised in 2010 was $96 million (2009: $38 million; 2008: $61 million).

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Employee Stock Option Activity (Number of Shares in Millions)

	2010		2009		2008
	Shares	Average price	Shares	Average price	Shares	Average price
C$ options
At January 1	3.3	$27	4.8	$27	7.1	$27
Exercised	(1.9)	27	(1.4)	26	(2.1)	28
Forfeited	—	—	—	—	—	—
Cancelled/expired	—	—	(0.1)	23	(0.2)	28

At December 31	1.4	$26	3.3	$27	4.8	$27

US$ options
At January 1	9.1	$33	8.9	$28	7	$28
Granted	0.9	55	1.6	41	2.8	34
Exercised	(2.9)	28	(1.3)	24	(0.8)	24
Forfeited	(0.1)	38	(0.1)	35	(0.1)	31
Cancelled/expired	—	—	—	—	—	—

At December 31	7.0	$38	9.1	$33	8.9	$28

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value(1) ($ millions)	Shares	Average price	Intrinsic value(1) ($ millions)
C$ options
$ 22 – $ 27	0.8	$24	2	$24	0.8	$24	$24
$ 28 – $ 31	0.6	29	3	15	0.6	29	15

	1.4	$26	2	$39	1.4	$26	$39

US$ options
$ 9 – $ 19	0.1	$13	2	$3	0.1	$13	$3
$ 20 – $ 27	1.9	26	3	53	1.4	25	40
$ 28 – $ 41	1.4	37	5	32	1.3	37	22
$ 42 – $ 55	3.6	46	6	21	0.8	43	9

	7.0	$38	5	$109	3.6	$33	$74

(1)	Based on the closing market share price on December 31, 2010 of C$53.12 and US$53.18.

Notes to Consolidated Financial Statements

Option Information

For the years ended December 31 (per share and per option amounts in dollars)	2010		2009		2008
Valuation assumptions	Lattice	(1),(2)	Lattice	(1),(2)	Lattice	(1),(2)
Expected term (years)	5.0–5.1		5.0–5.1		4.5–5.2
Expected volatility(2)	33%–60%		35%–60%		30%–70%
Weighted average expected volatility(2)	36%		51%		43%
Expected dividend yield	1%–1.13%		1%–1.1%		0.7%–1.5%
Risk-free interest rate(2)	0.19%–2.88%		0.16%–3.44%		0.25%–5.1%
Options granted (in millions)	0.9		1.6		2.8
Weighted average fair value per option	$16		$13		$12

(1)	Different assumptions were used for the multiple stock option grants during the year.
(2)	The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2010, there was $37 million (2009: $58 million; 2008: $42 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2009: 2 years; 2008: 2 years).

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two-and-a-half or three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2010, the weighted average remaining contractual life of RSUs was 1.22 years.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

Compensation expense for RSUs was $48 million in 2010 (2009: $40 million; 2008: $33 million) and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2010 there was $83 million of total unamortized compensation cost relating to unvested RSUs (2009: $74 million; 2008: $84 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)
At January 1, 2008	100	$4	2,383	$100
Settled for cash	(4)	(0.1)	(348)	(10.3)
Forfeited	—	—	(262)	(10.6)
Granted	34	1.2	1,493	42
Credits for dividends	—	—	20	0.7
Change in value	—	(0.5)	—	(1.7)

At December 31, 2008	130	$5	3,286	$120
Settled for cash	—	—	(897)	(35.7)
Forfeited	—	—	(279)	(11.1)
Granted	37	1.2	1,013	42.1
Credits for dividends	—	—	27	1
Change in value	—	0.7	—	7.4

At December 31, 2009	167	$7	3,150	$124
Settled for cash	(20)	(0.6)	(824)	(42.8)
Forfeited	—	—	(326)	(17.0)
Granted	33	1.5	918	49.3
Credits for dividends	—	—	30	1.3
Change in value	—	1.9	—	37.9

At December 31, 2010	180	$9	2,948	$153

c) Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore, the liability is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2010, 335 thousand units were outstanding (2009: 250 thousand units).

Notes to Consolidated Financial Statements

d) Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%—6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2010, Barrick contributed $0.6 million to this plan (2009: $0.8 million).

e) ABG Stock Options

African Barrick Gold has a stock option plan for its directors and selected employees. The exercise price of the granted options is determined by the ABG Remuneration Committee before the grant of an option provided that this price cannot be less than the average of the middle-market quotation of ABG’s shares (as derived from the London Stock Exchange Daily Official List) for the three dealing days immediately preceding the date of grant. All options outstanding at the end of the year expire in 2017. None of the ABG options granted were exercisable at December 31, 2010. Stock option expense of $1 million (2009: $nil; 2008: $nil) is included as a component of other expense.

29 — Post-retirement Benefits

a) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $56 million in 2010, $50 million in 2009 and $47 million in 2008.

b) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2009, two of our qualified defined benefit plans in Canada were wound up. No curtailment gain or loss resulted and the obligations of the plans were settled in 2009. In 2007, one of our qualified defined benefit plans in Canada was wound up. No curtailment gain or loss resulted and the obligations of the plans were settled in 2009.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $nil in 2010 (2009: $6 million).

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended December 31	2010	2009	2008
Expected return on plan assets	$(14)	$(14)	$(19)
Service cost	—	—	—
Interest cost	17	19	21
Actuarial losses	2	2	1

	$5	$7	$3

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

c) Pension Plan Information

Fair Value of Plan Assets

For the years ended December 31	2010	2009	2008
Balance at January 1	$215	$237	$293
Increase for plans assumed on acquisitions(1)	—	8	9
Actual return on plan assets	25	36	(41)
Company contributions	12	9	12
Settlements	—	(24)	—
Benefits paid	(25)	(52)	(33)
Foreign currency adjustments	—	1	(3)

Balance at December 31	$227	$215	$237

(1)	In 2009, represents plan acquired on acquisition of additional 50% in Hemlo.

In 2008, represents plan acquired on acquisition of additional 40% in Cortez.

	2010		2010
At December 31	Target(1)	Actual	Actual
Composition of plan assets(2)
Equity securities	54%	54%	$122
Fixed income securities	46%	46%	105

	100%	100%	$227

(1)	Based on the weighted average target for all defined benefit plans
(2)	Holdings in Equity and Fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Projected Benefit Obligation (PBO)

For the years ended December 31	2010	2009
Balance at January 1	$321	$357
Increase for plans assumed on acquisitions	—	6
Amendments	1	—
Service cost	—	—
Interest cost	17	19
Actuarial losses	20	6
Benefits paid	(25)	(52)
Foreign currency adjustments	2	8
Settlements	—	(23)

Balance at December 31	$336	$321

Funded status(1)	$(109)	$(106)

ABO(2)	$335	$321

(1)	Represents the fair value of plan assets less projected benefit obligations.
(2)	Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $326 million (2009: $314 million). Based on actuarial reports at December 31, 2010, our funding requirements for 2011 are $nil.

Notes to Consolidated Financial Statements

Pension Plan Assets/Liabilities

For the years ended December 31	2010	2009
Non-current assets	$2	$3
Current liabilities	(8)	(13)
Non-current liabilities	(103)	(96)
Other comprehensive loss	43	34

	$(66)	$(72)

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2010 and 2009 were as follows:

For the years ended December 31	2010	2009
Projected benefit obligation, end of year	$328	$314
Fair value of plan assets, end of year	$217	$206

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 and 2009 were as follows:

For the years ended December 31	2010	2009
Projected benefit obligation, end of year	$328	$314
Accumulated benefit obligation, end of year	$326	$314
Fair value of plan assets, end of year	$217	$206

Expected Future Benefit Payments

For the years ending December 31
2011	$24
2012	23
2013	31
2014	23
2015	23
2016 – 2020	$114

d) Actuarial Assumptions

For the years ended December 31	2010	2009	2008
Discount rate(1)
Benefit obligation	4.95%–5.77%	5.55–6.87%	4.50–6.25%
Pension cost	4.82%–6.87%	6.00–6.25%	4.50–6.25%
Return on plan assets(1)	4.50%–7.00%	4.50–7.00%	3.75–7.00%
Wage increases	5.00%	5.00%	3.50–5.00%

(1)	Effect of a one-percent change: Discount rate: $32 million increase in ABO and $1.5 million decrease in pension cost; Return on plan assets: $2 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate used to calculate the benefit obligation and pension cost is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

e) Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended December 31	2010	2009	2008
Interest cost	$1	$2	$2

Fair Value of Plan Assets

For the years ended December 31	2010	2009	2008
Balance at January 1	$—	$—	$—
Contributions	2	1	2
Benefits paid	(2)	(1)	(2)

Balance at December 31	$—	$—	$—

Notes to Consolidated Financial Statements

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2010	2009	2008
Balance at January 1	$29	$32	$30
Interest cost	1	2	2
Actuarial (gains) losses	(1)	(3)	2
Benefits paid	(2)	(2)	(2)

Balance at December 31	$27	$29	$32

Funded status	(27)	(29)	(32)
Unrecognized net transition obligation	n/a	n/a	n/a
Unrecognized actuarial losses	n/a	n/a	n/a

Net benefit liability recorded	n/a	n/a	n/a

Other Post-retirement Liabilities

For the years ended December 31	2010	2009
Current liability	$2	$3
Non-current liability	25	26

	$27	$29

Amounts recognized in accumulated other comprehensive income consist of:(1)

For the years ended December 31	2010	2009
Net actuarial loss (gain)	$(4)	$(4)
Transition obligation (asset)	—	1

	$(4)	$(3)

(1)	The estimated amounts that will be amortized into net periodic benefit cost in 2011.

We have assumed a health care cost trend of 8% in 2011, decreasing ratably to 4.75% in 2019 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2010 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2010.

Expected Future Benefit Payments

For the years ending December 31
2011	$2
2012	2
2013	3
2014	3
2015	2
2016 – 2020	$5

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

30 — Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement (“EIS”) did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. In January 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit. In December 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision. In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.

In August 2010, the District Court issued an order granting summary judgment for Cortez except, generally for those issues covered by the supplemental EIS, on which it reserved ruling until the completion of that document. The final supplemental EIS was published on January 14, 2011. BLM’s record of decision on the final supplemental EIS is expected sometime after February 14, 2011.

Notes to Consolidated Financial Statements

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the

1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome Inc. After the amalgamation of Placer Dome Inc. and the Company, the Court granted the Province’s motion to join the Company as an additional named Defendant. In June 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens (improper choice of forum). In September 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper.

In April 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and on October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action. On February 11, 2011, the Court issued its written reasons for the dismissal order and the Province now has 30 days in which to determine whether or not to appeal the order.

No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In October 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. In March 2008, an attempt was made to serve Placer Dome Inc. by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint stating that PDTS is not an agent of Placer Dome Inc. for any purpose and is not authorized to accept service or to take any other action on behalf of Placer Dome Inc. In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. The motion has been briefed and is currently pending.

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In August 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing in February 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. In late 2010, the Supreme Court of Pakistan began hearing this matter, together with several other related petitions filed against TCC or its related parties. The related petitions primarily relate to whether it is in the public interest for TCC to receive a mining lease. On February 3, 2011, the Supreme Court issued an interim order providing, among other things, that the Government of Balochistan may not take any decision in respect of the grant or otherwise of a mining lease to TCC until matters before the Supreme Court are decided. As of February 16, 2011, no decision has been reached by the Supreme Court. Barrick and TCC continue to defend these actions vigorously. No amounts have been accrued for any potential loss under these complaints.

Notes to Consolidated Financial Statements

Pueblo Viejo

In April, 2010, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. The Province of San Juan had previously adopted glacier protection legislation, with which Veladero and Pascua-Lama comply.

In November 2010, in response to legal actions brought against the National State by local unions and San Juan based mining and construction chambers, as well as by Barrick’s subsidiaries, Barrick Exploraciones Argentina S.A. and Minera Argentina Gold S.A., which own the Veladero mine and the Argentine portion of the Pascua-Lama project, respectively, the Federal Court in the Province of San Juan, granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the new federal legislation. As a result of the intervention of the Province, the actions have been removed to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

31 — SUBSEQUENT EVENTS AND FINANCE SUBSIDIARY

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation, SC G.R. No. 195482 (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper Mining Corporation (“Marcopper”) to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011. On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”)

Barrick Financial Report 2010 | Notes to Consolidated Financial Statements

pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. As required by the Environmental Rules, by special appearance and without submitting to the jurisdiction of the Court, on April 4, 2011 the Company filed its Return Ad Cautelam to the Writ seeking the dismissal of the Petition with prejudice. On April 12, 2011, the Supreme Court issued a Resolution requiring the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction within ten days of receiving notice of the Resolution. On or around April 27, 2011, the petitioners purported to make discovery requests of the Company and Placer Dome Inc. (collectively, the “Discovery Requests”). On May 4, 2011, the Court of Appeals issued a Resolution: (i) directing the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction; and (ii) putting the petitioners’ Discovery Requests in abeyance pending resolution of the Company’s Urgent Motion for Ruling on Jurisdiction. On May 16, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed with the Supreme Court a Clarificatory Manifestation seeking clarification as to whether the Court of Appeals or the Supreme Court has jurisdiction over the matter. On June 2, 2011, the petitioners served an Opposition to the Company’s Urgent Motion for Ruling on Jurisdiction. On June 6, 2011, a mail package addressed to Placer Dome Inc. from the Philippines Office of the Solicitor General purported to serve summons and other materials on Placer Dome Inc. On or about June 6, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed a Manifestation drawing to the Court’s attention the fact that each of the Court of Appeals and the Supreme Court had issued (inconsistent) Resolutions indicating that they would each resolve the Company’s Urgent Motion for Ruling on Jurisdiction. The Company requested that all further proceedings in the case, both before the Supreme Court and the Court of Appeals, be suspended pending issuance of the clarification sought in the Company’s Clarifactory Manifestation. By Manifestation dated June 10, 2011, Placer Dome Inc., by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted the Company’s Urgent Motion for Ruling on Jurisdiction and reserved the right to file a supplement thereto; and (ii) joined the Company in seeking clarification as to which court has jurisdiction over this matter. By Manifestation dated June 16, 2011, Placer Dome Inc., by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted as its own the Company’s Return Ad Cautelam; and (ii) reserved the right to supplement this Return after the Supreme Court has clarified which court has jurisdiction. It is not known when the outstanding Urgent Motion for Ruling on Jurisdiction, the Clarifactory Manifestation or the request for dismissal of the Petition will be heard.

Acquisition of Equinox

In April 2011, Barrick commenced an offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Equinox Shares”) of Equinox Minerals Limited at a price of C$8.15 per Equinox Share. The total acquisition cost was $7.955 billion, including transaction costs, and was funded using a combination of the debt instruments described below and approximately $2 billion of existing cash. In May 2011, Barrick borrowed $1.5 billion under its credit facilities. In June 2011, Barrick borrowed $1.0 billion under its credit facilities. On June 1, 2011, Barrick and its wholly-owned finance subsidiary, Barrick North America Finance LLC (“BNAF”) issued $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 of Barrick (collectively, the “Initial Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 (the “Initial 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “Initial 2041 Notes”) of BNAF (collectively, the “Initial BNAF Notes” and together with the Initial Barrick Notes, the “Initial Notes”) in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Initial Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S. Barrick has unconditionally and irrevocably guaranteed the Initial BNAF Notes. In June 2011, Barrick acquired an aggregate of 827,330,848 Equinox Shares pursuant to the Offer. Barrick and its affiliates now collectively own approximately 96% of the outstanding Equinox Shares on a fully diluted basis. On June 14, 2011, Barrick announced that it would exercise its rights under the compulsory acquisition provisions of the Canada Business Corporations Act to acquire all outstanding Equinox Shares. The following table represents our preliminary allocation of the purchase price of

Notes to Consolidated Financial Statements

the assets and liabilities acquired. We expect to complete the final purchase price allocation by the end of 2011 and will update all relevant calculations including the resulting tax effects.

($ millions)
Purchase cost
Cash paid to Equinox shareholders[1]	$7,515
Payout of Equinox RSU on change of control	13

Subtotal	$7,528
Assumption of Equinox existing debt	397
Cash acquired with Equinox	(201)

Total acquisition cost	$7,724

(1)	$7.3 billion CAD translated to US dollars based on the June 1, 2011 USDCAD exchange rate of 0.9714 and includes payment on all outstanding Equinox stock options.

($ millions)
Summary of Purchase Price Allocation
Current assets	$444
Property, plant and equipment	4,817
Unallocated purchase price	3,449

Total Assets	$8,710

Liabilities
Debt	$397
Deferred income tax liabilities	427
Other liabilities	358

Total Liabilities	$1,182

Net Assets	$7,528

Revenues and net income of the combined entity would have been approximately $11,866 million and approximately $3,371 million, respectively, had the acquisition and related debt issuances occurred on January 1, 2010. These pro forma disclosures have been determined based on the preliminary assessment of the acquisition and purchase price accounting of Equinox. We expect to complete the final disclosures by the end of 2011.

On June 27, 2011, Barrick filed a registration statement with respect to an offer to exchange the Initial Notes for up to $4.0 billion of debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 of Barrick (collectively, the “New Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 (the “New 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “New 2041 Notes”) of BNAF (collectively, the “New BNAF Notes” and together with the New Barrick Notes, the “New Notes”). The terms of the New Notes will be substantially identical to the terms of the Initial Notes, except that the New Notes will be registered under the Securities Act. Barrick will provide an unconditional and irrevocable guarantee of all New BNAF Notes issued by BNAF.

SCHEDULE B

INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION

FOR THE THREE MONTHS ENDED MARCH 31, 2011

B-1

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,
	2011	2010
Revenue (notes 5 and 6)	$3,090	$2,581

Costs and expenses
Cost of sales (notes 5 and 7)	1,357	1,268
Corporate administration	42	33
Exploration and evaluation (note 8)	65	44
Other expense (note 10A)	130	80
Impairment charges (reversals) (note 10B)	—	(35)

	1,594	1,390
Other income (note 10C)	72	49
Income (loss) from equity investees (note 14)	1	(15)
Gain (loss) on non-hedge derivatives (note 18E)	(31)	27

Income before finance items and income taxes	1,538	1,252
Finance items (note 11)
Finance income	3	4
Finance costs	(32)	(66)

Income before income taxes	1,509	1,190
Income tax expense (note 12)	(494)	(405)

Income from continuing operations	1,015	785
Income from discontinued operations (note 4D)	—	35

Net income	$1,015	$820

Attributable to:
Equity holders of Barrick Gold Corporation	$1,001	$820
Non-controlling interests (note 22)	$14	$—
Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Income from continuing operations
Basic	$1.00	$0.80
Diluted	$1.00	$0.79
Income from discontinued operations
Basic	$—	$0.03
Diluted	$—	$0.03
Net income
Basic	$1.00	$0.83
Diluted	$1.00	$0.82

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2011	B-2	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2011	2010
Net income	$1,015	$820

Other comprehensive income, net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $4, $1	10	(2)
Unrealized gains on derivatives designated as cash flow hedges, net of tax $31, $29	142	88
Realized gains on derivatives designated as cash flow hedges, net of tax $16, $9	(73)	(28)
Currency translation adjustments, net of tax $nil, $nil	28	6

Total other comprehensive income	107	64

Total comprehensive income	$1,122	$884

Attributable to:
Equity holders of Barrick Gold Corporation	$1,108	$884
Non-controlling interests	$14	$—

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2011	B-3	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2011	2010
OPERATING ACTIVITIES
Net income	$1,015	$820
Adjusted for the following items:
Depreciation	304	306
Accretion	7	7
Impairment charges (reversals) (note 10B)	—	(35)
Income tax expense (note 12)	494	405
Increase in inventory	(56)	(49)
(Gain) loss on non-hedge derivatives	31	(27)
Gain on sale/acquisition of long-lived assets/investments	(70)	(46)
Income from discontinued operations	—	(35)
Operating cash flows of discontinued operations	—	(3)
Other (note 13A)	18	(2)

Operating cash flows before interest and income taxes	1,743	1,341
Net interest paid	(20)	(38)
Income taxes paid	(288)	(173)

Net cash provided by operating activities	1,435	1,130

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,071)	(709)
Sales proceeds	30	5
Acquisitions (note 4)	(25)	(447)
Investments
Purchases	(7)	(1)
Sales	20	—
Investing cash flows of discontinued operations	—	—
Other investing activities (note 13B)	(10)	(18)

Net cash used in investing activities	(1,063)	(1,170)

FINANCING ACTIVITIES
Proceeds on exercise of stock options	21	5
Proceeds from public issuance of common shares by a subsidiary (note 4B)	—	834
Long-term debt
Proceeds	159	—
Repayments	(2)	(6)
Dividends	(120)	—
Funding from non-controlling interests	57	94
Financing cash flows of discontinued operations	—	—
Other financing activities (note 13C)	(15)	14

Net cash provided by financing activities	100	941

Effect of exchange rate changes on cash and equivalents	3	3

Net increase in cash and equivalents	475	904
Cash and equivalents at beginning of period (note 18A)	3,968	2,564

Cash and equivalents at end of period (note 18A)	$4,443	$3,468

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2011	B-4	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010

ASSETS
Current assets
Cash and equivalents (note 18A)	$4,443	$3,968	$2,564
Accounts receivable	315	370	259
Inventories (note 15)	1,808	1,798	1,488
Other current assets	1,125	935	518

Total current assets (excluding assets classified as held for sale)	7,691	7,071	4,829
Assets classified as held for sale	—	—	100

Total current assets	7,691	7,071	4,929

Non-current assets
Equity in investees (note 14)	407	396	1,124
Other investments	194	171	62
Property, plant and equipment (note 16)	18,772	17,890	13,378
Goodwill (note 17)	6,099	6,096	5,197
Intangible assets	479	475	275
Deferred income tax assets	585	625	601
Other assets	1,812	1,913	1,358

Total assets	$36,039	$34,637	$26,924

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,455	1,511	1,221
Debt	14	14	54
Current income tax liabilities	738	550	104
Other current liabilities	323	416	366

Total current liabilities (excluding liabilities classified as held for sale)	2,530	2,491	1,745
Liabilities classified as held for sale	—	—	49

Total current liabilities	2,530	2,491	1,794

Non-current liabilities
Debt (note 18B)	6,772	6,624	6,124
Provisions (note 20)	1,862	1,768	1,408
Deferred income tax liabilities	2,011	1,971	960
Other liabilities (note 19)	563	566	884

Total liabilities	13,738	13,420	11,170

Equity
Capital stock (note 21)	17,845	17,820	17,392
Retained earnings (deficit)	1,492	611	(2,535)
Accumulated other comprehensive income	834	727	232
Other	314	314	143

Total equity attributable to Barrick Gold Corporation shareholders	20,485	19,472	15,232
Non-controlling interests (note 22)	1,816	1,745	522

Total equity	22,301	21,217	15,754
Contingencies and commitments (note 16 and 23)

Total liabilities and equity	$36,039	$34,637	$26,924

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2011	B-5	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation	Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income	Other[1]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2011	$17,820	$611	$727	$314	$19,472	$1,745	$21,217

Net income	—	1,001	—	—	1,001	14	1,015
Total other comprehensive income	—	—	107	—	107	—	107

Total comprehensive income	—	1,001	107	—	1,108	14	1,122

Transactions with owners
Dividends	—	(120)	—	—	(120)	—	(120)
Issued on exercise of stock options	21	—	—	—	21	—	21
Recognition of stock option expense	4	—	—	—	4	—	4
Funding from non-controlling interests	—	—	—	—	—	57	57

Total transactions with owners	25	(120)	—	—	(95)	57	(38)

At March 31, 2011	$17,845	$1,492	$834	$314	$20,485	$1,816	$22,301

At January 1, 2010	$17,392	$(2,535)	$232	$143	$15,232	$522	$15,754

Net income	—	820	—	—	820	—	820
Total other comprehensive income	—	—	64	—	64	—	64

Total comprehensive income	—	820	64	—	884	—	884

Transactions with owners
Dividends	—	—	—	—	—	—	—
Issued on exercise of stock options	5	—	—	—	5	—	5
Recognition of stock option expense	2	—	—	—	2	—	2
Recognized on initial public offering of
African Barrick Gold (note 4B)	—	—	—	251	251	—	251
Funding from non-controlling interests	—	—	—	—	—	94	94
Other increase in non-controlling interests	—	—	—	—	—	1,037	1,037

Total transactions with owners	7	—	—	251	258	1,131	1,389

At March 31, 2010	$17,399	$(1,715)	$296	$394	$16,374	$1,653	$18,027

[1]

Includes additional paid-in capital as at March 31, 2011: $276 million (December 31, 2010: $276 million; March 31, 2010: $251 million; January 1, 2010: $ nil) and convertible borrowings—equity component as at March 31, 2011: $38 million (December 31, 2010: $38 million; March 31, 2010: $143 million; January 1, 2010: $143 million).

BARRICK FIRST QUARTER 2011	B-6	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP and EUR are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling and Euros, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

Seasonality does not have a significant impact on the Company’s operations.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these interim financial statements are based on International Financial Reporting Standards (“IFRS”) issued and outstanding as at April 26, 2011, the date the Board of Directors approved these interim financial statements for issue. Any subsequent changes to IFRS that are issued and effective as at December 31, 2011 could result in a restatement of these interim financial statements, including the transition adjustments recognized on conversion to IFRS.

Prior to the adoption of IFRS, our primary financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”). As these interim financial statements are the Company’s first financial statements prepared in accordance with IFRS, disclosure of our elected transition exemptions and reconciliation and explanation of accounting policy differences compared to US GAAP have been provided in Note 3 to these financial statements.

These interim financial statements should be read in conjunction with the Company’s 2010 annual financial statements, which were prepared in accordance with US GAAP, and in consideration of the IFRS disclosures included in Note 3 to these interim financial statements.

B)	Basis of Preparation

Subsidiaries

These financial statements include the accounts of Barrick and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control is achieved when we have the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through

BARRICK FIRST QUARTER 2011	B-7	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

the exercise of de facto control. For non wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. Our joint ventures consist of jointly controlled assets (“JCAs”) and jointly controlled entities (“JCEs”).

A JCA is a joint venture in which the venturers have control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. The participants in a JCA derive benefit from the joint activity through a share of production, rather than by receiving a share of the net operating results. Our proportionate interest in the assets, liabilities, revenues, expenses, and cash flows of JCAs are incorporated into the consolidated financial statements under the appropriate headings.

A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. We account for our interests in JCEs using the equity method of accounting.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments include goodwill identified on acquisition, net of any accumulated impairment loss. The carrying amount is adjusted by our share of post acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, and our share of post acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity, over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company has less than 20 percent if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss are accounted for in the consolidated financial statements using the equity method of accounting.

BARRICK FIRST QUARTER 2011	B-8	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidation Method at March 31, 2011

Outlined below are the accounting methods used for entities other than 100% owned Barrick subsidiaries:

	Entity type at March, 31, 2011	Economic Interest at March 31, 2011[1]	Method
North America
Marigold Mine	JCA	33%	Proportional
Round Mountain Mine	JCA	50%	Proportional
Turquoise Ridge Mine	JCA	75%	Proportional
Australia
Kalgoorlie Mine	JCA	50%	Proportional
Porgera Mine	JCA	95%	Proportional
ABG[2]	Subsidiary	73.9%	Consolidation
Capital Projects
Pueblo Viejo Project[3]	Subsidiary	60%	Consolidation
Cerro Casale	Subsidiary	75%	Consolidation
Donlin Creek Project	JCE	50%	Equity Method
Reko Diq Project[4]	JCE	37.5%	Equity Method
Kabanga Project	JCE	50%	Equity Method
Highland Gold	Associate	20%	Equity Method

[1]	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
[2]

In 2010, we completed an initial public offering (“IPO”) for a non-controlling interest in our African gold mining operations. As a result of this transaction, our economic interest in the North Mara, Bulyanhulu and Buzwagi gold mines was reduced from 100% to 73.9% and our economic interest in the Tulawaka gold mine was reduced from 70% to 51.7%.

[3]	We consolidate our interests in Pueblo Viejo, Cerro Casale and ABG and record a non-controlling interest for the 40%, 25% and 26.1%, respectively, that we do not own.
[4]	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized within twelve months of the acquisition date with retroactive restatement to the acquisition date as required. Incremental costs related to the acquisition costs are expensed as incurred.

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized at the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the change in control is compared with the fair value of the identifiable net assets at the date of the change of control. Any excess is recorded as goodwill, and any discount is recognized as a gain in the consolidated statement of income.

BARRICK FIRST QUARTER 2011	B-9	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D)	Discontinued Operations

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and is expected to be recovered primarily through sale rather than continuing use. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the relevant criteria are met. Results of operations and any gain or loss from disposal are excluded from earnings before financial items and tax and are reported separately as Income from discontinued operations.

E)	Foreign Currency Translation

The functional currency for each subsidiary of the Company, and for joint ventures and associates, is the currency of the primary economic environment in which it operates. The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using historical rates;

•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;

•	Environmental rehabilitation provisions using the closing exchange rate as at the balance sheet date;

•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;

•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and

•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations is the Canadian dollar. We translate non-US dollar balances related to these operations into US dollars as follows:

•	Assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI; and

•	Income and expense using the average exchange rate for the period with translation gains and losses recorded in OCI.

F)	Revenue Recognition

We record revenue when persuasive evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;

•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the sale will flow to us; and

•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

BARRICK FIRST QUARTER 2011	B-10	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

G)	Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures.

Cash flows attributable to capitalized exploration and evaluation expenditures are classified as investing activities in the consolidated statement of cash flow.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are recorded as exploration expense in the consolidated statement of income. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

BARRICK FIRST QUARTER 2011	B-11	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Interim Reporting

As Barrick operates in different jurisdictions, our policy is that a global budgeted average annual effective income tax rate is determined and applied to the interim period global pre-tax income.

The income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in one interim period may have to be adjusted in a subsequent interim period of that financial year if the estimate of the annual income tax rate changes.

In addition to the application of the budgeted income tax rate, income tax expense in each interim period includes, in addition to other items, the impact of currency translation gains and losses, changes in the recognition of deferred tax assets, legislative changes and tax rate changes.

J)	Other Investments

Investments in publically quoted securities are categorized as available-for-sale. Available-for-sale investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the carrying amount of securities sold.

BARRICK FIRST QUARTER 2011	B-12	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

If the fair value of an investment declines below the carrying amount, we undertake an assessment of whether the impairment is significant or prolonged. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount.

When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired, any cumulative loss that had been recognized in OCI are reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized. Impairment losses on investments accounted for using the equity method and classified as available-for-sale are not subject to reversal.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes, direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Property, Plant and Equipment

Land, Buildings, Plant and Equipment

At acquisition, we record land, buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

BARRICK FIRST QUARTER 2011	B-13	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense, accounted for as a cost of the inventory produced in the period.

Depreciation commences when buildings, plant and equipment are considered available for use. Once buildings, plant and equipment are considered available for use it is measured as cost less accumulated depreciation and applicable impairment losses. Land is not depreciated and is measured at cost less impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is depreciated and recapitalized as development costs attributable to the related asset.

Annual Depreciation Rates of Major Asset Categories

Land	Not depreciated
Plant and equipment	5 - 25 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years
Oil and gas plants and related facilities	3 - 15 years

Leasing Arrangements

We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payment. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, once the asset becomes available for use, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term.

Mining Interests

Mining interests consist of: fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation cost; and capitalized interest.

Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of

BARRICK FIRST QUARTER 2011	B-14	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

economic extraction at the time of the business combination is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of resources expected to be extracted economically. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the business combination is not subject to depreciation, until the resources become probable of economic extraction in the future. Exploration potential is recorded as an intangible asset.

Acquired Petroleum and Natural Gas Properties On acquiring petroleum and natural gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition, which is subject to depreciation when the asset is available for its intended use.

Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and a portion of resources within that ore block or area where it is considered probable that those resources will be extracted economically.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of gold/pounds of copper in total accessible proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically.

Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in the associated open pit in proven and probable reserves and the portion of resources considered probable of being extracted economically. Capitalized open pit mine development costs are depreciated once the mine has entered production and the future economic benefit is being derived.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest

BARRICK FIRST QUARTER 2011	B-15	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Construction-in-Progress

Assets under construction at both projects and operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also contains deposits on long lead items. Construction-in-progress is not depreciated. Once the asset is complete and available for use, depreciation is commenced.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

M)	Goodwill

Under the acquisition method of accounting for business combinations, where the fair value of consideration paid exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. Goodwill is not amortized; rather it is tested annually for impairment or at any time during the year that an indicator of impairment is identified. Goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment, since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill.

N)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration potential, including mineral resources, if any, of that property. The fair value of the exploration potential is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

O)	Impairment of Non-current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGUs, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property represents a CGU for impairment testing.

BARRICK FIRST QUARTER 2011	B-16	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Goodwill is tested for impairment annually in the fourth quarter or at any time during the year if an indicator of impairment is identified. We test goodwill at the operating segment level, since each CGU in a segment derives synergy benefits from the business combinations within that segment that give rise to goodwill and management does not internally monitor goodwill at a lower level.

The recoverable amount of a CGU or an operating segment is the higher of Value in Use and Fair Value Less Costs to Sell. An impairment loss is recognized for any excess of carrying amount of a CGU or operating segment over its recoverable amount. Any impairment is recognized as an expense in the consolidated statement of income in the reporting period in which the impairment occurs. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets. An impairment loss related to an operating segment is applied in the following order: (a) first, to reduce the carrying amount of goodwill allocated to the operating segment, (b) then, to the other assets of the operating segment.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statement of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of Value in Use and Fair Value Less Costs to Sell. Goodwill impairment losses are not reversible.

P)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

Q)	Convertible Debentures

Convertible debentures are accounted for as a compound financial instrument, with the equity component and the liability component bifurcated as at the date issuance. The equity component is recognized in OCI and is not subsequently re-measured. The liability component is measured at amortized cost. Interest expense on the liability component is calculated by applying the prevailing market interest rate for similar debt obligations without the equity conversion feature. The difference between this amount and interest paid is added to the carrying amount of the liability component.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. The gain or loss relating to the ineffective portion is

BARRICK FIRST QUARTER 2011	B-17	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

recognized in the consolidated statement of income. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair values of the derivative assets and liabilities are shown separately in the balance sheet as there is no legal right of offset.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income. Amounts accumulated in equity are transferred to the consolidated statement of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or other executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and will be accounted for as described above.

T)	Fair Value Accounting

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.
Level 3:	Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK FIRST QUARTER 2011	B-18	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U)	Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event occurs that gives rise to an obligation and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and exchange rate, when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When expected cash flows change, the revised cash flows are discounted using the current US dollar real risk-free pre-tax discount rate and an adjustment is made to the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life-of-mine plan; changing ore

BARRICK FIRST QUARTER 2011	B-19	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates. Those adjustments are accounted for as a change in the corresponding value of the related assets including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income. The adjusted cost of the related asset is depreciated prospectively. Changes also result in an adjustment to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to net present value using an appropriate current market based pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

W)	Stock-Based Compensation

Barrick offers both equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)) and cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees and officers of the Company.

Equity settled awards are measured at the initial grant date. The cost is recorded over the vesting period of the award to the same expense category of the award recipient’s payroll costs (i.e. cost of sales, RBU costs, corporate administration) and the corresponding entry is recorded against equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially at the grant date of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category of the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

BARRICK FIRST QUARTER 2011	B-20	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of two and a half years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense as a component of corporate administration and other expenses. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted. Barrick calculates this adjustment on a quarterly basis.

African Barrick Gold RSUs

Historically, Barrick maintained a cash-settled RSU plan for select employees who now work for ABG. This plan operates in the identical manner as the Barrick RSU plan. The existing legacy RSUs will continue to be administered and accounted for based on the movement of the fair value of Barrick common share for recording liabilities and compensation expense.

Deferred Share Units

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement the liability is remeasured, with any change in fair value recorded as Directors compensation expense in the period.

Performance Restricted Share Units

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. The amount of PRSUs that vest is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the value.

The value of a PRSU reflects the value of a Barrick common share adjusted for its relative performance against certain competitors. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each re-measurement date.

BARRICK FIRST QUARTER 2011	B-21	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement the liability is re-measured, with any changes in fair value recorded as compensation expense. The fair value is adjusted by the calculated forfeiture rate.

Employee Share Purchase Plan

In 2008, Barrick launched an ESPP. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement, however, shares purchased with Barrick’s contributions vest annually on December 1st. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense, equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to December 1, any accrual for contributions by Barrick during the year related to that employee is reversed.

X)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary and bonus. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and bonus. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members.

Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. An irrevocable trust (“rabbi trust”) was set up to fund these plans.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We record actuarial gains and losses in equity.

Our valuations are carried out using the project unit method and the expected rate of return on pension plan assets is determined as management’s best estimate of the long-term return on major asset classes. We record the difference between the fair value of the plan assets (if any) of post retirement plans and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are

BARRICK FIRST QUARTER 2011	B-22	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Y)	New Accounting Standards

IFRS 9 Financial Instruments

On 12 November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 9.

Z)	Significant Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet. Areas of significant judgment and estimates affecting the amounts recognized in the consolidated balance sheet include:

•

Estimates of the quantities of proven and probable gold reserves and the portion of resources considered to be probable of economic extraction, which are used in: the calculation of depreciation expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the environmental rehabilitation provision.

•

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised;

BARRICK FIRST QUARTER 2011	B-23	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

•	The future economic benefit of stripping costs capitalized during the production phase;

•	The future economic benefit of exploration and evaluation costs;

•

Estimates of ounces/pounds of gold/copper ore in stockpiles and on leach pads that are estimated based on the number of tons added and removed, the gold/copper contained therein and the metallurgical recovery rate;

•	Review of goodwill, tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals;

•

The estimated fair values of cash generating units for impairment tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, foreign exchange rates and discount rates;

•	The estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense;

•

Recognition of a provision for environmental rehabilitation including the estimation of the rehabilitation costs and timing of expenditures that are impacted by changes in discount rates, foreign exchange rates, and in environmental and regulatory requirements;

•	Whether to recognize a liability for loss contingencies and the amount of any such provision;

•	Recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes; and

•	The estimated fair value of derivative instruments for which a liquid active market does not exist.

We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

3 > Transition to IFRS

We have adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening IFRS balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

(A)	Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i) Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii) Fair value or revaluation as deemed cost

We have elected to measure certain items of PP&E at fair value as at January 1, 2010 or revaluation amounts previously determined under US GAAP and use those amounts as deemed cost as at January 1, 2010. We have made this election at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Sedibelo, Osborne. We have also elected to adopt this election for certain assets at Barrick Energy, which were adjusted by $166 million to their fair value of $342 million on the transition date to IFRS, due to a decline in oil prices.

BARRICK FIRST QUARTER 2011	B-24	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(iii) Asset related to PER

We have elected to take a simplified approach to calculate and record the asset related to the environmental rehabilitation provision on our opening IFRS consolidated balance sheet. The environmental rehabilitation provision calculated on the transition date in accordance with International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) was discounted back to the date when the provision first arose on the mineral property, at which date the corresponding asset was set up and then depreciated to its carrying amount as at the transition date.

(iv) Employee benefits

We have elected to recognize all cumulative actuarial gains and losses as at January 1, 2010 in opening retained earnings for the company’s employee benefit plans.

(v) Cumulative translation differences

We have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to zero as at January 1, 2010 and absorbed the balance into retained earnings.

B)	Reconciliation of equity as reported under US GAAP to IFRS

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at the transition date January 1, 2010:

(millions of US$)	Ref	Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP		$17,390	$(2,382)	$55	$—	$484	$15,547

IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A (ii)	—	(166)	—	—	—	(166)
Reset of pension plan actuarial losses	Note 3A (iv)	—	(37)	37	—	—	—
Reset of cumulative translation losses	Note 3A (v)	—	(141)	141	—	—	—
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	—	408	—	—	—	408
Capitalized exploration and evaluation costs	(ii)	—	160	—	—	50	210
Reversal of past impairments	(iii)	—	55	—	—	—	55
Changes in capitalized interest	(iv)	—	(125)	—	—	—	(125)
Changes in PER	(v)	—	(101)	—	—	—	(101)
Bifurcation of senior convertible debt	(vi)	—	(31)	—	143	—	112
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	—	(33)	33	—	—	—
Reclassification of hedge gains to related asset	(viii)	—	—	(20)	—	—	(20)
Tax effect of IFRS changes		(6)	(119)	(14)	—	(12)	(151)
Others, net		8	(23)	—	—	—	(15)

As reported under IFRS		$17,392	$(2,535)	$232	$143	$522	$15,754

BARRICK FIRST QUARTER 2011	B-25	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at March 31, 2010:

(millions of US$)	Ref		Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP			$17,396	$(1,624)	$134	$213	$1,652	$17,771

IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A	(ii)	—	(166)	—	—	—	(166)
Reset of pension plan actuarial losses	Note 3A	(iv)	—	(37)	37	—	—	—
Reset of cumulative translation losses	Note 3A	(v)	—	(141)	141	—	—	—
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)		—	452	—	—	—	452
Capitalized exploration and evaluation costs	(ii)		—	171	—	—	50	221
Reversal of past impairments	(iii)		—	90	—	—	—	90
Changes in capitalized interest	(iv)		—	(138)	—	—	—	(138)
Changes in PER	(v)		—	(96)	—	—	—	(96)
Bifurcation of senior convertible debt	(vi)		—	(31)	—	143	—	112
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)		—	(23)	23	—	—	—
Reclassification of hedge gains to related asset	(viii)		—	—	(21)	—	—	(21)
IPO of ABG	(ix)		—	—	—	38	(38)	—
Gain on acquisition of additional 25% interest in Cerro Casale	(x)		—	13	—	—	—	13
Tax effect of IFRS changes			(6)	(175)	(13)	—	(11)	(205)
Others, net			9	(10)	(5)	—	—	(6)

As reported under IFRS			$17,399	$(1,715)	$296	$394	$1,653	$18,027

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at December 31, 2010:

(millions of US$)	Ref		Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP			$17,790	$456	$531	$288	$1,669	$20,734

IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A	(ii)	—	(166)	—	—	—	(166)
Reset of pension plan actuarial losses	Note 3A	(iv)	—	(37)	37	—	—	—
Reset of cumulative translation losses	Note 3A	(v)	—	(141)	141	—	—	—
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)		—	632	—	—	—	632
Capitalized exploration and evaluation costs	(ii)		—	270	—	—	50	320
Reversal of past impairments	(iii)		—	139	—	—	—	139
Changes in capitalized interest	(iv)		—	(130)	—	—	—	(130)
Changes in PER	(v)		—	(100)	—	—	—	(100)
Bifurcation of senior convertible debt	(vi)		—	(31)	—	38	—	7
Exclusion of time value changes in fair value of	(vii)		—	(72)	72	—	—	—
options designated as hedging instruments
Reclassification of hedge gains to related asset	(viii)		—	—	(26)	—	—	(26)
IPO of ABG	(ix)		—	—	—	(12)	25	13
Gain on acquisition of additional 25% interest in Cerro Casale	(x)		—	13	—	—	—	13
Tax effect of IFRS changes			20	(202)	(20)	—	1	(201)
Others, net			10	(20)	(8)	—	—	(18)

As reported under IFRS			$17,820	$611	$727	$314	$1,745	$21,217

BARRICK FIRST QUARTER 2011	B-26	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C)	Reconciliation of net income as reported under US GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with US GAAP to its net income under IFRS for the quarter ended March 31, 2010 and the year ended December 31, 2010:

(millions of US$)	Ref		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010
Net Income—As reported under US GAAP			$758	$3,274

IFRS Policy Impacts
Capitalized production phase stripping costs	(i	)	44	224
Capitalized exploration and evaluation costs	(ii	)	11	110
Reversal of past impairments	(iii	)	35	84
Changes in capitalized interest	(iv	)	(13)	(5)
Changes in PER	(v	)	5	1
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii	)	10	(39)
Gain on acquisition of additional 25% interest in Cerro Casale	(x	)	13	13
Tax effect of IFRS changes			(56)	(83)
Non-controlling interest share of income			—	(25)
Others, net			13	28

Net Income—As reported under IFRS			$820	$3,582

D)	Reconciliation of OCI as reported under US GAAP to IFRS

The following is a reconciliation of the company’s OCI reported in accordance with US GAAP to its OCI under IFRS for the quarter ended March 31, 2010 and the year ended December 31, 2010:

(millions of US$)	Ref		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010
OCI—As reported under US GAAP			$79	$476

IFRS Policy Impacts
Exclusion of (gains)/losses on time value changes in fair value of options	(vii	)	(9)	32
designated as hedging instruments, net of tax
Realized non-hedge derivative (gains) transferred to net income, net of tax	(vii	)	—	(5)
Actuarial gain (loss) on post employment benefit obligations, net of tax			—	(8)
Currency translation adjustments on deemed cost election for Barrick			(6)	(7)
Energy, net of tax

OCI—As reported under IFRS			$64	$488

E)	Reconciliation of net cash provided by operating activities and net used in investing activities as reported under US GAAP to IFRS

The following is a reconciliation showing material adjustments to the company’s consolidated statement of cash flow as reported under US GAAP to its consolidated cash flow statement under IFRS for the quarter ended March 31, 2010 and the year ended December 31, 2010:

Operating Activities

(millions of US$)	Ref		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010
Net cash provided by operating activities—As reported under US GAAP			$1,051	$4,127

IFRS Policy Impacts
Capitalized development costs[1]	(i	), (ii)	79	426

Net cash provided by operating activities—As reported under IFRS			$1,130	$4,553

BARRICK FIRST QUARTER 2011	B-27	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Investing Activities

(millions of US$)	Ref		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010
Net cash used in investing activities—As reported under US GAAP			$(1,091)	$(4,172)

IFRS Policy Impacts
Capitalized development costs[1]	(i	), (ii)	(79)	(426)

Net cash used in investing activities—As reported under IFRS			$(1,170)	$(4,598)

[1]

The net cash provided by operating activities and the net cash used in investing activities increased due to the increased capitalization of development costs including production phase stripping costs and exploration and evaluation costs under IFRS compared to US GAAP. The change in net cash provided by financing activities was the same under US GAAP and IFRS.

References

(i)	Under IFRS, production phase stripping costs for open pit mines are capitalized to PP&E if the stripping activities provide a probable future economic benefit. Under US GAAP, these costs are treated as current production costs. Capitalized stripping costs also resulted in an increase in depreciation expense.

(ii)	Under IFRS, exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures. We capitalized additional exploration and evaluation costs at certain properties, mainly Cerro Casale, where management assessed under IFRS that it was probable that these expenditures would result in future economic benefits.

(iii)	Under IFRS, past impairments of equity investments can be reversed if there is a recovery in the realizable value of the investment. In 2008, we recorded an impairment of $140 million on our investment in Highland Gold. In our opening IFRS balance sheet and throughout 2010, we have recorded reversals of this impairment charge as the fair value of our investment increased due to a recovery in the quoted share price.

(iv)	Investments accounted for using the equity method of accounting are not qualifying assets under IFRS for the purpose of capitalizing interest. On transition and in subsequent quarters, this resulted in the reversal of previously capitalized interest primarily related to Cerro Casale. This was partially offset by higher capitalization of interest due to capitalization of production phase stripping and exploration and evaluation costs.

(v)	Under IFRS, Provisions for Environmental Rehabilitation (PER) are updated each reporting period for changes in discount rates and exchange rates.

(vi)	IFRS requires bifurcation of convertible debt instruments, with the debt and equity portions to be recognized separately. This change also resulted in reversal of previously amortized debt premium from retained earnings.

(vii)	Under IFRS, all realized and unrealized non-hedge derivative gains or losses, gains or losses related to hedge ineffectiveness and changes in fair value of option derivatives designated as accounting hedges due to changes in time value, which are excluded from the hedge effectiveness assessment, are presented as a separate line on the consolidated statement of income. Under US GAAP these amounts were presented in the respective income statement line item most closely related to the risk exposure expected to be offset by the derivative, and changes in fair value due to changes in time value were recognized in equity.

(viii)	The capitalization of production phase stripping costs resulted in the reclassification of the related currency hedge gains realized on such expenditures from retained earnings to PP&E.

(ix)	The difference in the carrying amount of ABG under IFRS compared to its carrying amount under US GAAP resulted in an adjustment to paid-in capital in the equity section of the balance sheet, with a corresponding adjustment in the non-controlling interest.

BARRICK FIRST QUARTER 2011	B-28	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(x)	In the first quarter of 2010, Barrick acquired an additional 25% ownership interest in the Cerro Casale project. Due to the elimination of capitalized interest on investments accounted for using the equity method of accounting, the carrying amount was lower under IFRS, which resulted in a higher gain on acquisition.

4 > ACQUISITIONS AND DIVESTITURES

	For the three months ended March 31
	2011	2010
Cash paid on acquisition[1]
Cerro Casale	$—	$454
Other	25	—

	25	454
Less: cash acquired	—	(7)

	$25	$447

Cash proceeds on divesture[1]
Sedibelo	$44	$—
IPO of African gold mining operations[2]	—	834

	$44	$834

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.

[2]	There was no change in control as a result of the IPO of ABG, and consequently the net proceeds received were recorded as a financing cash inflow on the consolidated statement of cash flows.

A)	Disposition of 10% Interest in Sedibelo

On March 23, 2011, we disposed of our 10% interest in the Sedibelo platinum project (“Sedibelo”) with a carrying amount of nil, to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo; and transferred certain long lead items and associated liabilities with carrying amounts of nil and $23 million respectively, to Newshelf 1101 (Proprietary) Limited for consideration of $44 million. We also settled various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. We recorded a pre-tax gain of $67 million upon the closing of this transaction.

B)	IPO of African Gold Mining Operations

On March 24, 2010, the IPO for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%.

The net proceeds from the IPO and the exercise of the over-allotment option were approximately $834 million and $50 million respectively. As Barrick has retained a controlling financial interest in ABG, we continue to consolidate ABG and accounted for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying amount has been recorded as additional paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.

C)	Acquisition of Additional 25% Interest in Cerro Casale

On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision. The acquisition of the additional 25% interest has been accounted for as a business combination.

BARRICK FIRST QUARTER 2011	B-29	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Our interest in the project is now 75% and, as a result of obtaining control, we have re-measured our previously held 50% ownership interest to fair value and recorded a corresponding post-tax gain of $42 million in other income (see note 10C).

We used an income approach (being the net present value of expected future cash flows) to determine the fair values of the depreciable and non-depreciable mining interest. Estimates of expected future cash flows reflect estimates of projected future revenues, conversion of resources to reserves, production costs and capital expenditures contained in our life of mine plan.

The discount rate used to present value the net future cash flows is based on our real weighted average cost of capital, with an appropriate adjustment for geographical risks associated with the relevant cash flows.

We recorded goodwill on this acquisition principally because of the following factors: 1) The going concern value implicit in our ability to sustain and grow this project by increasing reserves and resources through new discoveries; 2) The ability to capture unique synergies that can be realized from managing this project within our South America regional business unit; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Beginning in second quarter 2010, we consolidate 100% of the operating results, cash flows, assets and liabilities of Cerro Casale, with an offsetting non-controlling interest of 25% measured at fair value as at March 31, 2010.

The tables below present the purchase cost, the final purchase price allocation and the remeasurement gain recorded in other income (note 10C).

Purchase Cost

Cash	$454
Less: cash acquired	(7)

Cash consideration paid	447
Carrying amount of equity method investment	839
Remeasurement gain	42

Net assets	$1,328

Summary of Purchase Price Allocation

	IFRS Carrying Value	Fair Value at Acquisition
Current assets	$1	$1
VAT receivables	12	12
Depreciable mining interest	125	1,155
Non-depreciable mining interest	—	263
Water rights	6	75
Goodwill	—	809

Total assets	144	2,315

Current liabilities	10	10
Deferred income tax liabilities	—	523

Total liabilities	10	533

Non-controlling interest	—	454

Net assets	$134	$1,328

BARRICK FIRST QUARTER 2011	B-30	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D)	Discontinued Operations

Results of Discontinued Operations

	For the three months ended March 31
	2011	2010
Gold sales
Osborne	$—	$10
Copper sales
Osborne	—	64

	$—	$74

Other metal sales
Osborne	$—	$1

		$75

Income before tax
Osborne	$—	$50

	$—	$50

Osborne

On September 30, 2010, we divested our Osborne copper mine to Ivanhoe Australia Limited (“Ivanhoe”), for consideration of approximately $17 million cash, as well as a royalty receivable from any future production, capped at approximately $14 million. Ivanhoe has agreed to assume all site environmental obligations. A loss of approximately $7 million, primarily due to the settlement of severance obligations, was recorded and recognized in discontinued operations. The results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the consolidated statement of income, the consolidated statement of cash flow and the consolidated balance sheet.

5 > SEGMENT INFORMATION

Operating segments are components of Barrick whose separate financial information is available that is evaluated regularly by Barrick’s Chief Executive Officer who is our Chief Operating Decision Maker (“CODM”). Our format for segment reporting is based on product segments, including all project development activities up to and including the commissioning of new mines with a further break down by geographical segments. The product segments are determined based on our management and internal reporting structure. Our geographical segments are determined by the location of our assets and operations.

Income Statement Information

For the three months ended March 31, 2011	Revenues	Cost of Sales	Exploration & Evaluation	RBU Costs	Other Expenses (Income)[1]	Segment Income (Loss)[2]
Gold
North America	$1,178	$458	$17	$7	$51	$645
South America	545	186	5	9	10	335
Australia Pacific	716	385	18	13	1	299
ABG	267	169	8	13	7	70
Copper	345	121	—	—	(4)	228
Capital Projects[3]	—	—	9	—	3	(12)
Barrick Energy	39	31	—	2	4	2

	$3,090	$1,350	$57	$44	$72	$1,567

BARRICK FIRST QUARTER 2011	B-31	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Income Statement Information

For the three months ended March 31, 2010	Revenues	Cost of Sales	Exploration & Evaluation	RBU Costs	Other Expenses (Income)[1]	Segment Income (Loss)[2]
Gold
North America	$800	$444	$14	$9	$10	$323
South America	732	198	4	8	7	515
Australia Pacific	563	366	13	11	10	163
ABG	229	143	2	6	12	66
Copper	238	97	—	—	2	139
Capital Projects[3]	—	—	19	1	(37)	17
Barrick Energy	19	14	—	1	1	3

	$2,581	$1,262	$52	$36	$5	$1,226

[1]	Other expenses include accretion expense. For the year ended March 31, 2011, accretion expense was $7 million (2010: $7 million). See note 11 for further details.
[2]

We manage the performance of our regional business units using a measure of income before interest and taxes, consequently interest income, interest expense and income taxes are not allocated to our regional business units.

[3]

Segment income (loss) for the Capital Projects segment includes exploration and evaluation expense and losses from equity investees that hold capital projects. See notes 8 and 14 for further details. For the quarter ended March 31, 2010, Capital Projects other expenses (income) includes a $69 million pre-tax gain on the acquisition of the 25% interest in Cerro Casale (note 4C).

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

	For the three months ended March 31
	2011	2010
Segment income	$1,567	$1,226
Cost of sales—depreciation of corporate assets	(7)	(6)
Exploration and evaluation not attributable to segments	(11)	(8)
Corporate administration	(42)	(33)
Other income not attributable to segments	51	3
Impairment reversal	—	35
Finance income	3	4
Finance costs (excludes accretion)	(25)	(59)
Gain (loss) on non-hedge derivatives	(31)	27
Gain from equity investees not attributable to segments	4	1

Income before income taxes and other items	$1,509	$1,190

BARRICK FIRST QUARTER 2011	B-32	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information

Segment capital expenditures[1]	For the three months ended March 31
	2011	2010
Gold
North America	$238	$165
South America	46	36
Australia Pacific	104	67
ABG	53	35
Copper	6	5
Capital Projects	595	467
Barrick Energy	36	15

Segment total	1,078	790
Other items not allocated to segments	7	2

Enterprise total	$1,085	$792

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flow are presented on a cash basis. For the three months ended March 31, 2011, cash expenditures were $1,071 million (2010: $709 million) and the increase in accrued expenditures were $14 million (2010: $83 million increase).

6 > REVENUE

	For the three months ended March 31
	2011	2010
Gold bullion sales[1]
Spot market sales	$2,561	$2,238
Concentrate sales	105	52

	2,666	2,290
Copper sales[1]
Copper cathode sales	316	236
Concentrate sales	29	1

	345	237

Oil and gas sales	39	19

Other metal sales	40	35

	$3,090	$2,581

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 18D).

Revenue

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate; and Osborne which produced a concentrate that contained both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore

BARRICK FIRST QUARTER 2011	B-33	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

mineral gold from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil and gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

7 > COST OF SALES

For the three months ended March 31	2011	2010
Direct mining cost[1,2]	$982	$894
Depreciation	304	306
Royalty expense	71	68

	$1,357	$1,268

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $1 million for the three months ended March 31, 2011. (2010: $2 million).
[2]	Direct mining cost includes the costs of extracting co-products.

BARRICK FIRST QUARTER 2011	B-34	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees), and depreciation related to sales as well as production taxes and royalty expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold as well as production taxes and royalty expense for the period. All costs are net of any impairment to reduce inventory to its net realizable value.

8 > EXPLORATION & EVALUATION

For the three months ended March 31	2011	2010
Exploration:
Minesite programs	$21	$10
Global programs	21	18

	42	28
Evaluation	23	16

Exploration and evaluation expense	65	44
Capitalized exploration and evaluation costs	18	16

	$83	$60

9 > EARNINGS PER SHARE

	2011		2010
For the three months ended March 31	Basic	Diluted	Basic	Diluted
Income from continuing operations	$1,015	$1,015	$785	$785
Net income attributable to non-controlling interests	(14)	(14)	—	—
Plus: interest on convertible debentures	—	—	—	1

Net income from continuing operations after assumed conversions	1,001	1,001	785	786
Income from discontinued operations	—	—	35	35

Net income attributable to equity holders of Barrick Gold Corporation after assumed conversions	$1,001	$1,001	$820	$821

Weighted average shares outstanding	999	999	984	984
Effect of dilutive securities
Stock options	—	2	—	3
Convertible debentures	—	—	—	9

	999	1,001	984	996

Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Income from continuing operations	$1.00	$1.00	$0.80	$0.79
Income from discontinued operations	$—	$—	$0.03	$0.03
Net income	$1.00	$1.00	$0.83	$0.82

BARRICK FIRST QUARTER 2011	B-35	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > OTHER CHARGES

A	Other Expense

	For the three months ended March 31
	2011	2010
Regional business unit costs[1]	$44	$36
Currency translation losses[2]	3	18
Community relations[3]	9	2
World Gold Council fees	3	4
Changes in estimate of rehabilitation costs at closed mines	5	—
Pension and other post-retirement benefit expense	—	1
Contingent purchase consideration[4]	39	—
Other items	27	19

	$130	$80

[1]	Relates to costs incurred at regional business unit offices.
[2]	Amounts attributable to currency translation losses on working capital.
[3]	Amounts mainly related to community programs and other related expenses.
[4]	Amount relates to the re-measurement of a liability for contingent consideration for the acquisition of the additional 40% of the Cortez property in 2008.

B	Impairment Charges and Reversals

	For the three months ended March 31
	2011	2010
Impairment (reversal) of investments[1]	$—	$(35)

[1]	Reflects an impairment reversal on our investment in Highland Gold. Refer to Note 3.

C	Other Income

	For the three months ended March 31
	2011	2010
Gain on sale of assets[1]	$70	$4
Gain on acquisition of assets[2]	—	42
Changes in estimate of environmental rehabilitation costs at closed mines	—	3
Other	2	—

	$72	$49

[1]	Relates to the disposition of our 10% interest in Sedibelo (note 4A).
[2]	Relates to the acquisition of an additional 25% interest in Cerro Casale (note 4C).

BARRICK FIRST QUARTER 2011	B-36	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > FINANCE INCOME AND FINANCE COSTS

Finance Income

For the three months ended March 31	2011	2010
Interest income	$3	$3
Other	—	1

Total	$3	$4

Finance Costs

For the three months ended March 31	2011	2010
Interest	$110	$99
Amortization of debt issue costs	2	1
Losses on interest rate hedges	1	—
Interest capitalized[1]	(88)	(49)
Finance charges[2]	—	8
Accretion	7	7

Total	$32	$66

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the three months ended March 31, 2011, the general capitalization rate was 0.5% (2010: 0.5%).

[2]	Represents accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

12 > INCOME TAX EXPENSE

For the three months ended March 31	2011	2010
Current	$433	$324
Deferred	61	81

	$494	$405

Actual effective tax rate and estimated effective tax rate on ordinary income	33%	34%

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Papua New Guinea and Argentinean net deferred tax liabilities. These translation gains/losses are included within deferred income tax expense/recovery.

Australian Functional Currency Election

In first quarter 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Decrease to Tax Related Contingent Liabilities

In first quarter 2010, we made payments of $2 million in settlement of US income tax related contingent liabilities.

BARRICK FIRST QUARTER 2011	B-37	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

We expect the amount of income tax related contingent liabilities to further decrease within 12 months of the reporting date by approximately $2 to $3 million related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

13 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items	For the three months ended March 31
	2011	2010
Adjustments for non-cash income statement items:
Currency translation losses (note 10A)	$3	$18
Amortization of debt issue costs	2	—
Stock option expense	4	2
(Gain) loss from equity investees (note 14)	(1)	15
Change in estimate of rehabilitation costs at closed mines	5	(3)
Inventory impairment charges (note 15)	1	2
Net change in working capital items, excluding inventory and income taxes payable	13	(25)
Settlement of rehabilitation obligations	(9)	(11)

Other net operating activities	$18	$(2)

B Investing Cash Flows – Other Items	For the three months ended March 31
	2011	2010
Funding for equity investees (note 14)	$(10)	$(18)

Other net investing activities	$(10)	$(18)

C Financing Cash Flows – Other Items	For the three months ended March 31
	2011	2010
Financing fees on long-term debt	$(15)	$—
Derivative settlements	—	14

Other net financing activities	$(15)	$14

BARRICK FIRST QUARTER 2011	B-38	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > EQUITY IN INVESTEES

Equity Method Investment Continuity

	Highland	Atacama[1]	Cerro Casale	Donlin Creek	Kabanga	Total
At January 1, 2010	$96	$131	$828	$67	$2	$1,124
Equity pick-up (loss) from equity investees	12	(19)	(1)	(10)	(6)	(24)
Funding	—	12	12	22	5	51
Impairment (charges) reversals	84	—	—	—	—	84
Derecognition on acquisition of controlling interest[2]	—	—	(839)	—	—	(839)

At December 31, 2010	$192	$124	$—	$79	$1	$396
Equity pick-up (loss) from equity investees	4	(3)	—	—	—	1
Funding	—	3	—	5	2	10

At March 31, 2011	$196	$124	$—	$84	$3	$407

Publicly traded	Yes	No	No	No	No

[1]	Represents our investment in Reko Diq.
[2]

The carrying amount of the Cerro Casale investment has been derecognized as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 4C for further details.

15 > INVENTORIES

	Gold			Copper
	At March 31, 2011	At December 31, 2010	At January 1, 2010	At March 31, 2011	At December 31, 2010	At January 1, 2010
Raw materials
Ore in stockpiles	$1,309	$1,364	$932	$158	$112	$79
Ore on leach pads	209	223	138	171	157	130
Mine operating supplies	590	558	485	27	25	19
Work in process	270	255	283	5	48	47
Finished products
Gold doré	102	88	74	—	—	—
Copper cathode	—	—	—	10	8	5
Gold concentrate	8	—	5	—	—	—

	2,488	$2,488	$1,917	371	$350	$280
Non-current ore in stockpiles[1]	(895)	(884)	(589)	(156)	(156)	(120)

	$1,593	$1,604	$1,328	$215	$194	$160

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

	For the three months ended March 31
	2011	2010
Inventory impairment charges	$1	$2

BARRICK FIRST QUARTER 2011	B-39	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Purchase Commitments

At March 31, 2011, we had purchase obligations for supplies and consumables of approximately $770 million.

16 > PROPERTY, PLANT, AND EQUIPMENT

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Depreciable assets	$10,495	$10,328	$9,492

Non-depreciable assets
Capital projects
Pascua-Lama	2,463	2,156	1,185
Pueblo Viejo[2]	2,844	2,590	1,425
Cerro Casale[1,2]	1,591	1,544	—
Construction-in-progress	1,040	913	853
Acquired mineral resources and exploration potential	339	359	423

	$18,772	$17,890	$13,378

[1]

The carrying amount of the Cerro Casale investment has been transferred to PP&E as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 4C for further details.

[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,373 million at March 31, 2011.

17 > GOODWILL

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Gold
North America	$2,376	$2,376	$2,376
Australia	1,480	1,480	1,480
South America	441	441	441
ABG	179	179	157

Gold carrying amount	4,476	4,476	4,454
Copper	743	743	743
Capital Projects	809	809	—
Barrick Energy	71	68	—

Total carrying amount	$6,099	$6,096	$5,197

We do not have any goodwill that is deductible for income tax purposes.

18 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

BARRICK FIRST QUARTER 2011	B-40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A	Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

B	Debt

Pueblo Viejo Project Financing Agreement

In March 2011 we received $159 million (100% basis), less financing fees of $15 million on this financing agreement.

Fixed Rate Notes

We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These payments will rank equally with our other unsecured and unsubordinated obligations.

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Revenues	• Prices of gold, silver, copper, oil and natural gas
• Cost of sales
• Consumption of diesel fuel, propane, natural gas, and electricity	• Prices of diesel fuel, propane, natural gas, and electricity
• Non-US dollar expenditures	• Currency exchange rates—US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP and ZAR
• Corporate and regional administration, exploration and business development costs	• Currency exchange rates—US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• Capital expenditures
• Non-US dollar capital expenditures	• Currency exchange rates—US dollar versus A$, ARS, C$, CLP, EUR and PGK
• Consumption of steel	• Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed–rate debt	• US dollar interest rates

The timeframe and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), (collectively “accounting hedges”). Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These non-hedge derivatives are considered to be “economic hedges”.

BARRICK FIRST QUARTER 2011	B-41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D	Summary of Derivatives at March 31, 2011

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount			Fair value (USD)
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- Hedge
US dollar interest rate contracts
Total receive—fixed swap positions	$—	$100	$100	$200	$—	$200	$—	$5
Total pay—fixed swaption positions	(300)	—	—	(300)	—	—	(300)	—

Currency contracts
A$:US$ contracts (A$ millions)	1,288	1,972	484	3,744	3,927	—	(183)	828
C$:US$ contracts (C$ millions)	276	44	—	320	300	—	20	15
CLP:US$ contracts (CLP millions)[1]	159,963	288,094	104,400	552,457	144,157	—	408,300	23
EUR:US$ contracts (EUR millions)	—	10	—	10	10	—	—	—
PGK:US$ contracts (PGK millions)	135	—	—	135	—	—	135	—
ZAR:US$ contracts (ZAR millions)	(139)	—	—	(139)	7	—	(139)	—

Commodity contracts
Copper collar sell contracts (millions of pounds)	199	23	—	222	139	—	83	(59)
Copper net call spread contract (millions of pounds)	32	—	—	32	—	—	32	17
Copper net collar buy contracts (millions of pounds)	60	—	—	60	—	—	60	26
Silver collar sell contracts (millions of ozs)	—	6	24	30	30	—	—	(98)
Diesel contracts (thousands of barrels)[2]	2,150	2,818	—	4,968	4,188	300	480	127
Propane contracts (millions of gallons)	10	4	—	14	14	—	—	5
Electricity contracts (thousands of megawatt hours)	40	35	—	75	75	—	—	—

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.
[2]

Diesel commodity contracts represent a combination of WTI, ULSD and ULSD/WTI Crack spread swaps, WTB, MOPS, Brent and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, Brent represents Brent crude, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK FIRST QUARTER 2011	B-42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair Values of Derivative Instruments

		Asset Derivatives				Liability Derivatives
	Consolidated Balance Sheet Classification	Fair Value at March 31, 2011	Fair Value at December 31, 2010	Fair Value at January 1, 2010	Consolidated Balance Sheet Classification	Fair Value at March 31, 2011	Fair Value at December 31, 2010	Fair Value at January 1, 2010
Derivatives designated as accounting hedges
US dollar interest rate contracts	Other assets	$5	$6	$—	Other liabilities	$—	$—	$—
Currency contracts	Other assets	855	831	374	Other liabilities	—	1	9
Commodity contracts	Other assets	144	112	53	Other liabilities	139	192	131

Total derivatives designated as accounting hedges		$1,004	$949	$427		$139	$193	$140

Non-hedge derivatives
US dollar interest rate contracts	Other assets	$—	$—	$1	Other liabilities	$—	$5	$7
Currency contracts	Other assets	18	30	15	Other liabilities	7	7	9
Commodity contracts	Other assets	44	147	61	Other liabilities	31	73	43

Total non-hedge derivatives		$62	$177	$77		$38	$85	$59

Total derivatives		$1,066	$1,126	$504		$177	$278	$199

US Dollar Interest Rate Contacts

Fair Value Hedges

We have a $200 million receive fixed swap position outstanding that is used to hedge changes in the fair value of a portion of our long-term fixed-rate debt. The effective portion of changes in the fair value of the swap contracts are recorded in interest expense. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

During the quarter, we wrote $300 million net US dollar pay-fixed swaptions giving the buyer the right, but not obligation, to enter into an interest rate swap at a specific date in the future, at a particular fixed rate, for a specified term. The swaption contracts are used to economically hedge US dollar interest rate risk on our outstanding cash balance. Changes in the fair value of the swaptions and premiums earned were recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Currency Contracts

Cash Flow Hedges

During the quarter, currency contracts totaling A$ 138 million, C$ 25 million, PGK 90 million, and CLP 158 billion have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the quarter. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

BARRICK FIRST QUARTER 2011	B-43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Economic Hedges

We concluded that CLP 408 billion of collar contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of preproduction capital expenditures at our Pascua Lama project. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua Lama project. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives. For the three months ended March 31, 2011, we recorded $15 million of net realized/unrealized losses on the outstanding currency contracts as gains (losses) on non-hedge derivatives.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During the quarter, we entered into 120 thousand barrels of WTB swaps, 120 thousand barrels of ULSD swaps, 240 thousand barrels of JET swaps, and 540 thousand barrels of Brent crude swaps designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

On January 1, 2011, we entered into a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for consumption at our Nevada based mines is priced based on the OPIS Bay Area ULSD index. As a result we de-designated our WTI forward contracts and crystallized $35 million of gains in OCI, of which $33 million remains at March 31, 2011. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in cost of sales when the originally designated exposures occur. During the quarter, we entered into 780 thousand barrels of WTI swaps to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines.

Non-hedge electricity contracts of 74 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect Barrick to a significant extent from the effects of changes in electricity prices. Changes in the unrealized and realized fair value of non-hedge electricity contracts are recognized in current period earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Metals Contracts

Cash Flow Hedges

Copper collar contracts totaling 139 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $3.00/lb and $4.35/lb, respectively.

Silver collar contracts totaling 30 million ounces have been designated as hedges against silver bullion sales from our silver producing mines. The contracts contain purchased put and sold call options with weighted average strike prices of $20/oz and $56/oz respectively.

BARRICK FIRST QUARTER 2011	B-44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Our copper and silver collar contracts have been designated as accounting hedges and the effective portion of changes in fair value of these contracts is recorded in OCI until the forecasted sale impacts earnings. Any changes in the fair value of collar contracts due to changes in time value are excluded from the hedge effectiveness assessment and are consequently recognized in the consolidated statement of income. Provided the spot copper and silver prices remain within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the quarter we recorded unrealized gains on our copper collars of $16 million and unrealized losses on our silver collars of $82 million due to changes in time value, which was included in current period earnings as gains (losses) on non-hedge derivatives. Gains and losses from hedge ineffectiveness and the excluded time value of options are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Economic Hedges

At March 31, 2011, we have 60 million pounds of collar sell contracts outstanding. The contracts contain purchased put and sold call options with an average strike of $3.00/lb and $4.02/lb, respectively. We also hold, through our equity ownership of Africa Barrick Gold, 23 million pounds of copper collar sell contracts with an average strike of $3.25/lb and $4.77/lb to economically hedge production at our Africa based mines. In addition, we have 129 million pounds of call options at an average strike price of $4.32/lb and have sold 161 million pounds of call options at $4.89/lb. The options mature evenly throughout 2011 and are not designated as cash flow hedges. Changes in the unrealized and realized fair value of these copper positions are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.2 million and 0.3 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the quarter with an average outstanding notional of 0.1 million ounces. As a result of these activities, we recorded realized gains of $4 million on gold contracts in the consolidated statement of income as gains (losses) on non-hedge derivatives. There are no outstanding gold positions at March 31, 2011.

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total
At January 1, 2010	$3	$(33)	$(4)	$309	$19	$25	$(30)	$289
Effective portion of change in fair value of hedging instruments	—	(41)	29	552	56	53	—	649
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(2)	54	26	(145)	(33)	(13)	3	(110)

At December 31, 2010	$1	$(20)	$51	$716	$42	$65	$(27)	$828
Effective portion of change in fair value of hedging instruments	—	10	44	100	14	5	—	173
Transfers to earnings:
On recording hedged items in earnings/PP&E1	—	6	(7)	(70)	(6)	(13)	1	(89)

At March 31, 2011	$1	$(4)	$88	$746	$50	$57	$(26)	$912

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

BARRICK FIRST QUARTER 2011	B-45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) at March 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)[1]	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2011	2010		2011	2010		2011	2010
Interest rate contracts	$—	$—	Finance income/ finance costs	$(1)	$(1)	Gain (loss) on non-hedge derivatives	$—	$—

Foreign exchange contracts	119	117	Cost of sales/corporate administration	89	54	Gain (loss) on non-hedge derivatives	(5)	6

Commodity contracts	54	2	Revenue/cost of sales	1	(15)	Gain (loss) on non-hedge derivatives	(60)	10

Total	$173	$119		$89	$38		$(65)	$16

[1]	Amounts in the table above represent unrealized and realized gains (losses) recognized in current earnings.

E > Gains (Losses) on Non-hedge Derivatives

For the three months ended March 31	2011	2010
Gains (losses) on economic hedges
Commodity contracts
Gold	$4	$9
Copper	(1)	9
Fuel	35	—
Currency contracts	(10)	(7)
Interest rate contracts	6	—

	34	11

Gains (losses) on accounting hedges
Gains (losses) attributable to silver collar hedges[1]	(82)	—
Gains (losses) attributable to copper collar hedges[1]	16	10
Gains (losses) attributable to currency collar hedges[1]	(5)	1
Hedge ineffectiveness	6	5

	(65)	16

	$(31)	$27

[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

F)	Fair Values of Financial Instruments

With the exception of long-term debt, all financial assets and financial liabilities are recorded at fair value or carried at an amount that approximates fair value due to the short-term nature and historically negligible credit losses. The fair value of long-term debt at March 31, 2011 is $7,064 million (2010: $7,070 million and January 1, 2010: $6,723 million).

BARRICK FIRST QUARTER 2011	B-46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

19 > OTHER NON-CURRENT LIABILITIES

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Deposit on silver sale agreement	$304	$312	$196
Settlement obligation to close out gold sales contracts	—	—	647
Derivative liabilities	110	105	19
Provision for supply contract restructuring costs	29	31	—
Provision for offsite remediation	66	66	—
Other	54	52	22

	$563	$566	$884

20 > PROVISIONS

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
Environmental rehabilitation	$1,568	$1,532	$1,191
Pension benefits	122	125	119
Other post retirement benefits	24	25	26
RSUs	32	30	24
Contingent purchase consideration	50	11	11
Other	66	45	37

	$1,862	$1,768	$1,408

21 > CAPITAL STOCK

A	Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 999,167,105 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).

B	Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

22 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG[1]	Cerro Casale[2]	Total
At January 1, 2010	$500	$22	$—	$522
Share of net earnings (loss)	(3)	52	—	49
Cash contributed	101	—	13	114
Other increase in non-controlling interest	—	606	454	1,060

At December 31, 2010	$598	$680	$467	$1,745
Share of net earnings (loss)	(1)	15	—	14
Cash contributed	47	—	10	57

At March 31, 2011	$644	$695	$477	$1,816

BARRICK FIRST QUARTER 2011	B-47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

[1]	Represents non-controlling interest in ABG. The balance at January 1, 2010 includes the non-controlling interest of 30% of our Tulawaka mine. Refer to note 4B.
[2]	Represents non-controlling interest in Cerro Casale. Refer to note 4C.

23 > LITIGATIONS AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement (“EIS”) did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. In January 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit. In December 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision. In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.

In August 2010, the District Court issued an order granting summary judgment for Cortez except, generally for those issues covered by the supplemental EIS, on which it reserved ruling until the completion of that document. The final supplemental EIS was published on January 14, 2011. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS, which had the effect of terminating the tailored injunction, thereby enabling the Cortez mine to revert to its original operating scope. The parties to the litigation have submitted a scheduling stipulation that provides for final briefing of any remaining summary judgement issues by August 2011.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark

BARRICK FIRST QUARTER 2011	B-48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome Inc. After the amalgamation of Placer Dome Inc. and the Company, the Court granted the Province’s motion to join the Company as an additional named Defendant. In June 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens (improper choice of forum). In September 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper.

In April 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and on October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action. On February 11, 2011, the Court issued its written reasons for the dismissal order. On March 11, 2011, the Province filed a motion to reconsider the Court’s order, which the Company opposed on March 28, 2011. The Province has also served notice of its intention to appeal the Court’s order. The Company intends to continue to defend the action vigorously.

No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In October 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. In March 2008, an attempt was made to serve Placer Dome Inc. by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint stating that PDTS is not an agent of Placer Dome Inc. for any purpose and is not authorized to accept service or to take any other action on behalf of Placer Dome Inc. In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. The motion has been briefed and is currently pending.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

BARRICK FIRST QUARTER 2011	B-49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Perilla Complaint

In August 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing in February 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation, SC G.R. No. 195482 (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and Marcopper’s failure to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011. On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. As required by the Environmental Rules, by special appearance and without submitting to the jurisdiction of the Court, on April 4, 2011 the Company filed its Return Ad Cautelam to the Writ seeking the dismissal of the Petition with prejudice. It is not known when the outstanding motion or the request for dismissal will be heard.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses

BARRICK FIRST QUARTER 2011	B-50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. In late 2010, the Supreme Court of Pakistan began hearing this matter, together with several other related petitions filed against TCC or its related parties. The related petitions primarily relate to whether it is in the public interest for TCC to receive a mining lease. On February 3, 2011, the Supreme Court issued an interim order providing, among other things, that the Government of Balochistan may not take any decision in respect of the grant or otherwise of a mining lease to TCC until matters before the Supreme Court are decided. As of March 31, 2011, no decision has been reached by the Supreme Court. Barrick and TCC continue to defend these actions vigorously. No amounts have been accrued for any potential loss under these complaints.

Pueblo Viejo

In April, 2010, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. The Province of San Juan had previously adopted glacier protection legislation, with which Veladero and Pascua- Lama comply.

In November 2010, in response to legal actions brought against the National State by local unions and San Juan based mining and construction chambers, as well as by Barrick’s subsidiaries, Barrick Exploraciones Argentina S.A. and Minera Argentina Gold S.A., which own the Veladero mine and the Argentine portion of the Pascua- Lama project, respectively, the Federal Court in the Province of San Juan, granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the new federal legislation. As a result of the intervention of the Province, the actions have been removed to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

24 > SUBSEQUENT EVENTS

Acquisition of Equinox Minerals Limited

On April 25, we announced that we have entered into a support agreement with Equinox Minerals Limited (“Equinox”) to acquire, through an all cash offer, all of the issued and outstanding common shares of Equinox by the way of a friendly take-over offer (the “Offer”). The offer is for C$8.15 per Equinox share in cash, or a total of C$7.3 billion. The support agreement between Barrick and Equinox provides for, among other things, a

BARRICK FIRST QUARTER 2011	B-51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

nonsolicitation covenant on the part of Equinox subject to customary “fiduciary out” provisions, a right in favor of Barrick to match any superior proposal and a payment to Barrick of a termination fee of C$250 million in certain circumstances, including if Equinox accepts a superior proposal.

The Offer, which will be made through a subsidiary of Barrick, commenced on April 26, 2011 and will be open for acceptance for a period of not less than 35 days and will be conditional upon, among other things, valid acceptances of the Offer in respect of shares representing (together with shares owned by Barrick) not less than 66 2/3% of the Equinox shares on a fully diluted basis. In addition, the Offer will be subject to certain customary conditions, including receipt of relevant regulatory approvals and the absence of a material adverse change with respect to Equinox. Once the 66 2/3% acceptance level is met, Barrick intends to take steps available to it under applicable law to acquire any outstanding Equinox shares. The Company currently owns 18.2 million shares of Equinox, representing about 2% of its shares on a fully diluted basis.

BARRICK FIRST QUARTER 2011	B-52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

SCHEDULE C

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial Statements

For the year ended December 31, 2010 (prepared in accordance with US GAAP)

As at and for the 3 months ended March 31, 2011 (prepared in accordance with

IFRS)

Barrick Gold Corporation (“Barrick”) prepares their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Prior to the adoption of IFRS, our consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”). As a result, we have prepared the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 in accordance with US GAAP and the unaudited pro forma condensed consolidated balance sheet as at March 31, 2011 and the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2011 in accordance with IFRS.

BARRICK GOLD & EQUINOX MINERALS

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2010

(in USD millions)	Historical
	Barrick (US GAAP)	Equinox (CDN GAAP)	Pro Forma Adjustments	Notes	Pro Forma Consolidated (US GAAP)
Sales	$10,924	$942			$11,866
Costs and expenses
Cost of sales	4,201	337			4,538

Amortization and accretion	1,196	76	41	(A)	1,313
Corporate administration	154	22			176
Exploration	180	6			186
Project development expense	153	—			153
Other expense	463	58			521

	6,347	499	41		6,887

Interest income	14	—	(9)	(B)	5
Interest expense	(121)	(37)	(59)	(C)	(356)
			(167)	(C)
			28	(C)
Other income	124	—			124
Impairment charges	(7)	—			(7)

	10	(37)	(207)		(234)

Income (loss) from continuing operations before taxes and other items	4,587	406	(248)		4,745
Income tax expense	(1,370)	(137)	77	(D)	(1,430)
Non-controlling interests	(23)	(1)			(24)
Loss from equity investees	(41)	—			(41)
Income from discontinued operations	121	—			121

Net Income (loss)	$3,274	$268	$(171)		$3,371

Earnings per share data
Net income (loss)
Basic	$3.32	$0.38		(E)	$3.42
Diluted	$3.28	$0.37		(E)	$3.38
Weighted average shares outstanding:
Basic	987	710			987
Diluted	997	722			997

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1—Basis of presentation

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 (hereinafter, the “pro forma statement of income”) give effect to the proposed acquisition by Barrick of Equinox Minerals Limited (“Equinox”) as if the acquisition took place on January 1, 2010. The pro forma statement of income has been prepared by Barrick management in accordance with US GAAP.

The pro forma statement of income for the year ended December 31, 2010 has been derived using the following information:

a)	the audited consolidated financial statements of Barrick for the year ended December 31, 2010 prepared in accordance with US GAAP and incorporated by reference into this Offering Circular;

b)	the audited consolidated financial statements of Equinox for the year ended December 31, 2010 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and included in this Offering Circular; and

c)	such other supplementary information as was considered necessary to reflect the proposed acquisition in the pro forma statement of income.

The pro forma statement of income has been prepared for illustrative purposes only to show the effect of the proposed acquisition. The pro forma statement of income assumes that Barrick will acquire all of Equinox’s outstanding shares and that all in-the-money Equinox stock options will be exercised and included in the total outstanding Equinox shares.

The pro forma statement of income is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in the pro forma statement of income. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma statement of income for the year ended December 31, 2010 are those set out in Barrick’s audited consolidated financial statements for the year ended December 31, 2010. Equinox’s historical financial information was prepared in accordance with Canadian GAAP, which differs in certain material respects from US GAAP. In preparing the pro forma statement of income, a review was undertaken to identify Equinox accounting policy differences that could have a material impact. No such material differences were identified, however further accounting policy differences may be identified after the closing of the transaction.

The pro forma statement of income should be read in conjunction with the historical consolidated financial statements of both Barrick and Equinox for the year ended December 31, 2010. Certain of Equinox’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2—The Offer

Barrick proposes to acquire all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) for C$8.15 per Equinox share in cash, or a total of approximately C$7.3 billion. Upon successful completion of the proposed acquisition, all outstanding Equinox stock options and Restricted Share Units (“RSUs”) would vest and have been included the acquisition cost below.

The acquisition by Barrick of Equinox would be accounted for under US GAAP using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Equinox’s net reported assets at their estimated fair values at January 1, 2010 for the pro forma statement of income, and the subsequent accounting for Equinox as a wholly owned subsidiary.

The purchase price of the proposed acquisition is estimated as follows:

	($ millions)
Cash paid to Equinox shareholders	$7,515	[1]
Assumption of Equinox existing debt	397
Payout of Equinox RSUs on change of control	13

Total acquisition cost	$7,925

[1]	C$7.3 billion translated to US dollars based on the June 1, 2011 (noon rate) USDCAD exchange rate of 0.9714 and includes payment on all outstanding Equinox stock options

Barrick has performed a preliminary purchase price allocation, but has not yet finalized the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying acquisition accounting on the pro forma statement of income. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Equinox’s assets and liabilities have been presented as “unallocated purchase price.” Upon the closing of the proposed acquisition of Equinox, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. The actual amounts recorded on the acquisition will likely be materially different from the preliminary amounts recorded in this pro forma statement of income. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Equinox’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Note 3—Pro forma assumptions and adjustments

The pro forma statement of income for the year ended December 31, 2010 gives effect to the proposed business combination of Barrick and Equinox as if such combination occurred on January 1, 2010. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Equinox occurred on January 1, 2010, nor is it necessarily indicative of future consolidated operating results.

The pro forma statement of income does not reflect and does not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or (iv) changes in commodity prices subsequent to the date of the pro forma statement of income.

The pro forma statement of income includes the following pro forma assumptions and adjustments:

A)	An adjustment to reflect the amortization of the of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

B)	A decrease in interest income of $9 million resulting from the reduction in Barrick’s cash and equivalents balance as a result of the proposed acquisition.

C)	An increase in interest expense of $198 million, which reflects the interest costs on the net increase in debt outstanding of $5.5 billion ($5.8 billion of new debt issued by Barrick less the repayment of Equinox’s existing corporate finance facility of $309 million, as is required upon a change of control). It also reflects a reduction in the portion of Barrick interest expense eligible for capitalization due to the increase in net debt.

D)	A decrease in income tax expense of $77 million to reflect the tax effect of the pro forma adjustments.

E)	Pro forma EPS Calculation–

Net Income -Barrick	$3,274
Net Income -Equinox	268
Pro Forma Adjustments	(171)

Pro Forma Consolidated Net Income	3,371

Weighted average shares outstanding
Basic	987
Diluted	997
Pro forma earnings per share
Basic	3.42
Diluted	3.38

BARRICK GOLD & EQUINOX MINERALS

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

MARCH 31, 2011

(in USD millions)	Historical		Pro Forma Adjustments	Notes		Pro Forma Consolidated (IFRS)
	Barrick (IFRS)	Equinox (IFRS)
ASSETS
Current Assets
Cash and equivalents	$4,443	$171	$(1,686)	(A	)	$2,607
			(309)	(B	)
			(12)	(C	)
			30	(D	)
			(30)	(E	)
Restricted cash	—	3	(3)	(D	)	—
Accounts receivable	315	124				439
Inventories	1,808	116				1,924
Other current assets	1,125	—				1,125

Total current assets	7,691	414	(2,010)			6,095
Restricted cash	—	27	(27)	(D	)	—
Investments	194	3				197
Investment in affiliates	407	—				407
Property, plant and equipment, net	18,772	2,677	2,140	(F	)	23,589
Intangible assets	479	—				479
Deferred income tax assets	585	—				585
Other assets	1,812	—				1,812
Goodwill	6,099	—				6,099
Unallocated purchase price			3,449	(G	)	3,449

Total assets	$36,039	$3,121	$3,552			$42,712

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,455	$131				$1,586
Current portion of long-term debt	14	122	(113)	(B	)	23
Current income tax liabilities	738	9				747
Other current liabilities	323	177				500

Total current liabilities	2,530	439	(113)			2,856
Long-term debt	6,772	275	(196)	(B	)	12,680
			5,829	(A	)
Provisions	1,862	7	(7)	(C	)	1,862
Other long-term obligations	563	42				605
Deferred income tax liabilities	2,011	427				2,438

Total liabilities	13,738	1,190	5,513			20,441

SHAREHOLDERS’ EQUITY
Capital stock	17,845	1,749	(1,749)	(H	)	17,845
Retained earnings	1,492	171	(171)	(H	)	1,462
			(30)	(E	)
Accumulated other comprehensive income	834	—	—	(H	)	834
Other	314	11	(11)	(H	)	314

Total equity attributable to Barrick Gold Corp shareholders	20,485	1,931	(1,961)			20,455

Non-controlling interest	1,816	—	—			1,816

Total equity	22,301	1,931	(1,961)			22,271

Total liabilities and equity	$36,039	$3,121	$3,552			$42,712

BARRICK GOLD & EQUINOX MINERALS

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(in USD millions)	Historical		Pro Forma Adjustments	Notes		Pro Forma Consolidated (IFRS)
	Barrick (IFRS)	Equinox (IFRS)
Sales	$3,090	$211				$3,301
Costs and expenses
Cost of sales	1,357	113	8	(I	)	1,478
Corporate administration	42	6	(1)	(C	)	47
Exploration and evaluation	65	2				67
Other expense	130	73				203

	1,594	194	7			1,795

Other income	72	—				72
Income (loss) from equity investees	1	—				1
Gain (loss) on non-hedge derivatives	(31)	—				(31)

Income (loss) before finance items and income taxes	1,538	17	(7)			1,548

Finance income	3	—	(1)	(J	)	2
Finance costs	(32)	(12)	(42)	(J	)	(79)
			2	(K	)
			5	(L	)

Income (loss) before income taxes	1,509	5	(43)			1,471
Income tax expense	(494)	(26)	14	(M	)	(506)

Net income (loss)	$1,015	$(21)	$(29)			$965

Attributable to:
Equity holders of Barrick Gold Corp	$1,001	$(21)	$(29)			$951
Non-controlling interest	14	—				14

Earnings per share data
Net income (loss)
Basic	$1.00	$(0.02)		(N	)	$0.95
Diluted	$1.00	$(0.02)		(N	)	$0.95
Weighted average shares outstanding:
Basic	999	874				999
Diluted	1,001	885				1,001

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2011

Note 1—Basis of presentation

The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of income (hereinafter, the “pro forma balance sheet” and “pro forma statement of income”, respectively, and collectively the “pro forma financial statements”) as at and for the three months ended March 31, 2011 give effect to the proposed acquisition by Barrick of Equinox as if the acquisition took place on January 1, 2010 for the pro forma statement of income and March 31, 2011 for the pro forma balance sheet. The pro forma financial statements have been prepared by Barrick management in accordance with IFRS.

The pro forma financial statements as at and for the three months ended March 31, 2011 have been derived using the following information:

a)	the unaudited interim consolidated financial statements of Barrick as at and for the three months ended March 31, 2011 prepared in accordance with IFRS and incorporated by reference into this Offering Circular;

b)	the unaudited interim consolidated financial statements of Equinox as at and for the three months ended March 31, 2011 prepared in accordance with IFRS and included in this Offering Circular; and

c)	such other supplementary information as was considered necessary to reflect the proposed acquisition in the pro forma financial statements.

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the proposed acquisition. The pro forma financial statements assume that Barrick will acquire all of Equinox’s outstanding shares and that all in-the-money Equinox stock options will be exercised and included in the total outstanding Equinox shares.

The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in the pro forma financial statements. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma financial statements as at and for the three months ended March 31, 2011 are those set out in Barrick’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2011. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify Equinox accounting policy differences that could have a material impact in the pro forma financial statements. No such differences were identified for the purposes of preparing these pro forma financial statements, but accounting policy differences may be identified after the closing of the transaction.

The pro forma financial statements should be read in conjunction with the unaudited interim consolidated financial statements of both Barrick and Equinox as at and for the three months ended March 31, 2011. Certain of Equinox’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2—The Offer

Barrick proposes to acquire all of the issued and outstanding common shares of Equinox (including the shares represented by Equinox’s CHESS Depositary Interests) for C$8.15 per Equinox share in cash, or a total of approximately C$7.3 billion.

The acquisition by Barrick of Equinox would be accounted for under IFRS using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Equinox’s net reported assets at their fair values at January 1, 2010 for the pro forma statement of income, and the subsequent accounting for Equinox as a wholly owned subsidiary.

The purchase price of the proposed acquisition is estimated as follows:

	($ millions)
Cash paid to Equinox shareholders	$7,515	[1]
Assumption of Equinox existing debt	397
Payout of Equinox RSUs on change of control	13

Total acquisition cost	$7,925

[1]	C$7.3 billion translated to US dollars based on the June 1, 2011 (noon rate) USDCAD exchange rate of 0.9714 and includes payment on all outstanding Equinox stock options

Barrick has performed a preliminary purchase price allocation, but has not yet finalized the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying acquisition accounting on the pro forma financial statements. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Equinox’s assets and liabilities have been presented as “unallocated purchase price.” Upon the closing of the proposed acquisition of Equinox, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. The actual amounts recorded on the acquisition will likely be materially different from the preliminary amounts recorded in these pro forma financial statements. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Equinox’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Note 3—Pro forma assumptions and adjustments

The pro forma statement of income for the three months ended March 31, 2011 gives effect to the proposed business combination of Barrick and Equinox as if such combination occurred on January 1, 2010. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Equinox occurred on January 1, 2010, nor is it necessarily indicative of future consolidated operating results.

The pro forma balance sheet as at March 31, 2011 gives effect to the proposed business combination of Barrick and Equinox as if such combination occurred on March 31, 2011. The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) benefits expected to be derived from the combined company’s growth projects or (iv) changes in commodity prices subsequent to the date of the pro forma financial statement of income.

The pro forma financial statements include the following pro forma assumptions and adjustments:

A)	A decrease in cash and equivalents by $7.5 billion which represents cash consideration paid and the proposed issuance of $5.83 billion in new debt.

B)	A decrease in cash and equivalents of $309 million and corresponding decrease in short and long- term debt which represents the repayment of Equinox’s existing corporate finance facility, as is required upon a change of control.

C)	A decrease in the long-term compensation liabilities of $7 million and corresponding increase in cash outflows which reflects the pay out of historical stock-based compensation granted to employees of Equinox.

D)	A reclassification of $30 million in restricted cash balances to cash and equivalents, which is expected to become unrestricted upon repayment of Equinox’s existing corporate finance facility.

E)	A decrease in cash and cash equivalents of $30 million which reflects the estimated transaction costs associated with the acquisition of Equinox. As the acquisition-related transaction costs are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings.

F)	An increase in property, plant and equipment of $2,140 million to reflect the fair value increment identified in the preliminary purchase price allocation.

G)	An adjustment to reflect the unallocated purchase price of $3,449 million.

H)	An adjustment to reflect the elimination of Equinox’s historical shareholders’ equity accounts.

I)	An increase in cost of sales of $8 million to reflect the depreciation of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

J)	An increase in interest expense of $42 million, which represents the interest cost on the $5.83 billion of new net debt outstanding as well as a reduction in interest income of $1 million resulting from the decrease in cash and equivalents.

K)	A decrease of $2 million in interest expense, which reflects an increase in the amount of interest eligible for capitalization.

L)	A decrease in interest expense of $5 million arising from the repayment of Equinox’s existing corporate finance facility, as is required upon a change in control.

M)	A decrease in income tax expense of $14 million to reflect the tax effect of the pro forma adjustments.

N)	Pro forma EPS calculation–

Net Income - Barrick	$1,001
Net Income - Equinox	(21)
Pro Forma Adjustments	(29)

Pro Forma Consolidated Net Income	951

Weighted average shares outstanding
Basic	999
Diluted	1,001

Pro forma earnings per share
Basic	0.95
Diluted	0.95

SCHEDULE D

ANNUAL AND INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF EQUINOX MINERALS LIMITED

EQUINOX MINERALS LIMITED

Consolidated Financial Statements

31 December 2010 and 2009

Expressed in thousands of US dollars, except where indicated

EQUINOX MINERALS LIMITED

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Equinox Minerals Limited (“the Company”) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfils its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors’ report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Craig Williams	Mike Klessens
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
March 9, 2011

EQUINOX MINERALS LIMITED

Auditors’ Report to the Shareholders of Equinox Minerals Limited

To the Shareholders of Equinox Minerals Limited

We have audited the accompanying consolidated financial statements of Equinox Minerals Limited and its subsidiaries (“the Group”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers

Perth, Australia

March 9, 2011

EQUINOX MINERALS LIMITED

CONSOLIDATED BALANCE SHEETS

As at December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
ASSETS
Current Assets
Cash and cash equivalents		319,476	109,130
Restricted cash	8	3,337	—
Accounts receivable	6	166,342	134,193
Prepayments		13,640	16,080
Inventories	7	98,826	67,428

		601,621	326,831
Restricted cash	8	22,287	26,164
Property, plant and equipment	9	2,548,211	1,102,773
Exploration and evaluation	10	66,000	—
Other financial assets	11	4,176	1,906

		3,242,295	1,457,674

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		119,714	62,504
Current portion of long term debt	13	113,981	113,229
Current portion of finance leases	19	9,228	9,339
Current portion of derivative instruments	12	41,966	85,179
Current other liabilities	16	256,236	160

		541,125	270,411
Long term debt	13	285,052	405,423
Finance leases	19	10,515	16,762
Income tax provision		8,960	6,727
Future income tax liability	5	401,048	5,938
Asset retirement obligation	14	10,500	7,504
Long term compensation	15	6,648	2,469
Derivative instruments	12	—	22,131
Other payables	16	3,222	39,737

		1,267,070	777,102

SHAREHOLDERS’ EQUITY
Share capital	17	1,642,127	737,838
Retained earnings/(deficit)		194,385	(74,720)
Contributed surplus		15,192	15,966
Accumulated other comprehensive income		3,535	1,488
Transactions with owners reserve	18	(11,344)	—
Non-controlling interest		131,330	—

		1,975,225	680,572

Commitments for expenditure	19	3,242,295	1,457,674

Contingencies	20

APPROVED BY THE BOARD

Craig Williams, Director	Peter Tomsett, Director

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Copper sales revenue		1,046,787	531,962
Smelter treatment charges		(104,361)	(63,483)

Net sales revenue		942,426	468,479
Direct and indirect mining costs		308,292	212,016
Amortization and depreciation		75,742	46,688
Royalties		29,434	14,114

Cost of sales		413,468	272,818

		528,958	195,661

Expenses
Derivative loss		27,264	329,826
Exploration costs		6,010	5,119
Other operating costs		7,652	5,870
General and administration		21,700	10,241
Financing costs	4	37,592	76,871
Long term compensation expense		4,675	3,474
Other expense	3	7,392	4,223
Citadel acquisition costs	18	10,180	—

		122,465	435,624

Profit/(loss) before income tax		406,493	(239,963)
Income tax (expense)/benefit	5	(137,388)	56,900

Net income/(loss) for the period		269,105	(183,063)

Profit/(loss) is attributable to:
Owners of Equinox Minerals Limited		268,705	(183,063)
Non-controlling interest		(600)	—

		268,105	(183,063)

Basic earnings/(loss) per share		0.38	(0.27)
Diluted earnings/(loss) per share		0.37	(0.27)
Weighted basic average number of shares outstanding (000’s)		710,209	670,385
Weighted diluted average number of shares outstanding (000’s)		721,714	683,665

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2010 and 2009

	2010	2009
	$000	$000
Net Income/(Loss)	269,105	(183,063)
Other comprehensive income
Net unrealized gains on available-for-sale securities	2,047	1,500

Total comprehensive income/(loss)	271,152	(181,563)

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Share capital
Balance at start of period		737,838	581,477
Issue of shares		898,424	148,325
Share issue costs		—	(7,356)
Conversion of stock options		5,865	15,392

Balance at end of period		1,642,127	737,838

Retained earnings/(deficit)
Balance at start of period		(74,720)	108,343
Income/(loss) for the period		269,105	(183,063)

Balance at end of period		194,385	(74,720)

Contributed surplus
Balance at start of period		15,966	20,400
Stock based compensation		1,831	2,516
Transferred to share capital on conversion of stock options		(2,117)	(6,424)
Forfeited stock options		(488)	(526)

Balance at end of period		15,192	15,966

Transactions with owners reserve
Balance at the start of period		—	—
Transactions with owners	18	(11,344)	—

Balance at the end of period		(11,344)	—

Accumulated other comprehensive income/(loss)
Balance at start of period		1,488	(12)
Net unrealized gains on available-for-sale securities		2,047	1,500

Balance at end of period		3,535	1,488

Total equity attributable to the shareholders of the Company		1,843,895
Non-controlling interest at the date of transaction	18	548,531	—
Net loss attributable to non-controlling interest		(600)	—
Other decrease in non-controlling interest		(416,601)	—

Total equity at end of period		1,975,225	—

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2010 and 2009

	Notes	2010	2009
		$000	$000
Cash flows (used in)/provided by operating activities
Income/(loss) for the period		269,105	(183,063)
Items not affecting cash:
Amortization and depreciation		81,272	50,179
Unrealized foreign exchange loss		1,363	787
Income tax expense/(benefit)	5	137,388	(56,900)
Amortisation of financing costs		7,432	24,274
Long term compensation expense		5,522	4,189
Mark-to-market changes in derivative instruments	12	27,264	329,826
(Payments)/proceeds from settlement of derivative instruments	12	(92,608)	34,163
Accretion expense		524	372
Deferred payments		2,202	30,163

Changes in non-cash working capital
Increase in accounts payable and accrued liabilities		76,127	9,488
Increase in inventories		(22,916)	(39,954)
Increase in accounts receivable and prepayments		(25,673)	(108,395)

		467,002	95,129

Cash flows (used in)/provided by financing activities
Issue of share capital	17	3,750	157,293
Share issue costs	17	—	(7,356)
Payments of loan origination fees and break fees		(32,847)	—
Proceeds from borrowings		275,701	4,470
Repayment of borrowings		(370,064)	(139,323)
Finance lease principal repayments		(10,276)	(2,443)

		(133,736)	12,641

Cash flows (used in)/provided by investing activities
Decrease/(increase) in restricted cash		271	(88)
Payments for property, plant and equipment		(117,733)	(50,164)
Payments for acquisition of subsidiary, net of cash acquired		(3,725)	—

		(121,187)	(50,252)

Net increase/(decrease) in cash and cash equivalents		212,079	57,518
Cash and cash equivalents—start of period		109,130	51,327
Effects of rate changes on cash held in foreign currencies		(1,733)	285

Cash and cash equivalents—end of period		319,476	109,130

Total interest payments made		28,918	44,121

The accompanying notes are an integral part of these consolidated financial statements.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

1.	BASIS OF PREPARATION

The preparation of the financial statements is in accordance with the requirements of Canadian generally accepted accounting principles (“Canadian GAAP”). Equinox Minerals Ltd (“EQN” or the “Company”) is engaged in the production of copper, and related mining activities including exploration within Zambia and Saudi Arabia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Adoption of New Accounting Standards

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations and is the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. The implementation of section 1582 will impact on how prospective business combinations are accounted for, including the application of fair value measurements, the recognition and measurement of goodwill or gain from a bargain purchase, and the expensing of acquisition related costs. This standard applies prospectively to business combinations for which acquisition date is on or after January 1, 2011 with early adoption permitted.

An entity early adopting Section 1582 must also apply Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests”, which require the non-controlling interests to be included in the equity section.

Equinox has elected to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010, on a prospective basis only, to be in alignment with IFRS. The implementation of these sections has impacted the recording of the Citadel business combination transaction and will impact the recording of future business combinations as well as any non-controlling interests in a subsidiary.

(b)	Principles of Consolidation

The consolidated financial statements are presented in US dollars. The consolidated financial statements incorporate the assets, liabilities and results of all entities in which the Company holds a controlling interest. Control is established by the Company’s ability to determine strategic, operating, investing and financing policies without the co-operation of others. The effects of all transactions between entities in the consolidated group are eliminated in full. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of income from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control exists.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgement is applied include reserve and resource estimation, employee stock options, future income taxes, fair values of derivative instruments, asset retirement obligations, exploration and evaluation activities and contingent liabilities. Actual results may differ from those estimates.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(d)	Income Taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(e)	Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to an exploration project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortised over the estimated useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair value is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

(f)	Foreign Currency Translations

The Company employs the current rate method of translation for its self-sustaining operations. Under this method, all assets and liabilities are translated at the year-end rates and all revenue and expense items are translated at the average monthly exchange rates for recognition in income. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the net investment.

The Company employs the temporal method of translation for its integrated operations. Under this method, monetary assets and liabilities are translated at the year-end rates and all other assets and

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in income.

(g)	Revenue

Revenue from sales of copper concentrate is recorded net of smelter treatment charges and deductions. Copper products are sold under pricing arrangements whereby final prices are determined at a specified future date based on market copper prices. Revenue is recognised when title and risk pass to the customer using forward prices for the expected date of final settlements. Changes between the price recorded upon recognition of revenue and the final price due to fluctuations in copper market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of revenue.

(h)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. The cost of each item of buildings, fixed plant, mobile machinery and equipment is written off over its expected useful life. Either the units-of-production or straight-line method may be used. The units-of-production basis results in an amortization charge proportional to the reduction of the proven and probable reserves. Each item’s economic life has due regard to both its own physical life limitations and to present assessments of the proven and probable reserve resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, fixed plant and mobile machinery and equipment, with annual reassessments for major items.

Mine property, plant and equipment depreciation is calculated using the units-of-production method or on a straight-line basis over the estimated useful life of the asset if the asset’s useful life is less than the life of mine. The useful lives for each asset category of property, plant and equipment are detailed in the table below:

Asset Category	Useful life
Mine Development	Units-of-Production
Process Plant	Units-of-Production
Mining Mobile Equipment	10 years
Ancillary Mobile Equipment	6 -10 years
Buildings & Infrastructure	10 -15 years
Light Vehicles	5 years
Office Equipment	3 years

Major spares purchased specifically for particular plant are capitalized and depreciated on the same basis as the plant to which they relate.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable based on future undiscounted cash flows. When assets are determined to be impaired, recorded asset values are revised

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

to fair value and an impairment loss is recognized. This fair value is determined based on discounted cash flows, with the impairment loss being calculated as the excess of the carrying amount over the fair value.

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is depreciated over its expected useful life. Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion, the asset is amortized on a units-of-production basis.

(i)	Derivatives and Hedging

The Company periodically enters into derivative instruments to mitigate exposures to copper commodity prices. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

Cash flow hedges are recognised initially at fair value, and attributable transaction costs are recognized in the income statement when incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in other comprehensive income is immediately transferred to the income statement.

Fair values for derivative instruments held for trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

(j)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue. It excludes cash subject to restrictions under long term debt facilities.

(k)	Earnings per Share

Basic earnings per share is determined by dividing the net profit/(loss) by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated using the “treasury stock” method. Under this method, dilution is calculated based upon the net number of common shares issued, assuming “in the money” options were exercised and the proceeds used to repurchase common shares at a weighted average market price.

(I)	Asset Retirement Obligations

The Company records asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

(m)	Long-term debt

Long-term debt instruments are initially recognized at fair value, net of debt issuance costs incurred. Debt instruments are subsequently valued at amortized cost. Debt issue costs are included in the balance of the underlying debt and amortized using the effective interest rate method.

(n)	Stock-based Compensation

The Company may issue stock based compensation to directors, employees and external parties under the terms of its stock option plans, deferred share unit (“DSU”) plan and restricted share units (“RSU”) plan. The Company expenses the intrinsic value of stock options granted over the applicable vesting period. DSU’s vest immediately and the initial intrinsic value is recognised as directors’ fees within general and administrative costs in the consolidated statement of income. RSU’s vest on the third anniversary of their grant date and the initial intrinsic value is recognised within general and administrative costs in the consolidated statement of income.

Stock options granted to directors, employees or external parties are recognized at fair value as an expense in equal instalments over the vesting period (except where the expense constitutes a borrowing cost and is deferred in accordance with note 2 (d)) and credited to the contributed surplus account. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the current price and expected volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. Cash received from the exercise of options for common shares is credited to share capital.

The fair value of DSU’s at grant date is determined by reference to the average market share price of the Company over the five trading days immediately preceding the date of grant. Changes in their fair value are recorded in other income/expenses. The fair value of DSU’s is marked to the quoted market share price of the Company at each reporting date.

The fair value of RSU’s at grant date is determined by reference to the average market share price of the Company over the twenty trading days immediately preceding the date of grant. Changes in their fair value are recorded in other income/expenses. The fair value of RSU’s is marked to the quoted market share price of the Company at each reporting date.

(o)	Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provisions for impairment. Trade receivables are generally due for settlement within 180 days. The collectability of trade receivables is reviewed on an ongoing basis. Accounts which are known to be uncollectible are written off. A provision for impairment is raised when there is evidence that the Company will not be able to collect all amounts due.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(p)	Inventories

Inventories of broken ore and concentrate are physically measured or estimated and valued at the lower of cost and net realizable value. Cost represents weighted average cost and includes direct costs and an appropriate portion of fixed and variable overhead expenditure, including depreciation and amortization.

Inventories of consumable supplies and spare parts to be used in production are valued at weighted average cost. Obsolete or damaged inventories are valued at net realizable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

(q)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition.

(r)	Investments

Available-for-sale	investments

Investments are classified as available-for-sale and recorded at fair value. Changes in their fair value net of tax are recorded in other comprehensive income. The change in fair value of an investment appears in net income only when it is sold or impaired. Valuations of the investments have been determined based on a hierarchy of valuation principles, which have been applied based on publicly available information. The valuation approach applied is as follows:

•	Fair values of instruments traded in active markets are based on quoted market prices at the reporting date.

•

Where instruments are not traded in an active market, fair value is determined using valuation techniques taking into account market information for financial instruments with similar characteristics as the underlying instrument being valued.

•

Where there is no comparable market information to determine the fair value of the instrument, fair value is calculated using other techniques, such as estimated discounted cash flows using contractual terms of the instrument, discount rates considered appropriate for the credit risk of the instrument and the current volatility in the market place.

When information or events indicate other than a temporary decline in value, the impairment loss is taken to the income statement in the period in which such events occur. Impairment losses recognized in net income for an equity financial instrument classified as available for sale are not reversed. Impairment losses on available-for-sale debt financial instruments are reversed in the income statement when the events or circumstances leading to the impairment subsequently reverse.

(s)	Business combination

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given,

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Acquisition costs are as expensed as incurred, and included in non-operating expenses.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Subsequent to acquisition date, transactions with non-controlling interests that do not result in a loss of control are accounted for as transactions with equity owners of the group. Any difference between the amount of the adjustment to the non-controlling interest and any consideration paid or received is recognised as a separate reserve within equity.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(t)	Contingent liability

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the quantities. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(u)	Recent accounting pronouncements

Financial Instruments

The CICA issued Handbook Section 3855, “Financial Instruments”, which clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This is effective for fiscal years beginning on or after January 2011. Equinox does not expect this to have any impact on the financial statements in the future.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(v)	Future Accounting Changes

The Accounting Standards Board (AsSB) confirmed in February 2008 that Canadian publicly accountable enterprises will be required to report in accordance with International Financial Reporting Standard (IFRS) for financial reporting periods beginning on or after January 1, 2011. Equinox will prepare its first financial statements under IFRS for the interim period ended March 31, 2011.

3.	OTHER EXPENSES

	2010	2009
	$000	$000
Foreign exchange loss	1,573	1,864
Interest expense/(income)	260	(642)
Town costs	5,902	3,119
Other income	(343)	(118)

Total other expenses	7,392	4,223

4.	Financing costs

	2010	2009
	$000	$000
Finance fees	34,553	74,442
Other	3,039	2,429

Total financing costs	37,592	76,871

5.	INCOME TAX

(a)	Income tax (expense)/benefit

The income taxes shown in the consolidated statement of income differ from the amounts obtained by applying statutory rates to the earnings before provision for incomes taxes due to the following:

	2010	2009
	$000	$000
Profit/(loss) from ordinary activities before income tax	406,493	(239,963)

Income taxes at Canadian statutory rates—33.0% (2008: 33.5%)	(134,143)	79,188
Difference in tax rates	12,805	(8,194)
Non-deductible expenses	(5,159)	(12,668)
Tax benefits not recognized	(10,838)	(2,894)
Under/over’s from prior years	(53)	1,468

Income tax benefit/(expense) for the period	(137,388)	56,900

Comprising:
Future income tax (expense)/benefit	(137,335)	55,432
Prior year (over)/under provisions	(53)	1,468

	(137,388)	56,900

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Management estimate the Company’s tax losses carried forward at December 31, 2010 where no income tax benefit has been brought to account are $93.8 million (2009: $48.4 million). No income tax benefit has been brought to account in respect of these losses, as this benefit is not considered more likely than not to be realized.

The GRZ enacted a number of changes to the Zambian tax regime, particularly in relation to mining companies on April 1, 2008. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a Variable profit tax’, a 15% export tax on concentrate, a ‘windfall tax’ and treatment of hedging income as separate source income.

On January 30, 2009, the Minister of Finance of the GRZ announced changes to the 2009 budget which included the abolition of a number of changes enacted in 2008, including the removal of the windfall tax, 15% export tax and the hedging activity quarantine provisions.

In 2005 the Company entered into a Development Agreement with the GRZ for its Lumwana Mine which provides LMC with a 10 year stability period in the regulatory environment, including taxation. The Development Agreement provides LMC with the right to full and fair compensation for any loss, damages or costs incurred by LMC by reason of GRZ’s failure to comply with the tax stability guarantees set out in the Development Agreements and rights of independent arbitration in the event of any dispute.

Following local and international legal advice, the Company believes that the compensation rights under the Development Agreement prevail notwithstanding the changes to the Zambian tax regime enacted on April 1, 2008. Until it has resolved the uncertainty surrounding the application of the Development Agreement, the Company has accounted for its taxation balances, in the current year, on the basis of the enacted legislation.

(b)	Future income tax liability

The Company records future income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in the balance sheet and their tax bases. The measurement and recognition of future income tax assets and liabilities takes into account: enacted (and substantively enacted) rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
	$000	$000
Future income tax asset
Derivative instruments losses	12,590	32,193
Non-capital losses carry forwards	157,935	260,055
Other	805	1,355

	171,330	293,603

Future income tax liability
Property, plant and equipment	552,175	296,535
Exploration and evaluation	12,733	—
Deferred financing expenditure	789	3,006
Other	6,681	—

	572,378	299,541

Net future income tax liability	(401,048)	(5,938)

6.	ACCOUNTS RECEIVABLE

	December 31 2010	December 31 2009

	$000	$000
Trade accounts receivable	146,182	127,957
VAT receivable	14,571	3,765
Other receivables	5,589	2,471

Total accounts receivable	166,342	134,193

7.	INVENTORIES

	December 31 2010	December 31 2009

	$000	$000
Consumable stores—at cost	53,199	51,695
Run of mine stockpile—at cost	5,799	10,819
Crushed ore stockpile—at cost	1,500	1,522
Copper in circuit stockpiles—at cost	89	144
Copper concentrate stockpile—at cost	38,239	3,248

Total inventories	98,826	67,428

8.	RESTRICTED CASH

	December 31 2010	December 31 2009

	$000	$000
Current cash deposits held as security	3,337	—
Non-current cash deposits held as security	22,287	26,164

Total cash deposits held as security	25,624	26,164

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

As at December 31, 2010, $25.3 million (2009: $25.3 million) plus accumulated interest is deposited in a demobilisation cost reserve account as required under the terms of the Lumwana mining fleet finance agreement and will remain for the duration of the debt facility. In addition, cash deposits were held as security in relation to office premises.

9.	PROPERTY, PLANT AND EQUIPMENT

	December 31 2010	December 31 2009
	$000	$000
Buildings
Buildings—at cost	141,052	107,221
Less: accumulated depreciation	(17,768)	(8,866)

	123,284	98,355
Plant & equipment
Plant & equipment—at cost	719,365	674,573
Less: accumulated depreciation	(117,501)	(72,671)

	601,864	601,902
Mine development
Lumwana mine development—at cost	432,861	378,708
Less: accumulated amortization	(40,622)	(13,383)
Jabal Sayid mine development—at cost	1,226,646	—
Less: accumulated amortization	—	—

	1,618,885	365,325
Construction in progress—at cost
Lumwana construction	41,502	37,191
Jabal Sayid mine construction	162,676	—

	204,178	37,191

Total property, plant and equipment	2,548,211	1,102,773

(a)	Leased Assets

Plant and equipment includes the following amounts where the Company is a lessee under a finance lease:

	December 31 2010	December 31 2009
	$000	$000
Leased equipment
Plant & equipment—at cost	30,597	30,492
Less: accumulated depreciation	(5,410)	(3,721)

Total leased plant and equipment	25,187	26,771

10.	Exploration and Evaluation

	December 31 2010	December 31 2009

	$000	$000
Exploration and evaluation—at cost	66,000	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

11.	AVAILABLE-FOR-SALE INVESTMENTS

	December 31 2010	December 31 2009
	$000	$000
Balance—start of period	1,906	406
Additional investment	158	—
Mark-to-market fair value adjustments	2,112	1,500

Balance—end of period—available-for-sale securities at fair value	4,176	1,906

12.	DERIVATIVE INSTRUMENTS

As at December 31, 2010, the Company has entered into a number of copper put options and forward contracts relating to a proportion of its expected copper production at the Lumwana mine designed to provide protection from exposure to fluctuations in the copper price.

Upon entering into the copper put option contracts, the Company incurred a premium of $86.5 million, to be due and payable on expiry of the underlying contracts. For the remaining put options, expiring between January 2011 and March 2011, the fair value of the premium payable is $6.6 million. There is no premium or cost associated with the copper forward contracts.

The mark-to-market fair value of all contracts is based on independently provided market rates and determined using standard valuation techniques. These techniques include the impact of counterparty credit risk.

Changes in the fair value of derivatives are recognized in the income statement.

A mark-to-market loss of $27.3 million on the put options and forward contracts has been recorded in the income statement in the current year (2009: $329.8 million). The spot price of copper at December 31, 2010 used for the mark-to-market valuations was $4.42 per pound (December 31, 2009; $3.33 per pound).

The following table summarizes the copper derivatives in place:

Copper put options:
Tonnes	5,000
Average price ($/tonne)	$5,364
Average price ($/lb)	$2.43

Copper forwards:
Tonnes	8,280
Average price ($/tonne)	$5,367
Average price ($/lb)	$2.43

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Derivative instruments included in the balance sheet comprise:

	December 31 2010	December 31 2009
	$’000	$’000
Fair value of derivative instruments—start of period	(107,310)	256,679
Copper contracts matured during period resulting in cash payment/(receipt)	92,608	(34,163)
Mark-to-market fair value loss during period	(27,264)	(329,826)

Fair value of derivative instruments—end of period	(41,966)	(107,310)
Less: current portion	41,966	85,179

Total non-current derivative instruments	—	(22,131)

13.	LONG TERM DEBT

The following table summarizes the Company’s long term debt:

	December 31 2010	December 31 2009
	$000	$000
EIB €7 million unsecured loan (a)	—	9,561
Lumwana project finance facility (b)	71,535	509,091
Corporate finance facility (c)	327,498	—

Balance—end of period	399,033	518,652
Less: current portion	(113,981)	(113,229)

Total non-current long term debt	285,052	405,423

(a)	EIB loan—unsecured

On March 10, 2010 this loan was repaid in full from the proceeds of the Corporate Facility detailed below.

Interest on the EIB facility up to March 10, 2010 was $0.1 million with interest paid of $0.1 million.

(b)	Lumwana project financing facility

In December 2006, Equinox signed a US$582.7 million senior and subordinated Project finance facility for the completion of development and construction of the Lumwana Project located in the North Western Province of the Republic of Zambia. The facility is comprised of three tranches, $54.0 million subordinated debt facility, $364.0 million senior debt facility and $164.7 million asset backed facility.

On March 10, 2010 all tranches, except the asset backed facility, were either repaid in full from the proceeds of the Corporate Facility or rolled into the Corporate Facility as detailed below. As a result of the refinancing Equinox incurred $18.9 million of break fees of which $0.7 million was expensed during 2010.

The remaining asset backed tranche of the Project debt facility carries interest rates of LIBOR plus a margin range between 300—400 basis points. The asset backed debt facilities have tenure of 5 years from the date of equipment delivery, with scheduled repayments that commenced in December 2007. The security for the debt facilities includes a fixed charge over the related mining fleet equipment of Lumwana Mining Company Limited.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Interest on the Lumwana Project facility for the year ended December 31, 2010 was $8.7 million (2009: $42.1 million) with interest paid of $14.2 million (2009: $42.8 million)

(c)	Corporate finance facility

On February 24, 2010, the Company signed a $400 million corporate loan facility (the “Corporate Facility”) with four leading commercial banks. The Corporate Facility affords Equinox greater flexibility than the existing Lumwana Project debt facilities therefore the Company utilized the Corporate Facility to repay its existing senior and subordinated portions of the Lumwana Project debt facilities as well as the unsecured EIB loan.

The two tranches of the facility are:

•	Term facility of US$220 million with a tenure of 3 years, an interest rate of LIBOR plus a margin of 400 basis points for the life of the loan and quarterly principal and interest repayments; and

•

Revolving credit facility of $180 million with a tenure of 5 years that the Company is allowed full repayment and/or full redraw of, up to the facility limit, over the term. The revolving facility carries an interest rate of LIBOR plus a margin of 475 basis points for the first 24 months, then 400 basis points for the duration of the loan.

The security of the Corporate Facility includes a fixed and floating charge over the assets of Lumwana Mining Company Limited plus financial guarantees from Equinox Minerals Limited and certain subsidiaries.

Interest on the Corporate Facility for the year ended December 31, 2010 was $14.7 million (2009: $nil) with interest paid of $14.7 million (2009: $nil).

14.	ASSET RETIREMENT OBLIGATION

The Company has restoration and remediation obligations associated with its Lumwana Mine and Citadel. The following table summarizes the movements in the asset retirement obligation:

	December 31 2010	December 31 2009

	$000	$000
Balance—start of period	7,504	5,358
Recognition of new obligation	2,471	1,774
Accretion expense	525	372

Balance—end of period	10,500	7,504

The asset retirement obligations have been recorded as a liability at fair value at inception based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The fair value has been calculated assuming a credit adjusted risk free discount rate of between 6.61% and 7.11% and an inflation factor of between 2.34% and 2.5%.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

15.	LONG TERM COMPENSATION

(a)	Deferred Share Unit

The Company established a Deferred Share Unit (“DSU”) Plan for its directors with each DSU having the same value as one Equinox common share.

Under the DSU Plan, effective July 1, 2007, directors can elect to receive a portion of their annual compensation in the form of DSU’s. The DSU’s vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. During the year ended December 31, 2010, 203,596 DSU’s were granted under the DSU Plan and $0.8 million was recognized as directors’ fees within general and administrative costs. Outstanding DSU’s were marked-to-market at December 31, 2010, and as a result of the increase in the market value of the Company’s shares $1.8 million was expensed.

	Year ended December 31, 2010		Year ended December 31, 2009
Deferred Share Units	Number	$000	Number	$000
Balance—start of period	633,230	2,469	241,291	269
Issued during the period	203,596	847	391,939	715
Mark-to-market fair value adjustments	—	1,797	—	1,485

Balance—end of period	836,826	5,113	633,230	2,469

(b)	Restricted Share Units

The Company established a Restricted Share Unit (“RSU”) Plan for its employees with each RSU having the same value as one Equinox common share.

The RSU’s vest on the third anniversary of the grant date and are redeemable in cash immediately on vesting. On December 28, 2009 the Company granted 661,610 RSU’s under the RSU Plan relating to 2010 compensation packages. During the year ended December 31, 2010 a further 239,935 RSU’s were granted under the RSU Plan.

As at December 31, 2010 the aggregate fair value of the unvested RSU’s granted and to be charged to income in future periods amounted to$2.2 million (2009:$nil).

	Year ended December 31, 2010		Year ended December 31, 2009
Restricted Share Units	Number	$000	Number	$000
Balance—start of period	661,610	—	—	—
Issued during the period	239,935	—	661,610	—
Forfeited during the period	(88,853)	—	—	—
Expense recognised during the period	—	978	—	—
Mark-to-market fair value adjustments	—	557	—	—

Balance—end of period	812,692	1,535	661,610	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

16.	OTHER PAYABLES

	December 31 2010	December 31 2009
	$’000	$’000
Current other payables
Royalties	46,949	—
Withholding tax	13,290	—
Customs duty	30,962	—
Deferred consideration	100,000	—
Accrued consideration	64,219	—
Other	816	160

	256,236	160
Non-current other payables
Deferred royalty	—	18,233
Deferred withholding tax	—	3,566
Deferred customs duty	—	16,461
Other provisions	3,222	1,477

	3,222	39,737

Balance—end of period	259,458	39,897

(a)	Royalties, Withholding Tax and Customs Duty

As set out in Note 5, there is uncertainty surrounding the application of the Development Agreement with GRZ. Under the terms of the Development Agreement certain amounts, including royalties, withholding taxes and import duties are deferred until the Lumwana debt is eliminated. Until this uncertainty is resolved the Company will measure its taxes in accordance with the enacted legislation. Following discussions and correspondence with GRZ, the Company agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay its deferred mineral royalties assessed at 3% by 30 June 2011. The Company continues to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement and, by agreeing to pay deferred mineral royalties, protected itself from the ZRA assessing interest and penalties on the deferred tax amount. As a result of the agreement with the ZRA and pending the outcome of further negotiations with GRZ, the Company has, in the current year, presented its liabilities for royalties, deferred withholding tax and deferred customs duty as current.

(b)	Deferred consideration

During the period Bariq a subsidiary of Citadel acquired the remaining 30% interest in the Jabal Sayid project. The consideration for this acquisition was $112.5 million, of which $12.5 million was paid on November 5, 2010 following Citadel shareholder approval. The balance of consideration of $100.0 million is payable on or before June 30, 2011.

(c)	Accrued consideration

Refer to note 18.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

17.	SHARE CAPITAL

(a)	Authorised capital

The number of authorised ordinary shares of the Company is unlimited.

(b)	Movement in ordinary share capital:

Date	Details	No. of Shares	Issue Price		$’000
	Balance at December 31, 2009	706,878,212		—	737,838
January 2010	Stock options exercised	633,333		—	744
May 2010	Stock options exercised	25,000		—	49
June 2010	Stock options exercised	133,333		—	239
July 2010	Stock options exercised	65,000		—	139
August 2010	Stock options exercised	83,333		—	331
September 2010	Stock options exercised	50,000		—	170
November 2010	Stock options exercised	510,000		—	721
December 2010	Stock options exercised	1,065,000		—	3,472
December 2010	Issue of shares to Citadel	94,824,521	C$	5.91	556,115
December 2010	Issue of shares to Citadel	37,019,135	C$	6.11	222,528
December 2010	Shares yet to be issued to Citadel *	19,575,110	C$	6.11	119,781

	Balance at December 31, 2010	860,861,977			1,642,127

*	Refer to note 18.

(c)	Stock Options

Equinox established an Employee Incentive Plan in June 2004 (the “Plan”). Options may be granted under the Plan to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 5% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 5% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

All options granted prior to December 2008 vest in three tranches, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant, and the final third after 24 months from the date of grant. Options granted from December 2008 to November 2009 vest in three tranches, one third of any options granted may be exercised 12 months after the date of grant, another third during the period commencing 24 months after the date of grant, and the final third after 36 months from the date of grant. Options granted from December 2009 cliff vest after three years and if the performance hurdles set have been achieved. The performance hurdles and vesting conditions are based on total shareholder return and the company’s performance compared to a peer group. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of Equinox and subject to the rules of the relevant stock exchange.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The following table summarizes the stock options outstanding and exercisable at December 31, 2010:

	Outstanding Options				Exercisable Options
	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2009	17,058,327	C$	2.00	7.0	13,279,998	C$	1.80
Options exercised	(2,564,999)			—	(2,564,999)
Options forfeited	(657,284)			—	(210,000)
Options vested	—			—	1,000,001

Outstanding at December 31, 2010	13,836,044	C$	2.08	6.0	11,505,000	C$	1.89

Available for grant at December 31, 2010 29,207,054

Stock-based compensation charged to earnings for stock options amounts to $1.3 million for the year ended December 31, 2010 (2009: $2.0 million). As at December 31, 2010, the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $2.0 million (2009: $4.2 million).

18.	BUSINESS COMBINATION

a)	Summary of the acquisition

On December 17, 2010 (acquisition date), Equinox Minerals Limited acquired 56% of the issued share capital of Citadel Resource Group Limited (“Citadel”) and declared the offer free from all conditions. By December 31, 2010, Equinox had acquired 89.5% of the issued share capital of Citadel.

The consideration transferred was $699 million and comprised a cash offer of AUD$0.105 per share and a share consideration of 1 Equinox Minerals share for 14.3 shares in Citadel. The Group issued 94,824,521 ordinary shares with an average fair value of C$5.91 each, based on the quoted price of the shares of Equinox Minerals Limited at the date of exchange.

At the date of acquisition Citadel was listed on the Australian Stock Exchange with their primary asset being the Jabal Sayid copper project in Saudi Arabia which is currently under construction. The purpose of this combination was to expand market share in the copper industry.

The acquired business contributed $0.1 million revenues and a net loss of $6.1 million to the Group for the period from December 17, 2010 to December 31, 2010. If the acquisition had occurred on January 1, 2010 contributed revenues and loss for the year ended December 31, 2010 would have been $2.9 million and $3.0 million respectively (unaudited).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The purchase consideration has been allocated to assets and liabilities acquired based on provisional estimates of fair value, using the best information available as of the reporting date. Provisional business combination accounting is as follows:

b)	Purchase Consideration

As at the date of acquisition	$’000
Shares issued, at fair value	556,115
Cash paid	142,913

Consideration transferred	699,028

Transaction costs relating to the acquisition taken to the income statement	10,180

c)	Assets and liabilities purchased

The provisional fair values of the identifiable net assets and liabilities acquired were as follows:

	Fair value at acquisition date	Carrying value
	$000	$000
Cash and cash equivalents	161,206	161,206
Restricted cash	269	269
Trade and other receivables	4,037	4,037
Exploration and evaluation assets	66,000	19,099
Mine development	1,226,645	129,449
Construction in progress	162,676	162,676
Other property, plant and equipment	1,500	1,500
Trade and other payables	(112,824)	(118,963)
Current tax liability	(2,233)	(2,233)
Provisions	(1,994)	(1,994)
Deferred tax liability	(257,723)	(28,904)

Net assets	1,247,559	326,142

	$000
Provisional fair value of identifiable net assets	1,247,559
Non-controlling interest in identifiable acquired net assets*	(548,531)

Net assets acquired	699,028

*	The proportionate share of net assets has been used to calculate the non-controlling interest.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

d)	Purchase consideration cash outflow

	2010	2009
	$000	$000
Outflows of cash to acquire subsidiary, net of cash acquired:
Cash paid—initial 56% acquisition of shares	142,913	—
Cash paid—subsequent 33% acquisition of shares	22,018	—
Less: Balance acquired
Cash	(161,206)	—

Outflow of cash—investing activities	3,725	—

Additional acquisition of shares in Citadel Resources Group Limited

Between December 17, 2010 and December 31, 2010 Equinox acquired an additional 33% of the issued share capital of Citadel in exchange for shares and cash consideration totalling $428.5 million, bringing the Groups interest in Citadel to 89.5%. At December 31, 2010 37,019,135 of these shares had been issued and the Company was also irreversibly committed to issuing a further 19,575,110 shares. The 19,575,110 shares have therefore been disclosed as issued equity (refer to note 17(b)).

At December 31, 2010 $64 million of the cash consideration had not been paid and is included in the balance sheet as a current liability. This amount was settled on the 4th and 7th of January, 2011.

The additional purchase of shares in Citadel is regarded as a transaction between equity owners (refer to accounting policy note 2(r)). Accordingly, the difference between the change in carrying value of the non-controlling interest of $417.2 million and the consideration paid of $428.5 million is recognised as a separate reserve in equity attributable to the parent. Accordingly, a decrease in contributed equity of $11.3 million is reflected in the statement of changes in equity.

19.	COMMITMENTS FOR EXPENDITURE

(a)	Lumwana Mine and Town capital commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana town and the Lumwana Mine ongoing commitments at December 31, 2010 are:

	December 31 2010	December 31 2009
	$000	$000
Within 1 year	31,029	12,339

Total commitments	31,029	12,339

(b)	Jabal Sayid project commitments

The outstanding capital commitments of the Company relating to the construction of the Jabal Sayid Project at December 31, 2010 are:

	December 31 2010	December 31 2009
	$000	$000
Within 1 year	101,638	—
Between 1 and 5 years	5,235	—

Total commitments	106,873	—

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(c)	Lease commitments

	December 31 2010	December 31 2009
	$000	$000
Operating leases
Commitments for minimum lease payments in relation to non cancellable operating leases are payable:
Within 1 year	1,141	135
Within 1 to 2 years	1,904	434
Within 2 to 3 years	23	256

Total commitments	3,068	825

These operating leases are for office premises and office equipment and expire between 2011 and 2012.

Finance Leases

The Company leases various plant and equipment with a carrying amount of $20.7 million (2009: $26.1 million) under finance leases expiring between 2 and 13 years.

	December 31 2010	December 31 2009
	$000	$000
Commitments for minimum lease payments in relation to finance leases are payable:
Within 1 year	10,660	11,660
Within 1 to 2 years	6,557	9,585
Within 2 to 3 years	826	6,165
Within 3 to 4 years	826	434
Within 4 to 5 years	826	434
5+ years	3,740	3,836

Total commitments	23,435	32,114
Future finance charges	(3,692)	(6,013)

Recognised as a liability	19,743	26,101

Representing lease liabilities classified as:
Current	9,228	9,339
Non-current	10,515	16,762

	19,743	26,101

20.	CONTINGENCIES

The Company had no contingent assets or liabilities at 31 December 2010.

21.	SEGMENT INFORMATION

The Company’s reportable operating segments are based on strategic business units that are managed separately.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Lumwana

Equinox’s primary asset is the Lumwana mine in Zambia. In December 2008, copper sulphide production and sales commenced and the Lumwana mine was commissioned with a nameplate capacity of 20Mtpa. The ramp-up of the mine and process plant operations was successfully completed during 2010.

Jabal Sayid

In December 2010, Equinox purchased Citadel Resource Group Limited whose primary asset is the Jabal Sayid mine in Saudi Arabia which is currently under construction.

Exploration

The Company is exploring for copper and uranium resources in the North West of Zambia and on the Zambian Copperbelt. Additionally, through the purchase of Citadel Resource Group Limited Equinox have a number of copper and gold exploration tenements in Saudi Arabia.

Corporate

The corporate segment is responsible for regulatory reporting and corporate administration.

For the year ended December 31, 2010 segment information is presented as follows:

	Lumwana	Jabal Sayid	Exploration	Corporate	Total
	$000	$000	$000	$000	$000
Net sales revenue	942,426	—	—	—	942,426
Cost of sales	(413,468)	—	—	—	(413,468)
Interest received	1	120	—	538	659
Derivative instrument loss	(27,264)	—	—	—	(27,264)
Other income/(expense)	(9,310)	967	3,102	(2,810)	(8,051)
Financing costs	(26,753)	(1,197)	—	(9,642)	(37,592)
Other expenses	(15,514)	(6,029)	(1,713)	(26,961)	(50,217)

Segment profit/(loss) before income tax	450,118	(6,139)	1,389	(38,875)	406,493
Income taxes	(137,388)	—	—	—	(137,388)

Segment profit/(loss)	312,730	(6,139)	1,389	(38,875)	269,105

Property, plant and equipment	1,062,388	1,389,720	455	95,648	2,548,211
Exploration and evaluation	—	—	66,000	—	66,000
Total assets	1,531,844	1,381,926	66,809	261,716	3,242,295

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

For the year ended December 31, 2009 segment information is presented as follows:

	Lumwana	Exploration	Corporate	Total
	$000	$000	$000	$000
Net sales revenue	468,479	—	—	468,479
Cost of sales	(272,818)	—	—	(272,818)
Interest received	44	(2)	600	642
Derivative instrument loss	(329,826)	—	—	(329,826)
Other income/(expenses)	(13,599)	3,883	3,366	(6,350)
Financing costs	(63,856)	—	(13,015)	(76,871)
Other expenses	(18,869)	(2,398)	(1,952)	(23,219)

Segment profit/(loss) before income tax	(230,445)	1,483	(11,001)	(239,963)
Income taxes	56,900	—	—	56,900

Segment profit/(loss)	(173,545)	1,483	(11,001)	(183,063)

Property, plant and equipment	1,075,774	689	26,310	1,102,773
Total assets	1,358,848	901	97,925	1,457,674

Geographical Reporting

The Company’s Lumwana Mine is in Zambia whilst the Jabal Sayid project is located in Saudi Arabia. There are active exploration programs in both of these locations. The Canadian segment is entirely corporate whilst the Australian segment carries out corporate activities and manages engineering studies.

The total assets located by geographical areas are as follows:

Geographical Reporting	December 31 2010	December 31 2009
	$000	$000
Zambia	1,537,637	1,359,749
Saudi Arabia	1,442,942	—
Australia	249,528	38,342
Canada	12,188	59,583

	3,242,295	1,457,674

22.	FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments such as bought copper put options and forward contracts to hedge certain market risks. Derivatives are exclusively used for commercial hedging purposes. The Company does not use derivatives to engage in any trading or other speculative activities.

The Company uses various methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Risk management is carried out by management in conjunction with an outsourced treasury management organization.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the Company’s functional currency.

The Company’s risk management policy is to review its exposure to non-US Dollar forecast operating costs on a case by case basis. Revenue from forecast copper sales is denominated in US Dollars, as is the majority of the Company’s forecast operating costs. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the Company’s foreign currency denominated monetary assets and liabilities at the reporting date is as follows:

	December 31, 2010		December 31, 2009
	Assets	Liabilities	Assets	Liabilities
	$000	$000	$000	$000
Australian Dollar	131,443	84,254	7,937	1,902
Zambian Kwacha	19,813	127,599	9,030	40,555
Euro	—	(8)	—	6,271
South African Rand	—	682	—	929
Canadian Dollar	4,891	5,114	3,034	2,469
Saudi Riyal	4,803	11,334	—	—
Other	736	10	—	68

	161,686	228,985	20,001	52,194

Sensitivity

Based on the financial instruments held at December 31, 2010, had the US Dollar weakened/strengthened by 10% against these foreign currencies with all other variables held constant, the Company’s after-tax loss for the year to date would have been $5 million higher/lower as a result of foreign exchange gains/losses on translation of non-US dollar denominated financial instruments as detailed above. Total equity would have been $0.4 million higher/lower had the US Dollar weakened/strengthened by 10% as a result of foreign exchange gains/losses on translation of non-US dollar denominated available-for-sale investments held by the Company.

(ii)	Price risk

Commodity price risk

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company is exposed to commodity price risk arising from revenue derived from forecast future copper sales. The Company sells its product at a price effectively determined through trading on the London Metal Exchange (a major commodity exchange).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

The Company has historically managed this commodity risk through the use of derivative instruments such as forward and option contracts to economically hedge a proportion of its forecast production. The Company’s remaining derivative instrument contracts expire in March 2011 and on expiry of these contracts the Company has elected not to actively manage its exposure to copper price risk. At the reporting date the Company had outstanding derivative instruments of 13,280 tonnes for 2011.

From time to time in the future, the Company may utilise hedge contracts to manage exposure to fluctuations in the price of copper.

Sensitivity

At December 31, 2010, if the spot price of copper had been 10% higher/lower while all other variables were held constant after-tax loss for the year to date would increase/decrease by $2.9/$2.9 million as a result of changes in the fair value of the derivative instruments.

Other price risk

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Company does not actively trade these investments, therefore does not actively manage the associated price risk.

Sensitivity

At December 31, 2010, if the inputs into the valuation model had been 10% higher/lower while all other variables were held constant, equity would increase/decrease by $0.4 million as a result of the changes in fair value of the available-for-sale securities.

(iii) Cash flow fair value interest rate risk

The Company’s main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Company’s risk management policy is to review its exposure to interest rates on a case by case basis. Current long term debt is a mix of fixed and variable interest rate loans.

As at the reporting date the Company had the following variable rate borrowings outstanding:

December 31, 2010

	December 31, 2010		December 31, 2009
	Weighted average Interest rate	Carrying value	Weighted average Interest rate	Carrying value
	%	$000%		$000
Long term debt (variable interest component)	4.61	396,562	4.63	506,014

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Sensitivity

At December 31, 2010, if interest rates had increased/decreased by 100 basis points from the year-end rates with all other variables held constant, after-tax loss for the year to date would have been $0.5 million lower/higher, as a result of lower/higher interest income from long term debt and offset in the movements of cash and equivalents and restricted cash.

(iv)	Summarized sensitivity analysis

The following table summarizes the sensitivity of the Company’s financial assets and financial liabilities to interest rate risk, foreign exchange risk and commodity price rise:

December 31, 2010

	Carrying Amount	Interest rate risk				Foreign exchange risk				Price risk
		-100 bps		+100 bps		-10%		+10%		-10%		+10%
		Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	319,476	(2,236)	—	2,236	—	(9,785)	—	9,785	—	—	—	—	—
Restricted cash	25,625	(179)	—	179	—	(26)	—	26	—	—	—	—	—
Receivables	166,342	—	—	—	—	(1,215)	—	1,215	—	—	—	—	—
Other financial assets	4,176	—	—	—	—	—	(418)	—	418	—	(418)	—	418
Financial liabilities
Accounts payable	119,714	—	—	—	—	6,859	—	(6,859)	—	—	—	—	—
Long term debt	396,562	2,776	—	(2,776)	—	—	—	—	—	—	—	—	—
Derivative instruments	41,966	—	—	—	—	—	—	—	—	2,938	—	(2,938)	—
Long term compensation	6,648	—	—	—	—	465	—	(465)	—	—	—	—	—
Other payables	259,458	—	—	—	—	8,705	—	(8,705)	—	—	—	—	—

Total increase/(decrease)		361	—	(361)	—	5,003	(418)	(5,003)	418	2,938	(418)	(2,938)	418

December 31, 2009

		Interest rate risk				Foreign exchange risk				Price risk
	Carrying Amount	-100 bps		+100 bps		-10%		+10%		-10%		+10%
		Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	109,130	(1,091)	—	1,091	—	(1,360)	—	1,360	—	—	—	—	—
Restricted cash	26,164	(262)	—	262	—	(9)	—	9	—	—	—	—	—
Receivables	134,193	—	—	—	—	(440)	—	440	—	—	—	—	—
Other financial assets	1,906	—	—	—	—		(191)	—	191	—	(191)	—	191
Financial liabilities
Accounts payable	63,503	—	—	—	—	517	—	(517)	—	—	—	—	—
Long term debt	518,652	5,091	—	(5,091)	—	626	—	(626)	—	—	—	—	—
Derivative instruments	107,310	—	—	—	—	—	—	—	—	33,742	—	(32,321)	—
Long term compensation	2,469	—	—	—	—	247	—	(247)	—	—	—	—	—
Other payables	114,961	—	—	—	—	3,829	—	(3,829)	—	—	—	—	—

Total increase/(decrease)		3,738	—	(3,738)	—	3,410	(191)	(3,410)	191	33,742	(191)	(32,321)	191

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions as well as credit exposures to outstanding receivables.

The Company primarily sells its copper concentrate to two major customers on the Zambian copperbelt and as a result there is a concentration of credit risk. This risk is mitigated where possible by policies in place to ensure that sales of products are made to customers with an appropriate credit rating and where necessary credit risk is effectively eliminated or substantially reduced by using bank instruments to secure payment. The Company has off-take arrangements in place with metal traders and has the flexibility to divert concentrate sales to these parties should the need arise.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The carrying amounts of derivative assets are adjusted to reflect counterparty credit risk.

The carrying amounts of financial assets recorded in the financial statements are adjusted for any impairment and represent the Company’s maximum exposure to credit risk.

Credit risk further arises in relation to the financial guarantees given to certain parties. Such guarantees are only given in exceptional circumstances and are subject to specific board approval.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining at all times sufficient cash, liquid investments and committed credit facilities to meet the Company’s commitments as they arise.

The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following table analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2010

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
	$000	$000	$000	$000	$000	$000	$000	$000
Non-interest bearing	375,950	—	—	—	—	3,222	379,172	379,172
Fixed rate	1,235	618	—	—	—	—	1,853	2,471
Variable rate	112,128	106,210	9,727	—	180,000	—	408,065	396,562
Derivatives (net)	41,931	—	—	—	—	—	41,931	41,966

December 31, 2009

	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
	$000	$000	$000	$000	$000	$000	$000	$000
Non-interest bearing	62,504	—	—	—	—	39,737	102,241	102,241
Fixed rate	10,796	1,235	619	—	—	—	12,650	12,638
Variable rate	102,433	112,128	106,209	9,727	—	180,000	510,497	506,014
Derivatives (net)	88,388	23,654	—	—	—	—	112,042	107,310

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

(d)	Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded available-for-sale securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Company is the closing price.

The fair value of other financial assets and liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

The fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The following table illustrates the classification of the Company’s financial instruments that are recognised and measured at fair value:

December 31, 2010

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
ASSETS
Available-for-sale financial assets	4,176	—	—	4,176

LIABILITIES
Derivative instruments	—	41,966	—	41,966

December 31, 2009

	Level 1	Level 2	Level 3	Total
	$000	$000	$000	$000
ASSETS
Available-for-sale financial assets	1,906	—	—	1,906

LIABILITIES
Derivative instruments	—	107,310	—	107,310

The three levels of the fair value hierarchy are:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3—Inputs that are not based on observable market data.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

23.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain adequate levels of funding to support development of its mining assets, to expand regional exploration activities and to maintain corporate and administrative functions.

The Company manages its capital structure in a manner that provides sufficient funding for development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of private placements, public offerings and external debt. There can be no assurances that the Company will be able to continue raising equity capital and external debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian, European and Australian financial institutions.

24.	SUBSEQUENT EVENTS

(a)	Citadel Resource Group Limited compulsory acquisition procedures initiated

Subsequent to year end, on January 6, 2011, Equinox increased its interest in Citadel Resource Group Limited (“Citadel”) to 90.59% and initiated compulsory acquisition procedures under the Australian Corporations Act to acquire all remaining shares in Citadel. Citadel shareholders whose shares are compulsory acquired will receive 1 Equinox share for every 14.3 Citadel shares, plus A$0.105 per Citadel share in cash.

The total value of the Citadel acquisition is estimated at $1.247 billion. As a result of this transaction Equinox shareholders own approximately 81% of the combined group and Citadel shareholders own 19%.

(b)	Equinox announce takeover offer for Lundin Mining Corporation

Subsequent to year end, in February 2011, Equinox announced that it will make an offer to acquire Lundin Mining Corporation (“Lundin”) for approximately C$4.8 billion in cash and shares (the “Lundin Offer”).

Under the terms of the Lundin Offer, Equinox proposes to acquire all of the outstanding common shares of Lundin for a combination of cash and Equinox shares for a total consideration value of C$8.10 per Lundin share. Each Lundin shareholder can elect to receive consideration per Lundin share of either C$8.10 in cash or 1.2903 Equinox shares plus $0.01 for each Lundin share, subject to a pro-ration based on a maximum cash consideration of approximately C$2.4 billion and maximum number of Equinox shares issued of approximately 380 million. The Lundin Offer reflects a 26% premium to the closing price of C$6.45 per Lundin share on the TSX on February 25, 2011.

The cash consideration of Equinox’s Lundin Offer is to be financed through a US$3.2 billion bridge facility being led by Goldman Sachs Lending Partners and Credit Suisse Securities. Equinox intends to refinance the bridge facility through a combination of medium and long term debt instruments. Equinox has no plans to undertake an equity raising as part of the refinancing of the bridge.

The Lundin Offer will be subject to certain conditions including, without limitation, termination of the existing Lundin-Inmet Arrangement Agreement in accordance with its terms, and a simple majority approval of Equinox shareholders of the issuance of the Equinox shares to be issued under the Lundin Offer at a meeting of Equinox shareholders that Equinox expects to occur in early to mid April. Other conditions will include acceptance of the Lundin Offer by Lundin shareholders owning not less than two-thirds of Lundin’s shares outstanding on a fully-diluted basis, and receipt of applicable regulatory approvals, and other customary unsolicited offer conditions.

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

25.	DEED OF CROSS GUARANTEE

Information in relation to the Deed of Cross Guarantee is presented for the purposes of the Company’s reporting obligations in Australia which requires a disclosing entity, which is a registered foreign holding company to disclose condensed statements of earnings and balance sheets of both “the Closed Group” and “the Extended Closed Group” as defined by the Australian Securities and Investments Commission (“ASIC”) Class Order 98/1418.

On December 24, 2004, Equinox Minerals Limited, Equinox Resources Limited and Equinox Peru Ventures Limited (together the “Closed Group”) entered into a Deed of Cross Guarantee under which each company guarantees the liabilities of all other companies that are party to the Deeds. A benefit arising from the Deeds is to relieve eligible entities from the requirements to prepare audited financial reports under the Australian Corporations Act 2001 and ASIC accounting and audit relief Orders.

The following entities form part of the consolidated entity but are not members of the Closed Group:

Lumwana Mining Company Limited, Equinox Zambia Limited, Equinox Overseas Pty Ltd, Equinox Africa Limited, Equinox Ventures Pty Ltd, Lumwana International School Limited, Lumwana Property Development Company Limited, Equinox Nickel Ventures Pty Ltd, Citadel Resources Group Equity Pty Ltd, Vertex Group WLL, Bariq Mining Limited, Singapore Projects Pte Ltd and Singapore Holdings Pte Ltd (together the “Extended Closed Group”).

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Set out below are the condensed statements of earnings, comprehensive income and balance sheets for the years ended December 31, 2010 and 2009 of the Closed Group and the Extended Closed Group:

Condensed statement of earnings

	Closed Group		Extended Closed Group(1)
	2010	2009	2010	2009
	$000	$000	$000	$000
Copper sales revenue	—	—	1,046,787	531,962
Smelter treatment charges	—	—	(104,361)	(63,483)

Net sales revenue	—	—	942,426	468,479
Direct and indirect mining costs	—	—	308,292	212,016
Amortization & depreciation	—	—	75,742	46,688
Royalties	—	—	29,434	14,114

Cost of sales	—	—	413,468	272,818
Expenses
Derivative loss	—	—	27,264	329,826
Exploration (income)/expense	—	(7)	6,010	5,119
Other operating costs	—	—	7,652	5,870
General and administration	13,659	8,886	21,700	10,241
Financing costs	9,560	834	37,592	76,871
Long term compensation expense	4,675	1,989	4,675	1,989
Other (income)/expense	(16,178)	(6,743)	7,392	5,708
Citadel acquisition costs	10,180	—	10,180	—

	21,896	4,959	122,465	435,624

Profit/(loss) for the period before income tax	(21,896)	(4,959)	406,493	(239,963)
Income tax (expense)/benefit	—	—	(137,388)	56,900

Net income/(loss) for the period	(21,896)	(4,959)	269,105	(183,063)

Retained profit/deficit—beginning of period	(52,764)	(47,805)	(74,720)	108,343

Retained profit/(deficit)—end of period	(74,660)	(52,764)	194,385	(74,720)

Condensed statement of comprehensive income

	Closed Group		Extended Closed Group(1)
	2010	2009	2010	2009
	$000	$000	$000	$000
Income/(loss) for the period	(21,896)	(4,959)	269,105	(183,063)
Other comprehensive income
Net unrealized gains on available-for-sale securities	2,047	1,500	2,047	1,500

Total comprehensive income/(loss)	(19,849)	(3,459)	271,152	(181,563)

EQUINOX MINERALS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010 and 2009

Condensed balance sheet

	Closed Group		Extended Closed Group(1)
	December 31	December 31	December 31	December 31
	2010	2009	2010	2009
	$000	$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents	87,821	71,972	319,476	109,130
Restricted cash	—	—	3,337	—
Accounts receivable	733	110	166,342	134,193
Inventories	—	—	13,640	67,428
Prepayments	554	146	98,826	16,080

	89,108	72,228	601,621	326,831
Receivables from subsidiaries(2)	620,528	632,155	22,287	—
Restricted cash	105	92	2,548,211	26,164
Investments in subsidiaries	1,191,792	—	—	—
Property, plant and equipment	2,056	1,569	66,000	1,102,773
Other financial assets	4,176	1,906	4,176	1,906

	1,907,765	707,950	3,242,295	1,457,674

LIABILITIES
Current liabilities
Accounts Payable and accrued liabilities	76,045	2,911	119,714	62,504
Current portion of long term debt	—	—	113,981	113,229
Current portion of finance leases	—	—	9,228	9,339
Current portion of derivative instruments	—	—	41,966	85,179
Current other liabilities	64,219	—	256,236	160

	140,264	2,911	541,125	270,411
Long term debt	174,584	—	285,052	405,423
Finance leases	—	—	10,515	16,762
Income tax liability	—	—	8,960	6,727
Future income tax liability	—	—	401,048	5,938
Asset retirement obligation	—	—	10,500	7,504
Long term compensation	6,648	2,469	6,648	2,469
Derivative instruments	—	—	—	22,131
Other payables	61	30	3,222	39,737

	321,557	5,410	1,267,070	777,102

SHAREHOLDERS’ EQUITY
Share capital	1,642,127	737,838	1,642,127	737,838
Retained earnings/(deficit)	(74,660)	(52,764)	194,385	(74,720)
Contributed surplus	15,193	15,966	15,192	15,966
Accumulated other comprehensive income	3,548	1,500	3,535	1,488
Transactions with owners reserve	—	—	(11,344)	—
Non-controlling interest	—	—	131,330	—

	1,586,208	702,540	1,975,225	680,572

	1,907,765	707,950	3,242,295	1,457,674

(1)	The members of the consolidated entity comprising the Extended Closed Group are the same as those entities, which comprise the consolidated entity, as Equinox Minerals Limited is the ultimate parent entity.
(2)	These long-term receivables relate to receivables from controlled entities, which are outside the Closed Group, as is listed above.

EQUINOX MINERALS LIMITED

Consolidated Interim Financial Statements

First Quarter—March 31, 2011

Unaudited

Expressed in thousands of US dollars, except where indicated

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2011, December 31, 2010 and January 1, 2010

(unaudited)

	Notes	March 31, 2011	December 31, 2010	January 1, 2010
		$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents		171,347	319,476	109,130
Restricted cash		3,069	3,337	—
Trade and other receivables		123,554	179,984	150,273
Inventories		115,667	98,826	67,428

		413,637	601,623	326,831
Non current assets
Restricted cash		27,355	22,287	26,164
Available-for-sale assets		2,604	4,176	1,906
Property, plant and equipment	6	2,611,757	2,552,670	1,108,748
Exploration and evaluation asset		66,012	66,000	—

Total assets		3,121,365	3,246,756	1,463,649

LIABILITIES
Current liabilities
Trade payables		130,717	119,076	62,090
Borrowings	7	122,145	123,209	165,011
Current tax liability		8,960	8,960	6,727
Derivative financial instruments		—	41,966	85,866
Other payables	10	177,089	256,236	160

		438,911	549,447	319,854
Non current liabilities
Borrowings	7	274,925	295,567	380,151
Deferred tax liability		427,048	401,048	5,938
Derivative financial instruments		—	—	23,570
Mine rehabilitation and closure provision	8	38,767	17,767	12,143
Other provisions	9	7,175	7,550	2,934
Other payables	10	3,530	2,958	39,706

Total liabilities		1,190,356	1,274,337	784,296

EQUITY
Equity attributable to owners of the parent
Share capital	11	1,749,281	1,642,127	737,838
Retained earnings/(deficit)		170,605	191,983	(75,920)
Other reserves		11,123	6,979	17,435

		1,931,009	1,841,089	679,353
Non-controlling interest	14	—	131,330	—

Total equity		1,931,009	1,972,419	679,353

Total liabilities and equity		3,121,365	3,246,756	1,463,649

Commitments for expenditure	15

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME

For the three months ended March 31, 2011 and 2010

(unaudited)

	Notes	2011	2010
		$000	$000
Revenue
Copper concentrate sales revenue		230,002	200,686
Smelter treatment charges		(19,140)	(20,823)

Net sales revenue		210,862	179,863

Direct and indirect mining costs		84,493	78,052
Amortization and depreciation		20,795	14,226
Royalties		7,826	5,443

Cost of sales		113,114	97,721

Gross Profit		97,748	82,142

Derivative loss		112	13,632
Exploration costs		2,166	901
General and administration		6,180	3,131
Financing costs		11,900	8,891
Take-over costs—Citadel Resource Group Limited		513	—
Withdrawn take-over costs—Lundin Mining Corporation	17	64,093	—
Other expenses		8,163	4,550

		93,127	31,105

Income before income tax		4,621	51,037
Income tax expense	5	(25,999)	(16,974)

Net (loss)/income for the period		(21,378)	34,063

Net (loss)/income attributable to:
Owners of Equinox Minerals Limited		(21,378)	34,663
Non-controlling interest		—	(600)

		(21,378)	34,063

Basic (loss)/earnings per share	12	($0.02)	$0.05
Diluted (loss)/earnings per share	12	($0.02)	$0.05

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the three months ended March 31, 2011 and 2010

(unaudited)

	2011	2010
	$000	$000
Net (loss)/income for the period	(21,378)	34,063

Other comprehensive income
Changes in fair value of available-for-sale assets	(1,572)	16
Foreign exchange on net investments	4,074	(1,663)
Cumulative translation adjustment	2,893	1,043

Other comprehensive income/(loss) for the period	5,395	(604)

Comprehensive (loss)/income for the period	(15,983)	33,459

Comprehensive (loss)/income attributable to:
Owners of Equinox Minerals Limited	(15,983)	33,459

	(15,983)	33,459

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the three months ended March 31, 2011 and 2010

(unaudited)

	Attributable to equity owners of the company
	Share capital	Contributed surplus	Available-for- sale assets reserve	Foreign currency translation reserve	Transaction with owners reserve	Retained earnings	Total	Non- controlling interest	Total equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000
Balance—January 1, 2011	1,642,127	15,192	3,585	(454)	(11,344)	191,983	1,841,089	131,330	1,972,419
Net loss for the period	—	—	—	—	—	(21,378)	(21,378)	—	(21,378)
Other comprehensive income (net of tax):
Cumulative translation adjustment	—	—	—	2,893	—	—	2,893	—	2,893
Foreign exchange on net investments	—	—	—	4,074	—	—	4,074	—	4,074
Changes in fair value of available-for sale investments	—	—	(1,572)	—	—	—	(1,572)	—	(1,572)

Comprehensive income/(loss) for the period	—	—	(1,572)	6,967	—	(21,378)	(15,983)	—	(15,983)
Employee share options:
Value of services recognized	857	117	—	—	—	—	974	—	974
Acquisition of non-controlling interest (note 14)	106,297	—	—	—	(1,368)	—	104,929	(131,330)	(26,401)

Balance—March 31, 2011	1,749,281	15,309	2,013	6,513	(12,712)	170,605	1,931,009	—	1,931,009

Balance—January 1, 2010	737,838	15,966	1,469	—	—	(75,920)	679,353	—	679,353
Net income for the period	—	—	—	—	—	34,063	34,063	—	34,063
Other comprehensive income (net of tax):
Cumulative translation adjustment	—	—	13	1,043	—	—	1,056	—	1,056
Foreign exchange on net investments	—	—	—	(1,663)	—	—	(1,663)	—	(1,663)
Changes in fair value of available-for-sale investments	—	—	3	—	—	—	3	—	3

Comprehensive income/(loss) for the period	—	—	16	(620)	—	34,063	33,459	—	33,459
Employee share options:
Value of services recognized	744	(10)	—	—	—	—	734	—	734

Balance—March 31, 2010	738,582	15,956	1,485	(620)	—	(41,857)	713,546	—	713,546

The accompanying notes are an integral part of these consolidated interim financial statements.

EQUINOX MINERALS LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

For the three months ended March 31, 2011 and 2010

(unaudited)

	2011	2010
	$000	$000
Cash flows (used in)/provided by operating activities
Net (loss)/income for the period	(21,378)	34,063
Adjustments for:
Amortization and depreciation	22,707	15,553
Unrealised foreign exchange loss	7,423	(1,308)
Long term compensation expense	886	495
Income tax expense	25,999	16,974
Net financing costs	1,645	(334)
Mark-to-market changes in derivative instruments	112	15,758
Payments from settlement of derivative instruments	(42,078)	(20,378)
Accretion expense	125	108
Deferred payments	464	9,011
Withdrawn take-over costs (loan origination costs)	48,000	—
Changes in items of working capital
Decrease/(increase) in inventories	(5,605)	597
Increase/(decrease) in accounts payable and accrued liabilities	(13,237)	6,582
Decrease/(increase) in accounts receivable and prepayments	56,431	(14,845)

	81,494	62,276

Cash flows (used in)/provided by investing activities
Decrease/(increase) in restricted cash	(4,800)	(3)
Payments for property, plant and equipment	(62,131)	(14,472)
Proceeds on disposal of property, plant and equipment	808	—
Payments for takeover offer	(844)	—
Payments for non-controlling interest	(90,620)	—

	(157,587)	(14,475)

Cash flows (used in)/provided by financing activities
Issue of share capital	557	487
Payment of loan origination costs	(48,000)	(32,847)
Proceeds from borrowings	—	275,701
Repayment of borrowings	(20,618)	(276,301)
Finance lease principal repayments	(2,733)	(3,745)

	(70,794)	(36,705)

Net increase/(decrease) in cash and cash equivalents	(146,887)	11,096
Cash and cash equivalents—start of period	319,476	109,130
Exchange rate changes on cash held in foreign currencies	(1,242)	(114)

Cash and cash equivalents—end of period	171,347	120,112

Total interest payments made	3,984	11,936

The accompanying notes are an integral part of these consolidated interim financial statements.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

1.	GENERAL INFORMATION

Equinox Minerals Limited and its subsidiaries (“EQN” or “the Company”) are engaged in the production of copper and related mining activities within Zambia and Saudi Arabia. The Company is incorporated and domiciled in Canada. The address of its registered office is 200 Bay St., South Tower, Suite No. 2940 Toronto, Ontario, Canada.

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed interim consolidated financial statements. In these consolidated interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Financial statement presentation

These consolidated interim financial statements have been prepared in accordance with the requirements of IFRS applicable to the preparation of consolidated interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in note 4, the Company has consistently applied the same accounting policies in its opening IFRS consolidated statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated interim financial statements for the year ended December 31, 2010. Comparative figures for 2010 in these consolidated interim financial statements have been restated to give effect to these changes.

The policies applied in these consolidated interim financial statements are based on IFRS issued and outstanding as of May 5, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated interim financial statements are described below.

(a)	Principles of Consolidation

The consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at the balance sheet date and the results of all subsidiaries for the quarter then ended. Equinox Minerals Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 3(g)).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, statement of income, statement of comprehensive income and statement of changes in equity respectively. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(b)	Segment Reporting

Operating segments are reported based on ‘management’s approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the senior management team.

(c)	Foreign Currency Translation

(i)	Functional and presentation currency

Items included in the consolidated interim financial statements for each entity of the consolidated group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated interim financial statements are presented in US dollars, which is the Company’s functional currency and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in the statement of income as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•	Income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates; and

•	All resulting exchange difference are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to the statement of income, as part of the gain or loss on sale where applicable.

Fair value adjustment arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(d)	Revenue Recognition

Revenue from sales of copper concentrate is recorded net of smelter treatment charges and deductions. Copper products are sold under pricing arrangements whereby final prices are determined at a specified future date based on market copper prices. Revenue is recognised when title and risk pass to the customer using forward prices for the expected date of final settlements. Changes between the price recorded upon recognition of revenue and the final price due to fluctuations in copper market prices result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value, with changes in fair value classified as a component of revenue.

(e)	Income Tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated interim financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(f)	Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the short of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(g)	Business combination

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Acquisition costs are as expensed as incurred, and included in non-operating expenses.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the statement of income, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Subsequent to acquisition date, transactions with non-controlling interests that do not result in a loss of control are accounted for as transactions with equity owners of the group. Any difference between the amount of the adjustment to the non-controlling interest and any consideration paid or received is recognized as a separate reserve within equity.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through the statement of income.

(h)	Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturity of three months or less at the date of original issue. It excludes cash subject to restrictions under long term debt facilities.

(j)	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any provisions for impairment. Trade receivables are generally due for settlement within 180 days. The collectability of trade receivables is reviewed on an ongoing basis. Accounts which are known to be uncollectible are written off in the consolidated statement of income within other expenses. Subsequent recoveries of amounts previously written off are credited against other expenses in the consolidated statement of income.

(k)	Inventories

(i)	Ore and copper concentrate inventories

Inventories of broken ore and concentrate are physically measured or estimated and valued at the lower of cost and net realizable value. Cost represents weighted average cost and includes direct costs and an appropriate portion of fixed and variable overhead expenditure.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Consumable supplies inventories

Inventories of consumable supplies and spare parts are to be used in production are valued at weighted average cost. Obsolete or damaged inventories are valued at net realizable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

(l)	Investments

Available-for-sale investments

Available-for-sale financial assets, comprising principally, marketable equity securities, are non derivatives that are either designated in this category or not classified in other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term. Investments classified as available-for-sale are recorded at fair value as follows:

•	Fair values of instruments traded in active markets are based on quoted market prices at the reporting date.

•

Where instruments are not traded in an active market, fair value is determined using valuation techniques taking into account market information for financial instruments with similar characteristics as the underlying instrument being valued.

•

Where there is no comparable market information to determine the fair value of the instrument, fair value is calculated using other techniques, such as estimated discounted cash flows using contractual terms of the instrument, discount rates considered appropriate for the credit risk of the instrument and the current volatility in the market place.

Changes in the fair value of available-for-sale financial assets denominated in a currency other than the currency of the holder are recognised in the statement of comprehensive income. Any impairment charges are recognised in statement of income, while other changes in fair value are recognised in equity and the statement of comprehensive income.

When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the statement of income within expenses.

(m)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Cost includes expenditure that is directly attributed to the acquisition or construction of the asset, including related borrowing costs. The cost of each item of buildings, fixed plant, mobile machinery and equipment is written off over its expected useful life. Either the units-of-production or straight-line method may be used. The units-of-production basis results in an amortization charge proportional to the depletion of the proven and probable reserves. Each item’s economic life has due regard to both its own physical life limitations and to present assessments of the proven and probable reserve resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, fixed plant and mobile machinery and equipment, with annual reassessments for major items.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Mine property, plant and equipment depreciation is calculated using the units-of-production method or on a straight-line basis over the estimated useful life of the asset if the asset’s useful life is less than the life of mine. The useful lives for each asset category of property, plant and equipment are detailed in the table below:

Asset Category	Useful life
Mine Development	Units-of-Production

Process Plant	Units-of-Production

Mining Mobile Equipment	10 years

Ancillary Mobile Equipment	6 – 10 years

Buildings & Infrastructure	10 – 15 years

Light Vehicles	5 years

Office Equipment	3 years

Major spares purchased specifically for particular plant are capitalized and depreciated on the same basis as the plant to which they relate.

Residual values and useful lives are reviewed and adjusted as required, at the end of each reporting period.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 3(h)).

Construction in progress is accumulated and carried forward at cost until the construction is complete. On completion the asset is transferred to property, plant and equipment and is depreciated over its expected useful life. Mine development costs are accumulated and carried forward at cost until the completion of the mine. On completion, the asset is amortized on a units-of-production basis.

(n)	Trade and Other Payables

Trade and other payable amounts represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. The amounts are unsecured and are usually paid within 90 days of recognition.

(o)	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of income as other income or finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(p)	Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

(q)	Mine Rehabilitation and Closure Provision

The Company assesses its mine rehabilitation and closure provision annually. The mine rehabilitation and closure provision is recorded at fair value which is based on the estimated future cash flows required to settle the provision discounted at an interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. That is, the provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. The provision is adjusted for changes in the expected amounts and timing of cash flows required to discharge the provision and accreted over time to its full value. The initial recognition of, and changes to estimated future costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset. The accretion expense is included as a finance cost in the statement of income.

(r)	Employee Benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave and accumulating sick leave is recognized in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Other long-term employee benefit obligations

The liability for long service leave and annual leave which is not expected to be settled within 12 months after the end of the period in which the employees render the related service is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market assessments of the time value of money and the risks specific to the liability.

(iii)	Share based payments

Share based awards may be provided to directors and employees via a range of equity compensation plans. The fair value of all share based payments granted to employees is estimated at the grant date and recorded as an expense over the vesting period. The expense is charged to other expenses within the consolidated statement of income. For equity-settled plans, an increase in equity is recorded for this expense and any subsequent cash flows from exercises of vested awards are recorded as changes in equity. For cash-settled plans, a provision is recorded, which is measured at fair value at each reporting date with any movements in fair value being recorded in other income/expense within the statement of income. Any subsequent cash flows from exercise of vested awards are recorded as a reduction of the provision.

(s)	Share Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(t)	Dividends

Dividends on common shares are recognized in the Company’s consolidated interim financial statements in the period in which the dividends are approved by the Board of Directors of the Company.

(u)	Earnings per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

•	The profit attributable to owners of the Company, excluding any costs of servicing equity other than common shares;

•	By the weighted average number of common shares outstanding during the financial year.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	The after income tax effect of interest and other financing costs associated with dilutive potential common shares; and

•	The weighted average number of additional common shares that would have been outstanding assuming the conversion of all dilutive potential common shares.

(v)	Borrowing Costs

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. All other borrowing costs are expensed.

(w)	Derivatives and Hedging Activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Cash flow hedges are recognized initially at fair value, and attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recognized in other comprehensive income is immediately transferred to the statement of income.

(x)	Exploration and Evaluation Costs

Exploration and evaluation expenditure costs incurred by the entity are accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead and foreign exchange movement on loans directly attributable to an exploration project.

Exploration and evaluation expenditure for each area of interest is written off as incurred, unless such costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Expenditure is not deferred in respect of any area of interest or mineral resource unless the Company’s rights of tenure to that area of interest are current. Although the Company has taken steps to verify title to its areas of interest, these procedures do not guarantee the Company’s title. Such areas of interest may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Deferred exploration and evaluation costs are transferred to mine development once a development decision has been taken. Deferred exploration and evaluation costs will be amortized over the estimated

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

useful life of the ore body, on a units-of-production basis, from the commencement of commercial extraction, or written off if the property is sold or abandoned.

Borrowing costs included in exploration and evaluation expenditure are those costs that would have been avoided if the expenditure had not been incurred.

Where impairment indicators are present management assesses the recoverable value of mineral properties and where they believe those values to be lower than the carrying values, such expenditure will be written down to fair value accordingly. Management’s estimate of fair value is subject to risks and uncertainties affecting the recoverability of the Company’s investment in these areas. Although management have made their best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect this estimate of the recoverability of mineral properties, deferred exploration and evaluation costs.

(y)	Accounting standards issued but not yet applied

IFRS 9 Financial Instruments—classification and measurement

International Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November 2009. It addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through the statement of income or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return on investment, are recognized in the statement of income. However, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

4.	TRANSITION TO IFRS

The effect of the Company’s transition to IFRS, described in note 2, is summarized in this note as follows:

(i)	Transition elections

(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

(iii)	Adjustments to the statement of cash flows

(i)	Transition elections

The Company has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

As described in note 4(ii)

Cumulative translation adjustment	(g)

Business combination	(h)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

		December 31, 2010			March 31, 2010			January 1, 2010
	Notes	CGAAP	Adj	IFRS	CGAAP	Adj	IFRS	CGAAP	Adj	IFRS
		$000	$000	$000	$000	$000	$000	$000	$000	$000
ASSETS
Current assets
Cash and cash equivalents		319,476	—	319,476	120,112	—	120,112	109,130	—	109,130
Restricted cash		3,337	—	3,337	—	—	—	—	—	—
Trade and other receivables		179,984	—	179,984	165,118	—	165,118	150,273	—	150,273
Inventories		98,826	—	98,826	66,831	—	66,831	67,428	—	67,428

		601,623	—	601,623	352,061	—	352,061	326,831	—	326,831

Non current assets
Restricted cash		22,287	—	22,287	26,167	—	26,167	26,164	—	26,164
Property, plant and equipment	a, b	2,548,211	4,459	2,552,670	1,100,654	4,328	1,104,982	1,102,773	5,975	1,108,748
Exploration and evaluation asset		66,000	—	66,000	—	—	—	—	—	—
Available-for-sale assets		4,176	—	4,176	2,067	—	2,067	1,906	—	1,906

Total Assets		3,242,297	4,459	3,246,756	1,480,949	4,328	1,485,277	1,457,674	5,975	1,463,649

LIABILITIES
Current liabilities
Trade payables	c	119,715	(639)	119,076	69,177	(506)	68,671	62,504	(414)	62,090
Borrowings	d	123,209	—	123,209	120,909	—	120,909	122,568	42,443	165,011
Income tax liability		8,960	—	8,960	6,727	—	6,727	6,727	—	6,727
Derivative financial instruments	e	41,966	—	41,966	102,691	—	102,691	85,179	687	85,866
Other payables		256,236	—	256,236	270	—	270	160	—	160

		550,086	(639)	549,447	299,774	(506)	299,268	277,138	42,716	319,854

Non current liabilities
Borrowings	d	295,567	—	295,567	386,745	—	386,745	422,185	(42,034)	380,151
Future income tax liability		401,048	—	401,048	22,912	—	22,912	5,938	—	5,938
Mine rehabilitation and closure provision	a	10,500	7,267	17,767	7,632	4,619	12,251	7,504	4,639	12,143
Provisions	c	6,648	902	7,550	2,780	541	3,321	2,469	465	2,934
Derivative financial instruments	e	—	—	—	—	—	—	22,131	1,439	23,570
Other payables	c	3,222	(264)	2,958	47,270	(34)	47,236	39,737	(31)	39,706

Total Liabilities		1,267,071	7,266	1,274,337	767,113	4,620	771,733	777,102	7,194	784,296

EQUITY
Equity attributable to owners of the parent
Share capital		1,642,127	—	1,642,127	738,582	—	738,582	737,838	—	737,838
Retained earnings/(deficit)	f	194,385	(2,402)	191,983	(42,193)	334	(41,859)	(74,720)	(1,200)	(75,920)
Other reserves	b	7,384	(405)	6,979	17,447	(626)	16,821	17,454	(19)	17,435

		1,843,896	(2,807)	1,841,089	713,836	(292)	713,544	680,572	(1,219)	679,353
Non-controlling interest		131,330	—	131,330	—	—	—	—	—	—

Total Equity		1,975,226	(2,807)	1,972,419	713,836	(292)	713,544	680,572	(1,219)	679,353

Total Liabilities and Equity		3,242,297	4,459	3,246,756	1,480,949	4,328	1,485,277	1,457,674	5,975	1,463,649

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

		Year ended December 31, 2010	Three months ended March 31, 2010
Total Comprehensive Income	Notes	$000	$000
As reported under Canadian GAAP		271,152	32,530
Increase/(decrease) in net income for:
Fair value adjustment on embedded derivative	e	2,127	2,127
Change in company discount rate for Mine rehabilitation and closure accretion expense	a	86	20
Foreign exchange on net investment reclassification to foreign currency translation reserve	b	3,954	1,663
Cumulative translation adjustment	b	(7,369)	(2,274)

		(1,202)	1,536
Increase/(decrease) in other comprehensive income for:
Foreign exchange on net investments reclassified to foreign currency translation reserve	b	(3,954)	(1,663)
Cumulative translation adjustment	b	3,569	1,056

		(385)	(607)

As reported under IFRS		269,565	33,459

Explanatory Notes

(a)	Mine rehabilitation and closure provision (“Mine Rehabilitation”) and mine development impact

Under IFRS the Company is required to continually update the amount of the mine rehabilitation provision recognized for changes in the discount rate whereas under Canadian GAAP, the existing present value of the estimated provision does not require subsequent adjustment for market interest changes in the discount rates. Under Canadian GAAP discount rates were required to be credit risk adjusted whereas no such adjustment is required under IFRS.

IFRS requires that an entity review the carrying amount of a non-financial liability at each reporting date and adjust to reflect the current amount that the entity would rationally pay to settle the present obligation or to transfer it to a third party on the reporting date.

Under IFRS, constructive obligations must be considered in addition to legal obligations when determining the mine rehabilitation provision.

Under Canadian GAAP, only legal obligations are considered when determining the mine rehabilitation and closure. The addition of constructive obligation under IFRS did not have any financial impact on transition. The change in measurement of discount rates resulted in an increase to the mine rehabilitation provision and mine development on transition to IFRS.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(b)	Foreign exchange on translation of foreign operations and accumulated foreign currency translation reserve account

Canadian GAAP requires the use of the temporal method to translate the financial statements of integrated foreign operations. Under this method, monetary assets and liabilities are translated at the period end rates and all other assets and liabilities are translated at applicable historical exchange rates with the resulting exchange rate differences included in income. Under IFRS, all assets and liabilities are translated at the period end rates and the resulting exchange rate differences are recognized as a separate component of equity (foreign currency translation reserve). There is no change to the treatment of revenue and expense items under IFRS, they continue to be translated at the rate of exchange in effect at the date the transactions are recognized in income.

Under IAS 21 foreign exchange differences that arise on translation of long term loans that form part of an entity’s net investment in a foreign operation are included in other comprehensive income. Upon transition to IFRS, Equinox has identified intercompany loans in foreign operations previously classified as integrated operations that are not likely to be settled in the foreseeable future. These intercompany loans have therefore been classified as part of Equinox’s net investment in those foreign operations. The related foreign exchange differences arising on translation have been included in the foreign currency translation reserve.

IFRS 1 exemptions allow the accumulated foreign currency translation reserve to be set at zero upon conversion to IFRS. Equinox has chosen to apply this exemption, the adjustment is the reversal of the foreign currency translation reserve to zero.

(c)	Employee provisions

Under Canadian GAAP long and short term employee provisions such as restricted share units (“RSU’s”), deferred share units (“DSU’s”) and “long service leave” were classified as accounts payable if current in nature or disclosed as long term compensation or other payables if non-current. Under IFRS these items are classified as provisions in either the current or non-current section of the consolidated statement of financial position.

(d)	Long term debt

Under Canadian GAAP where a post balance date financing agreement has been entered into which results in refinancing short-term repayment obligations on a long-term basis then, subject to satisfying certain requirements, long term debt may be re-profiled to reflect the payment terms of the refinanced debt. This option is not available under IFRS. In March 2010, Equinox secured a new corporate loan facility. As a result $42.4 million of long term debt that would otherwise have been payable within 12 months of reporting date was rescheduled and therefore included in non-current long term debt as at 31 December 2009. This re-classification has been reversed under IFRS. There is no difference in the classification of long term debt under Canadian GAAP and IFRS for balance dates after the date of refinancing.

(e)	EIB embedded derivative

Certain embedded derivatives previously grandfathered under Canadian GAAP must be recognized under IFRS. Under IFRS the embedded derivative contained within the EIB concessional loan agreement is required to be recognized. The interest on the EIB loan was fixed at 5.26% per annum up to September 30, 2007 after which it converted to a variable rate that adjusted on a sliding scale directly related to the price of copper. The external factor (copper price) affecting the variable interest rate meets the definition of an embedded derivative under both Canadian GAAP and IFRS.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Under Canadian GAAP a transitional grandfathering clause (for transactions occurring pre-2004) was available to de-recognize the embedded derivative. This election was taken up by Equinox under Canadian GAAP. However this clause is not available under IFRS and the embedded derivative is required to be recognized. The EIB concessional loan and related embedded derivative have been extinguished as part of the debt refinancing which occurred in March 2010.

(f)	Retained earnings

Retained earnings reflect the prior year’s impact of the above transition adjustments.

		December 31, 2010	March 31, 2010	January 1, 2010
	Notes	$000	$000	$000
Retained earnings as reported under Canadian GAAP		194,385	(42,193)	(74,720)

IFRS adjustments increase/(decrease):
Fair value adjustment on embedded derivative	e	—	—	(2,127)
Re-profiling of long term debt	d	—	—	(429)
Change in company discount rate for Mine rehabilitation and closure accretion expense	a	307	241	222
Foreign exchange on net investment reclassification to foreign currency translation reserve	b	4,032	1,710	4,678
Cumulative translation adjustment	b, g	(6,741)	(1,616)	(3,544)

		(2,402)	335	(1,200)

Retained earnings as reported under IFRS		191,983	(41,858)	(75,920)

(g)	Cumulative translation adjustments

In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Accumulated other comprehensive income has been increased and retained earnings has been reduced by $2.3m.

(h)	Business combination

In accordance with IFRS transitional provisions, the Company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. Equinox had elected to early adopt section 1572 “Business Combinations” effective January 1, 2010.

(iii)	Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no impact on the presentation of cash flows in the statement of cash flows.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

5.	INCOME TAXES

Income tax expense is recognized by applying management’s best estimate of the weighted average annual rate of income tax expense for the full year, which is 31.1%, to the pre tax accounting profit or loss. The tax effect of significant unusual items that arise in the interim period are not included in the determination of this average rate. Rather the tax effect of those items is measured on a standalone basis.

During the three months ended March 31, 2011 the company expensed substantial costs in connection with the withdrawn takeover offer for Lundin ($64.1m). At this point management have assessed the likelihood of recouping the associated tax losses as not probable. Accordingly the associated tax benefit has not been recognised in the interim financial statements.

6.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and Equipment	Construction in Progress	Mine Development	Total
	$000	$000	$000	$000	$000
At January 1, 2010
Cost	110,984	674,422	38,151	380,232	1,203,789
Accumulated depreciation	(9,065)	(72,593)	—	(13,383)	(95,041)

Net book amount	101,919	601,829	38,151	366,849	1,108,748

Year ended December 31, 2010
Opening net book amount	101,919	601,829	38,151	366,849	1,108,748
Additions	1,201	1,767	241,794	1,283,511	1,528,273
Transfers	31,833	42,949	(74,782)	—	—
Disposals	—	(92)	—	—	(92)
Depreciation charge	(8,954)	(44,805)	—	(27,238)	(80,997)
Foreign exchange	(2,660)	194	(796)	—	(3,262)

Closing net book amount	123,339	601,842	204,367	1,623,122	2,552,670

At January 1, 2011
Cost	141,222	719,263	204,367	1,663,744	2,728,596
Accumulated depreciation	(17,883)	(117,421)	—	(40,622)	(175,926)

Net book amount	123,339	601,842	204,367	1,623,122	2,552,670

Quarter ended March 31, 2011
Opening net book amount	123,339	601,842	204,367	1,623,122	2,552,670
Additions	—	720	38,941	40,837	80,498
Transfers	7,242	4,212	(10,950)	(504)	—
Disposals	—	(1,171)	(36)	—	(1,207)
Depreciation charge	(2,742)	(11,793)	—	(8,390)	(22,925)
Foreign exchange	3,124	24	58	(485)	2,721

Closing net book amount	130,963	593,834	232,380	1,654,580	2,611,757

At March 31, 2011
Cost	151,874	723,074	232,380	1,703,591	2,810,919
Accumulated depreciation	(20,911)	(129,240)	—	(49,011)	(199,162)

Net book amount	130,963	593,834	232,380	1,654,580	2,611,757

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

7.	BORROWINGS

The following table summarizes the Company’s borrowings:

	March 31 2011	December 31 2010
	$000	$000
Lumwana project finance facility (a)	70,918	71,535
Corporate finance facility (b)	309,142	327,498
Finance leases	17,010	19,743

Balance—end of period	397,070	418,776
Less: current portion	(122,145)	(123,209)

Total non-current borrowings	274,925	295,567

(a)	Lumwana project financing facility

In December 2006, Equinox signed a US$582.7 million senior and subordinated Project finance facility for the completion of development and construction of the Lumwana Project located in the North Western Province of the Republic of Zambia. On March 10, 2010 all tranches, except the asset backed facility, were either repaid in full from the proceeds of the Corporate Facility or rolled into the Corporate Facility.

The remaining asset backed tranche of the Project debt facility carries interest rates of LIBOR plus a margin range between 300—400 basis points. The facility has tenure of 5 years from the date of equipment delivery, with scheduled repayments that commenced in December 2007. The security for the facility includes a fixed charge over the related mining fleet equipment of Lumwana Mining Company Limited.

(b)	Corporate finance facility

On February 24, 2010, the Company signed a $400 million corporate loan facility (the “Corporate Facility”) with four leading commercial banks.

The two tranches of the facility are:

•	Term facility of US$220 million with a tenure of 3 years, an interest rate of LIBOR plus a margin of 400 basis points for the life of the loan and quarterly principal and interest repayments; and

•

Revolving credit facility of $180 million with a tenure of 5 years that the Company is allowed full repayment and/or full redraw of, up to the facility limit, over the term. The revolving facility carries an interest rate of LIBOR plus a margin of 475 basis points for the first 24 months, then 400 basis points for the duration of the loan.

The security of the Corporate Facility includes a fixed and floating charge over the assets of Lumwana Mining Company Limited plus financial guarantees from Equinox Minerals Limited and certain subsidiaries.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

8.	MINE REHABILITATION AND CLOSURE PROVISION

The Company has restoration and remediation obligations associated with its Lumwana and Jabal Sayid Mines. The following table summarizes the movements in the mine rehabilitation and closure provision:

	March 31 2011	December 31 2010
	$000	$000
Balance—start of period	17,767	12,143
Recognition of new obligation	20,875	5,186
Accretion expense	125	438

Balance—end of period	38,767	17,767

The mine rehabilitation and closure provision has been recorded as a liability at fair value at inception based on the estimated future cash flows required to settle the liability discounted at a rate that reflects the time value of money. The fair value has been calculated assuming a risk free discount rate between 0.59% and 3.75% and an inflation factor between 2.34% and 4.55%. During the quarter the mine rehabilitation and closure cost estimate was increased based on an independent review of the related closure obligations for the Lumwana Mine.

9.	OTHER PROVISIONS

	March 31 2011	December 31 2010
	$000	$000
Employee provisions	57	902
Deferred share unit	5,135	5,113
Restricted share unit	1,983	1,535

Total provisions	7,175	7,550

a)	Employee provisions

Employee provisions relates to long service leave for Australian employees.

b)	Deferred Share Unit

The Company established a Deferred Share Unit (“DSU”) Plan for its directors with each DSU having the same value as one Equinox common share.

Under the DSU Plan, effective July 1, 2007, directors can elect to receive a portion of their annual compensation in the form of DSU’s. The DSU’s vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. During the period ended March 31, 2011, 32,933 DSU’s were granted under the DSU Plan and $0.2 million was recognized as directors’ fees within general and administrative costs. Outstanding DSU’s were marked-to-market at March 31, 2011, and as a result of the increase in the market value of the Company’s shares $0.2 million was credited to the statement of income.

	Three months ended March 31, 2011		Year ended December 31, 2010
Deferred Share Units	Number	$000	Number	$000
Balance—start of period	836,826	5,113	633,230	2,469
Issued during the period	32,933	198	203,596	847
Mark-to-market fair value adjustments	—	(176)	—	1,797

Balance—end of period	869,759	5,135	836,826	5,113

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

c)	Restricted Share Units

The Company established a Restricted Share Unit (“RSU”) Plan for its employees with each RSU having the same value as one Equinox common share.

The RSU’s vest on the third anniversary of the grant date and are redeemable in cash immediately on vesting. During the period ended March 31, 2011, 772,944 RSU’s were granted under the RSU plan. The aggregate fair value of the unvested RSU’s granted and to be charged to income in future periods amounted to $6.3 million (2010: $2.2 million).

	Three months ended March 31, 2011		Year ended December 31, 2010
Restricted Share Units	Number	$000	Number	$000
Balance—start of period	812,692	1,535	661,610	—
Issued during the period	772,944	—	239,935	—
Forfeited during the period	(33,482)	—	(88,853)	—
Expense recognised during the period	—	410	—	978
Mark-to-market fair value adjustments	—	38	—	557

Balance—end of period	1,552,154	1,983	812,692	1,535

10.	OTHER PAYABLES

	March 31 2011	December 31 2010
	$000	$000
Current other payables
Royalties	26,818	46,949
Withholding tax	13,991	13,290
Customs duty	35,199	30,962
Deferred consideration	100,000	100,000
Accrued consideration	—	64,219
Other	1,081	816

	177,089	256,236
Non-current other payables
Other provisions	3,530	2,958

	3,530	2,958

Balance—end of period	180,619	259,194

(a)	Royalties, Withholding Tax and Customs Duty

There is uncertainty surrounding the application of the Development Agreement with GRZ. Under the terms of the Development Agreement certain amounts, including royalties, withholding taxes and import duties are deferred until the Lumwana debt is eliminated. Until this uncertainty is resolved the Company will measure its taxes in accordance with the enacted legislation. Following discussions and correspondence with GRZ, the Company agreed with the Zambian Revenue Authority (ZRA) in January 2011 to pay its deferred mineral royalties assessed at 3% by 30 June 2011. The Company continues to reserve its right to compensation for breach of the tax stability provisions under the Development Agreement and, by agreeing to pay deferred mineral royalties, protected itself from the ZRA assessing interest and penalties on the

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

deferred tax amount. As a result of the agreement with the ZRA and pending the outcome of further negotiations with GRZ, the Company has presented its liabilities for royalties, deferred withholding tax and deferred customs duty as current.

(b)	Deferred consideration

During the prior period Bariq, a subsidiary of Citadel, acquired the remaining 30% interest in the Jabal Sayid project. The consideration for this acquisition was $112.5 million, of which $12.5 million was paid on November 5, 2010 following Citadel shareholder approval. The balance of $100.0 million is payable on or before June 30, 2011.

(c)	Accrued consideration

At December 31, 2010 $64.2 million of cash consideration relating to the acquisition of Citadel Resource Group Limited had not been paid. This was paid in the period.

11.	SHARE CAPITAL

(a)	Authorized capital

The number of authorized common shares of the Company is unlimited.

(b)	Movement in common share capital

Date	Details	Issue Price		No. of Shares	US$’000
	Balance at December 31, 2010			860,861,977	1,642,127
January 2011	Stock options exercised			395,000	454
January 2011	Issue of shares for Citadel acquisition	C$	5.80	15,785,942	91,413
February 2011	Issue of shares for Citadel acquisition	C$	6.57	2,019,857	13,438
March 2011	Stock options exercised			175,000	403
March 2011	Issue of shares for Citadel acquisition	C$	5.55	258,100	1,446

	Balance at March 31, 2011			879,495,876	1,749,281

(c)	Stock options

Equinox established an employee Incentive Plan in June 2004 (the “Plan”). Options may be granted under the Plan to such directors, officers, employees or service providers of Equinox and its subsidiaries as the Compensation Committee of the Board of Directors may from time to time designate. The exercise price of any options granted under the Plan shall be not less than the average market price over the five trading days immediately preceding the date of grant. The Plan provides that the total number of Equinox common shares which may be issued pursuant to the Plan shall not exceed a number of common shares equal to 10% of the estimated number of issued and outstanding shares. The number of Equinox common shares which may be reserved for issuance pursuant to the Plan (or any other employee-related plan or options for services) must not exceed 10% of the total number of issued shares in the same class at the time of offer and must not exceed 5%, to any one person, of the Equinox common shares issued and outstanding on a non-diluted basis from time to time.

All options granted prior to December 2008 vest in three tranches, one third of any options granted may be exercised immediately, another third during the period commencing 12 months after the date of grant, and the final third after 24 months from the date of grant. Options granted from December 2008 vest in three

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

tranches, one third of any options granted may be exercised 12 months after the date of grant, another third during the period commencing 24 months after the date of grant, and the final third after 36 months from the date of grant. Options granted from December 2009 cliff vest after three years if the performance hurdles set have been achieved. The performance hurdles and vesting conditions are based on total shareholder return and the company’s performance compared to a peer group. Options granted under the Plan are not transferable or assignable other than by the prior written consent of the Board of Directors of Equinox and subject to the rules of the relevant stock exchange.

The following table summarizes the stock options outstanding and exercisable at March 31, 2011:

	Outstanding Options				Exercisable Options
	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2010	13,836,044	C$	2.08	6.0	11,505,000	C$	1.89
Options issued	920,796		—	—	—		—
Options exercised	(570,000)		—	—	(570,000)		—

Outstanding at March 31, 2011	14,186,840	C$	2.35	5.8	10,935,000	C$	1.94

Available for grant at March 31, 2011	29,787,953

Stock-based compensation charged to earnings amounted to $0.4 million for the quarter ended March 31, 2011 (March 31, 2010: $0.6 million). As at March 31, 2011 the aggregate fair value of unvested stock options granted and to be charged to income in future periods amounted to $1.6 million (March 31, 2010: $3.6 million).

12.	EARNINGS PER SHARE

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners of the parent by the weighted average number of common shares in issue during the period.

	March 31 2011	December 31 2010
	000	000
Net (loss)/income attributable to owners of the parent	($21,378)	$34,063
Weighted average number of common shares in issue	873,924	707,434

Basic (loss)/earnings per share	($0.02)	$0.05

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has only one category of dilutive potential common shares being stock options. For stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined using the closing market share price of the Company’s shares at the end of the period) based on the exercise price attached to the stock options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of the stock options.

	March 31 2011	December 31 2010
	000	000
Net (loss)/income attributable to owners of the parent	($21,378)	$34,063
Weighted average number of common shares in issue	873,924	707,434
Adjustments for stock options	10,935	12,299

Weighted average number of common shares for diluted earnings per share	884,859	719,733

Diluted (loss)/earnings per share	($0.02)	$0.05

13.	DIVIDENDS

No dividends were declared or paid as at the balance sheet date and for the period then ended.

14.	ACQUISITION OF NON-CONTROLLING INTEREST

Summary of the acquisition

On December 17, 2010 (acquisition date), Equinox Minerals Limited acquired 56.03% of the issued share capital of Citadel Resource Group Limited (“Citadel”) and declared the offer free from all conditions. By December 31, 2010, Equinox had acquired 89.47% of the issued share capital of Citadel.

Between January 1, 2011 and March 31, 2011 Equinox acquired the residual 10.53% of the issued share capital of Citadel Resource Group Limited (“Citadel”), raising its equity interest to 100%, for shares and cash consideration totalling $132.7 million. Equinox recognised a decrease in non-controlling interest of $131.3 million and a decrease in equity attributable to owners of $1.3 million. The effect of changes in the ownership interest of Citadel on the equity attributable to owners of Equinox during the year is summarized as follows:

	March 31 2011	December 31 2010
	$000	$000
Carrying amount of non-controlling interests acquired	131,330	417,202
Consideration paid to non-controlling interests	(132,698)	(428,546)

Excess consideration paid recognised in the transactions with non-controlling interests reserve within equity	(1,368)	(11,344)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

15.	COMMITMENTS FOR EXPENDITURE

(a)	Lumwana Mine capital commitments

The outstanding capital commitments of the Company relating to the construction of the Lumwana town and the Lumwana Mine ongoing commitments at March 31, 2011 are:

	March 31 2011	December 31 2010
	$000	$000
Within 1 year	14,856	31,029

Total commitments	14,856	31,029

(b)	Jabal Sayid project commitments

The outstanding capital commitments of the Company relating to the construction of the Jabal Sayid Project at March 31, 2011 are:

	March 31 2011	December 31 2010
	$000	$000
Within 1 year	189,299	101,638
Between 1 and 5 years	—	5,235

Total commitments	189,299	106,873

16.	SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the senior management team.

The management team considers the business from a geographical and business unit perspective and has identified three reportable segments; mining at Lumwana, project development at Jabal Sayid, exploration in Zambia and Saudi Arabia and corporate activities in Perth and Canada. The Company’s reportable operating segments are based on strategic business units that are managed separately.

Lumwana

Equinox’s primary asset is the Lumwana mine and associated infrastructure in Zambia. In December 2008, copper sulphide production and sales commenced and the Lumwana mine was commissioned with a nameplate capacity of 20Mtpa. The ramp-up of the mine and process plant operations was successfully completed during 2010.

Jabal Sayid

In December 2010, Equinox purchased Citadel Resource Group Limited whose primary asset is the Jabal Sayid mine in Saudi Arabia which is currently under construction.

Other

Other represents the company’s corporate and exploration segments. The exploration segment includes a suite of brownfields and greenfields exploration projects in Zambia and Saudi Arabia. The corporate division is responsible for regulatory reporting and corporate administration.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

The segment information provided to the senior management team for reportable segments for the three months ended March 31, 2011 and March 31, 2010 is as follows:

	March 31, 2011
	Jabal Sayid	Lumwana	Other	Total
	$000	$000	$000	$000
Segment revenue	—	210,862	—	210,862
Adjusted EBITDA	(817)	107,361	180	106,724
Total assets	1,499,069	1,485,713	136,583	3,121,365

	March 31, 2010
	Lumwana	Other	Total
	$000	$000	$000
Segment revenue	179,863	—	179,863
Adjusted EBITDA	93,807	(4,186)	89,621
Total assets	1,415,776	69,501	1,485,277

The senior management team assesses the performance of the operating segments based on a number of measures with the primary measure being adjusted EBITDA. The adjusted EBITDA measurement basis excludes the effects of non-recurring expenditure from operating segments such as takeover transaction costs. Furthermore, adjusted EBITDA excludes the effects of share based payments and unrealized gains/losses on derivative financial instruments. Interest income and expenditure are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of the group.

A reconciliation of adjusted EBITDA to operating profit before income tax is provided as follows:

	March 31 2011	March 31 2010
	$000	$000
Adjusted EBITDA	106,724	89,621
Intersegment eliminations	(3,197)	(229)
Interest revenue	1,107	77
Finance costs	(11,900)	(8,891)
Amortization and depreciation expense	(22,707)	(15,553)
Derivative loss	(112)	(13,632)
Long term compensation expense	(688)	(356)
Take-over transaction costs—Citadel Resources Group Limited	(513)	—
Withdrawn take-over costs—Lundin Mining Corporation	(64,093)	—

Profit before income tax	4,621	51,037

17.	SUBSEQUENT EVENTS

(a)	Minmetals Resources Limited intention to make an offer to acquire Equinox

On April 3, 2011 Minmetals Resources Limited (“Minmetals”) announced its intention to offer C$7.00 per share in cash for Equinox. Following the announcement of the Barrick Offer on April 25, 2011 Minmetals announced it was withdrawing its intention to make an offer for Equinox.

(b)	Barrick Gold Corporation to make an offer to acquire Equinox

On April 25, 2011 Equinox entered into an agreement (the “Support Agreement”) with Barrick Gold Corporation (“Barrick”) pursuant to which Barrick has agreed, subject to the terms of the Support

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2011 and 2010

(unaudited)

Agreement, to make an offer to purchase all outstanding common shares of Equinox by way of negotiated take-over bid at a price of C$8.15 per share in cash (the “Offer”). Under the terms of the Support Agreement Equinox has agreed to withdraw or terminate the Lundin Offer or allow the Lundin Offer to expire, in each case, without taking up any shares under the Lundin Offer.

(c)	Withdrawn offer for Lundin Mining Corporation

Pursuant to the Barrick Offer, Equinox withdrew its offer for Lundin Mining Corporation (the “Lundin Offer”) on April 25, 2011. The Company incurred fees associated with establishing the $3.2 billion bridge facility and the $300 million revolver facility; financial advisors’, lawyer and accountants’ fees; printing expenses and other charges in progressing the offer during the period up to the withdrawal of the offer totalling $64.1 million. These costs were expensed as withdrawn take-over costs in the consolidated statement of income for the three months ended March 31, 2011.

FORM F-9

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO

OFFEREES OR PURCHASERS

Indemnification

Under the Business Corporations Act (Ontario) (the “OBCA”), Barrick Gold Corporation (“Barrick” or the “Form F-9 Registrant”) may indemnify a director or officer of Barrick, a former director or officer of Barrick or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or the other entity on condition that (i) the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, Barrick may, with court approval, indemnify an individual described above in respect of an action by or on behalf of Barrick or another entity to obtain a judgment in its favor, to which the individual is made a party by reason of the individual’s association with Barrick or such other entity described above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils condition (i) above. An individual referred to above is entitled to indemnification from Barrick as a matter of right if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfils conditions (i) and (ii) above. Barrick has entered into a Memorandum of Agreement with each Barrick director and officer under which Barrick has agreed to indemnify and hold harmless the individual in substantially the same circumstances as outlined in this paragraph.

In accordance with the provisions of the OBCA described above, the by-laws of Barrick provide that, subject to the relevant provisions of the OBCA, Barrick shall indemnify a director or officer of Barrick, a former director or officer of Barrick, or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or such other entity if the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request.

Barrick also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Form F-9 Registrant pursuant to the foregoing provisions, the Form F-9 Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

F-9, II-1

EXHIBITS TO FORM F-9

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

F-9, II-2

FORM F-9

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

The Form F-9 Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process.

Concurrently with the filing of this Registration Statement, the Form F-9 Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Form F-9 Registrant shall be communicated promptly to the Commission by amendment to the applicable Form F-X referencing the file number of the relevant registration statement.

F-9, III-1

FORM F-9

SIGNATURES

Pursuant to the requirements of the Securities Act, the Form F-9 Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 27th day of June, 2011.

BARRICK GOLD CORPORATION (the Form F-9 Registrant)

by	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Senior Vice President and General Counsel

F-9, III-2

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, James W. Mavor and Jamie C. Sokalsky as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title with Form F-9 Registrant	Date

/s/ Aaron W. Regent Aaron W. Regent	President, Chief Executive Officer and Director (Principal Executive Officer)	June 20, 2011

/s/ Jamie C. Sokalsky Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 27, 2011

/s/ Richard Ball Richard Ball	Controller (Principal Accounting Officer)	June 27, 2011

/s/ Peter Munk Peter Munk	Chairman and Director	June 27, 2011

/s/ C. William D. Birchall C. William D. Birchall	Vice Chairman and Director	June 27, 2011

/s/ Howard L. Beck Howard L. Beck	Director	June 27, 2011

/s/ Donald J. Carty Donald J. Carty	Director	June 27, 2011

/s/ Gustavo A. Cisneros Gustavo A. Cisneros	Director	June 27, 2011

/s/ Marshall A. Cohen Marshall A. Cohen	Director	June 27, 2011

/s/ Peter A. Crossgrove Peter A. Crossgrove	Director	June 27, 2011

/s/ Robert M. Franklin Robert M. Franklin	Director	June 27, 2011

F-9, III-3

/s/ J. Brett Harvey J. Brett Harvey	Director	June 27, 2011

/s/ Dambisa Moyo Dambisa Moyo	Director	June 27, 2011

/s/ The Right Honourable Brian Mulroney The Right Honourable Brian Mulroney	Director	June 27, 2011

/s/ Anthony Munk Anthony Munk	Director	June 27, 2011

/s/ The Honourable Nathaniel P. Rothschild The Honourable Nathaniel P. Rothschild	Director	June 27, 2011

/s/ Steven J. Shapiro Steven J. Shapiro	Director	June 27, 2011

F-9, III-4

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Barrick Gold Corporation in the United States, in the City of Toronto, Province of Ontario, Canada on this 27th day of June, 2011.

BARRICK GOLDSTRIKE MINES INC. (Authorized U.S. Representative)

by	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Secretary

F-9, III-5

FORM S-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 18-108 of the Delaware Limited Liability Company Act (the “DE LLC Act”) provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. However, to the extent that the limited liability company agreement seeks to restrict or limit the liabilities of such person, Section 18-1101 of the DE LLC Act prohibits it from eliminating liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

Consistent with applicable provisions of the DE LLC Act, the limited liability company agreement of BANF provides that the debts, obligations and liabilities of the company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the company, and neither the members, nor any employee or agent of the company is obligated personally for any such debt, obligation or liability of the company, or for any debt, obligation or liability of any other member, employee or agent of the company, solely by reason of being a member or acting as a manager, employee or agent of the company.

Item 21. Exhibits

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein.

Item 22. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Form S-4 Registrant pursuant to the foregoing provisions set forth in Item 20 above, or otherwise, such Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by such Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Form S-4 Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request , and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of the responding to the request.

The Form S-4 Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being involved therein, that was not the subject of included in the registration statement when it became effective.

S-4, II-1

FORM S-4

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 27th day of June, 2011.

BARRICK NORTH AMERICA FINANCE LLC (Form S-4 Registrant)

by	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Attorney-in-fact

S-4, II-2

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, James W. Mavor and Jamie C. Sokalsky as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title with Form S-4 Registrant	Date

/s/ Gregory Antony Lang Gregory Antony Lang	President, Chief Executive Officer and Director (Principal Executive Officer)	June 27, 2011

/s/ Blake Lawrence Measom Blake Lawrence Measom	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 27, 2011

/s/ Richard Ball Richard Ball	Controller (Principal Accounting Officer)	June 27, 2011

/s/ Paul Judd Paul Judd	Director	June 27, 2011

/s/ Jamie Calvin Sokalsky Jamie Calvin Sokalsky	Director	June 27, 2011

S-4, II-3

INDEX TO EXHIBITS

Exhibits to Form F-9

Exhibit No.

1.1	Form of Letter of Transmittal (included in Exhibit 99.1 to Form S-4).

1.2	Form of Notice of Guaranteed Delivery (included in Exhibit 99.2 to Form S-4).

3.1	Purchase Agreement dated as of May 24, 2011 by and among Barrick Gold Corporation, Barrick North America Finance LLC and the initial purchasers named therein. (included in Exhibit 1.1 to Form S-4).

3.2	Exchange and Registration Rights Agreement dated as of June 1, 2011 among Barrick Gold Corporation, Barrick North American Finance LLC and the initial purchasers named therein. (included in Exhibit 4.6 to Form S-4).

4.1	Annual Information Form of Barrick Gold Corporation for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 40-F filed with the Securities and Exchange Commission on March 31, 2011 (the “Form 40-F”)).

4.2	The annual audited consolidated financial statements of Barrick Gold Corporation for the year ended December 31, 2010, including consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of income, cash flows, equity and comprehensive income for each of the years in the three-year period ended December 31, 2010 and related notes, together with the auditors’ report thereon (incorporated by reference to Exhibit 99.3 of the Form 40-F).

4.3	The management’s discussion and analysis of Barrick Gold Corporation for the financial year ended December 31, 2010 (incorporated by reference to Exhibit 99.4 of the Form 40-F.

4.4	The management information circular of Barrick dated March 11, 2011, in connection with the annual meeting of Barrick’s shareholders held on April 27, 2011 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on March 22, 2011).

4.5	The interim unaudited consolidated financial statements of Barrick for the three months ended March 31, 2011, including consolidated balance sheets as at March 31, 2011, December 31, 2010 and January 1, 2010, consolidated statements of income, cash flow and comprehensive income for the three months ended March 31, 2011 and March 31, 2010 and consolidated statements of changes in equity as at March 31, 2011 and March 31, 2010 and related notes (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on April 28, 2011).

4.6	The management’s discussion and analysis of Barrick Gold Corporation for the three months ended March 31, 2011 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on April 28, 2011).

4.7	The material change report of Barrick dated May 4, 2011 regarding its entering into a Support Agreement with Equinox pursuant to which Barrick, through a wholly-owned subsidiary, launched a take-over bid for all of the common shares of Equinox (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on May 4, 2011).

4.9	The material change report of Barrick dated May 31, 2011 regarding the pricing of $4.0 billion in debt securities comprising of $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 issued by Barrick Gold Corporation and the $1.35 billion of 4.40% notes due 2021 and the $850 million of 5.70% notes due 2041 issued by Barrick North America Finance LLC, guaranteed by Barrick Gold Corporation on May 24, 2011, and the closing of the offering on June 1, 2011 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K, furnished to the Commission on June 1, 2011).

Ex.-1

5.1	Consent of PricewaterhouseCoopers LLP (included as Exhibit 23.1 to Form S-4).

5.2	Consent of PricewaterhouseCoopers (Australia) (included as Exhibit 23.2 to Form S-4).

5.3	Consent of Davies Ward Phillips & Vineberg LLP, Canadian counsel to Barrick North America Finance LLC and Barrick Gold Corporation (included as Exhibit 23.4 to Form S-4).

5.4	Consent of Sullivan and Cromwell LLP counsel to Barrick North America Finance LLC and Barrick Gold Corporation (included as Exhibit 23.3 to Form S-4).

6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-9).

7.1	Indenture dated as of June 1, 2011 among Barrick Gold Corporation, Barrick North America Finance LLC, as issuers, Barrick Gold Corporation, as guarantor, Citibank N.A., as indenture agent and Wilmington Trust Company, as trustee (included as Exhibit 4.5 to Form S-4).

Ex.-2

Exhibits to Form S-4

Exhibit No.

1.1	Purchase Agreement dated as of May 24, 2011 by and among Barrick Gold Corporation, Barrick North American Finance LLC and the initial purchasers named therein.

3.1	Certificate of Formation of Barrick North America Finance LLC.

3.2	Limited Liability Company Agreement of Barrick North America Finance LLC.

4.1	Form of 1.75% Notes due 2014 of Barrick Gold Corporation being registered pursuant to the Securities Act of 1933.

4.2	Form of 2.90% Notes due 2016 of Barrick Gold Corporation being registered pursuant to the Securities Act of 1933.

4.3	Form of 4.40% Notes due 2021 of Barrick North American Finance LLC being registered pursuant to the Securities Act of 1933.

4.4	Form of 5.70% Notes due 2041 of Barrick North American Finance LLC being registered pursuant to the Securities Act of 1933.

4.5	Indenture dated as of June 1, 2011 among Barrick Gold Corporation, Barrick North America Finance LLC, as issuers, Barrick Gold Corporation, as guarantor, Citibank N.A., as Indenture Agent and The Bank of New York Mellon, as trustee.

4.6	Exchange and Registration Rights Agreement dated as of June 1, 2011 among Barrick Gold Corporation, Barrick North America Finance LLC and the initial purchasers named therein.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barrick North American Finance LLC and Barrick Gold Corporation.

5.2	Opinion of Davies, Ward, Phillips & Vineberg LLP, Canadian counsel to Barrick North America Finance LLC and Barrick Gold Corporation.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers (Australia).

23.3	Consent of Sullivan & Cromwell LLP, U.S. counsel to Barrick North American Finance LLC and Barrick Gold Corporation (included in Exhibit 5.1 above).

23.4	Consent of Davies, Ward, Phillips & Vineberg LLP, Canadian counsel to Barrick North America Finance LLC and Barrick Gold Corporation.

23.5	Consent of Robert Krcmarov.

23.6	Consent of Rick Sims.

23.7	Consent of Chris Woodall.

23.8	Consent of John Lindsay.

24.1	Powers of Attorney (included on signature pages to the S-4 Registration Statement).

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wilmington Trust Company, as trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

Ex.-3